UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Amendment No. 1 to
Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

SWISHER HYGIENE INC.
(Exact name of registrant as specified in its charter)

Delaware	27-3819646
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

4725 Piedmont Row Drive, Suite 400 Charlotte, North Carolina	28210 (Zip Code)
(Address of principal executive offices)

(704) 364-7707
(Registrant’s telephone number, including area code)

Copies to:

Steven R. Berrard	Edward L. Ristaino, Esq.
President and Chief Executive Officer	Michael Francis, Esq.
Swisher Hygiene Inc.	Akerman Senterfitt
4725 Piedmont Row Drive, Suite 400	One Southeast 3rd Avenue, 25th Floor
Charlotte, North Carolina 28210	Miami, Florida 33131
Telephone: (704) 364-7707	Telephone: (305) 982-5581
Fax: (704) 602-7980	Fax: (305) 374-5095

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Item 1.	Business.

Overview

Swisher Hygiene Inc., through its consolidated subsidiaries, franchisees, and international licensees, provides hygiene solutions to more than 35,000 customers throughout North America and internationally through its network of company owned operations, franchises, and master licenses. Our solutions include products and services designed to promote superior cleanliness and sanitation in commercial environments, while enhancing the safety, satisfaction, and well-being of employees and patrons. Our solutions are typically delivered on a regularly scheduled basis and involve providing our customers with: (i) the sale of consumable products such as soap, paper, cleaning chemicals, detergents, and supplies, together with the rental and servicing of dish machines and other equipment for the dispensing of those products; (ii) the rental of facility service items requiring regular maintenance and cleaning, such as floor mats, mops, and bar towels; and (iii) manual cleaning of their facilities. We serve customers in a wide range of end-markets, with a particular emphasis on the foodservice, hospitality, retail, industrial, and healthcare industries.

Going forward, we intend to increase the sale of our products and services to customers in existing geographic markets as well as expand our reach into additional markets through a combination of organic growth and the acquisition of Swisher franchises, independent chemical service providers, and related businesses.

We are a Delaware corporation, originally organized in Canada in 1994. Our principal executive offices are located at 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina, 28210. The financial information about operating segments appearing in Note 10 to the consolidated financial statements in this Registration Statement on Form 10, which we refer to as the registration statement, is incorporated herein by this reference.

All references in this registration statement to “Swisher,” “Swisher Hygiene,” the “company,” “we,” “us,” and “our” refer to Swisher Hygiene Inc. and its consolidated subsidiaries, except where the discussion relates to times or matters occurring before the Merger, as defined below, in which case these words, as well as “Swisher International,” refer to Swisher International, Inc. and its consolidated subsidiaries.

Our History

We were originally founded in 1986 as Swisher International, Inc., a Nevada corporation. From our founding through 2004, we operated primarily as a franchisor and licensor of restroom hygiene services offering: (i) weekly cleaning and sanitizing services of our customers’ restroom fixtures, along with the restocking of soap and air freshener dispensers and (ii) the sale of restroom paper products, such as toilet paper and hand towels. We provided these services to a customer base largely comprised of small, locally owned bars, restaurants, and retail locations. Franchisees had exclusive rights to use the Swisher name and business processes in designated United States and Canadian geographic markets typically ranging in size from 500,000 to 3,000,000 persons, while licensees had substantially similar rights in the respective countries in which they operated. Although franchisees licensed the same business model, the manner in which they executed and adopted Swisher programs varied greatly, resulting in historically inconsistent levels of service and differing product offerings across geographic markets.

In November 2004, H. Wayne Huizenga and Steve Berrard acquired a majority interest in Swisher, which at the time was a publicly traded company. Subsequently, in May 2006, Messrs. Huizenga and Berrard acquired the remaining outstanding shares of Swisher and began operating Swisher as a private company.

The primary goal of acquiring ownership of Swisher was to transition the business to take greater advantage of the Swisher brand and nationwide service and distribution network, and to better leverage the under-utilized platform to expand both product and service offerings. Specifically, Messrs. Huizenga and Berrard planned to transition the company’s focus from generating revenue almost exclusively from restroom cleaning services to building a full-service hygiene solutions provider that offers a broad complement of products and services, addressing the complete hygiene and cleaning needs of our customers throughout their facilities. We believed that such a transition would provide Swisher with a competitive advantage, allowing us to retain existing customers over time and provide them with additional products and services that were essential to the operations of their businesses. Moreover, we sought to leverage Swisher’s national infrastructure with product offerings and service expertise in core lines of products, including cleaning chemicals, required by larger corporate customers nationwide.

An important component of this business strategy was the acquisition of a sufficient number of franchise locations or other similar businesses, providing us direct control over the implementation of changes to a consistent business model. To address this component of the business strategy, Messrs. Huizenga and Berrard formed HB Service, LLC to acquire franchises and related businesses under the Swisher name. Through September 2010, HB Service acquired and operated 68 former franchises of the company and purchased nine other related businesses. Effective July 13, 2010, HB Service entered into a Contribution Agreement with the company pursuant to which Messrs. Huizenga and Berrard contributed their membership interests in HB Service to the company, at which time HB Service became a wholly-owned subsidiary of Swisher International.

By the end of 2005, through HB Service, we had acquired 26 franchisees and other related businesses and implemented a long-range plan to increase the number and types of products we offer. In addition, we discontinued the sale of new franchises, replaced information systems, established a fleet of company-owned vehicles, upgraded our facilities, hired experienced route-based operations managers to develop consistency in our operating model, expanded the geographic area covered by our locations, and eliminated low volume customers that were unprofitable or marginally profitable under our new business model. During this time, acquisitions continued but at a less aggressive pace, as we focused on executing the aforementioned business strategies. By mid-2007, we had purchased and converted to company-owned locations a total of 50 businesses, including 44 franchisees that represented 49.4% of our U.S.-based franchises.

In the latter half of 2007 and first half of 2008, we focused almost exclusively on rolling-out new information systems to company-owned operations and franchisees alike, integrating the disparate acquired business models into a centrally-managed operation, which integration continued to include the elimination of low volume customers that were not candidates to purchase our increased suite of products and services. During the period from mid-2007 through the end of 2008, we acquired two franchises. It was during this period that we also first began to experience the impact of the economic downturn, which continues to impact our business and the businesses of our customers. Our customers, many of whom operate in the foodservice market, were particularly affected by the contracting economy through reduced customer traffic and spending. To address in part the financial difficulties experienced by their businesses, these customers reduced their discretionary spending on items such as our legacy restroom cleaning business and delayed decisions to institute new programs or add new products and services. As a result of these economic conditions, coupled with our continual elimination of small unprofitable and marginally profitable customers, our operations, before giving effect to acquisitions, experienced a 1.9% decline in revenue in 2008 as compared to 2007, while franchise fees and other revenue, before giving effect to acquisitions, declined 6.5% in 2008 as compared to 2007.

Poor economic conditions continued during the first quarter of 2009; prompting us to aggressively accelerate a number of steps we had taken to combat the decline in business. Specifically, we: (i) reduced our field sales force, which primarily called on smaller, single-unit customers; (ii) continued elimination of certain unprofitable or marginally profitable customers by, in many instances, introducing minimum stop charges or price increases; (iii) eliminated certain customers that were payment or credit risks; (iv) realigned our branch and corporate workforce; and (v) reduced other costs. As a result, company operations, before giving effect to acquisitions, experienced a 13.6% decline in revenue in 2009 as compared to 2008, while franchise fees and other revenue, before giving effect to acquisitions, declined 15.8% in 2009 as compared to 2008.

In the second half of 2009, we refocused our efforts on positioning the company for future growth by: (i) investing in our corporate account and distributor sales programs; (ii) acquiring franchises to help leverage our field cost structure and fill remaining geographic gaps in our service delivery markets; and (iii) accelerating the development of our chemical program to provide a comprehensive offering focused on detergents, cleaners, and sanitizers used regularly by most of our customers in their warewashing, laundry, and general cleaning applications. We believe that our chemical program is a key component of our future growth as these products are necessary to maintain proper sanitation and cleanliness and require dispensing equipment that we sell or rent, install, and service on a regular basis to ensure proper dilution and delivery of the chemicals. In addition, the purchase of chemical products by our regional and national chain customers is directed by corporate headquarters of those chains. As a result of this and the fact that we have the ability to provide chemical services throughout the continental U.S., the majority of our new business now comes from larger regional or corporate accounts as well as regional distributor partners.

In summary, our transition from a restroom cleaning services business to a full service hygiene solutions provider offering a complete chemical and facility service program has required significant investments. These investments included:

•	Acquisitions of 82 businesses, including 68 franchises;

•	Replacement of management information systems;

•	Introduction of delivery service vehicles;

•	Addition of substantial industry experience throughout the organization;

•	Upgrade of branch facilities;

•	Significant expansion of product lines and services to include dust control and a complete chemical program; and

•	Development of a corporate account and distributor sales organization.

As a result of these investments, from January 1, 2005, through September 30, 2010, Swisher has incurred cumulative losses of $54,508,159. To help finance these losses and make the investment necessary to create the platform we have today, which we believe will enable us to experience significant growth and profitability, Messrs. Huizenga and Berrard have contributed and advanced the company $64,405,152 and the company has incurred indebtedness of: (i) $24,946,932 under bank lines of credit (ii) $12,981,798 in notes issued by Swisher to sellers in connection with acquisitions made by Swisher (the “Seller Notes”); and (iii) $4,122,915 of third party financing for software development and capital leases for equipment. Mr. Huizenga has guaranteed $20,000,000 of the bank line of credit, and $3,050,000 of the Seller Notes are secured by letters of credit. The letters of credit are secured by certain assets of Messrs. Huizenga and Berrard.

As of December 10, 2010, we have 68 company-owned locations and 11 franchises located throughout the U.S. and Canada and we have entered into ten master license agreements covering the United Kingdom (“U.K.”), Ireland, Portugal, the Netherlands, Singapore, the Philippines, Taiwan, Korea, Hong Kong/Macau/China, and Mexico.

The number of company-owned locations, franchises, and international master licenses since the end of 2006 through the date of this registration statement is as follows:

	2006	2007	2008	2009	2010

Company-Owned Locations	43	47	44	60	68
Franchises	45	39	35	15	11
International Master Licenses(1)	13	11	11	10	10

(1)	Number of countries in which Swisher licensees operate.

Going forward, we will continue to expand our reach into additional U.S. and Canadian geographic markets through acquisitions of independent chemical distributors, franchise repurchases, execution of agreements with distributor partners, and organic growth. Additionally, we will be opportunistic as it relates to acquiring or partnering with complementary businesses that (i) can provide us a competitive advantage; (ii) leverage, expand, or benefit from our distribution network; or (iii) provide us economies of scale or cost advantages over our existing supply chain. Collectively, these efforts are centered on making us an attractive alternative for larger customers in foodservice, hospitality, healthcare, retail, and industrial markets. In addition, we will seek to aggressively license our business model internationally. Our success largely depends on our ability to execute on these strategies and increase the sales of our products and services to corporate accounts and distribution partners.

The Merger

On November 1, 2010, Swisher Hygiene redomiciled to Delaware from Canada, where it had been a publicly-traded corporation, listed on the Toronto Stock Exchange (the “TSX”) under the name CoolBrands International Inc. (“CoolBrands”), and trading under the symbol “COB.” We refer to this event as the Redomestication.

CoolBrands was a Canadian company that historically focused on marketing and selling a broad range of ice creams and frozen snacks. Since the end of the 2005 financial year, subsidiaries of CoolBrands disposed of a majority of CoolBrands’ business operations. Since that time, CoolBrands’ principal operations consisted of the management of its cash resources, reviewing and considering potential opportunities to invest such cash resources. CoolBrands held Cdn$63,034,359 in cash, cash equivalents and short term investments at the effective time of the Merger.

One day after completion of the Redomestication, CoolBrands Nevada, Inc. (“CoolBrands Nevada”), a wholly-owned subsidiary of Swisher Hygiene, merged with and into Swisher International, with Swisher International continuing as the surviving corporation. We refer to this event as the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger, the following steps took place, giving effect to the Merger:

(a) the articles of incorporation and by-laws of Swisher International that were in effect immediately before the Merger became the articles of incorporation and by-laws of the surviving entity, and the directors and officers of Swisher International immediately before the Merger became the initial directors and officers of the surviving entity;

(b) all shares of common stock of Swisher International issued and outstanding immediately before the Merger were cancelled and converted into 57,789,630 shares of common stock of Swisher Hygiene; and

(c) each share of common stock of CoolBrands Nevada issued and outstanding immediately before the Merger converted into one share of common stock of the surviving entity, which is the only outstanding share of common stock of Swisher International following the Merger.

As a result of the Merger, Swisher International became a wholly-owned subsidiary of Swisher Hygiene. Upon completion of the Merger and the Redomestication, Swisher Hygiene inherited the reporting issuer status of CoolBrands. Swisher Hygiene’s shares of common stock began trading on the TSX under the symbol “SWI” on November 4, 2010. As CoolBrands was a reporting issuer (or equivalent) in each of the provinces of Canada, Swisher Hygiene became a reporting issuer in each of the provinces in Canada.

In the Merger, the former stockholders of Swisher International received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene. The stockholders of CoolBrands retained 56,225,433 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 52% ownership interest in Swisher Hygiene. 55,789,632 of the shares issued to former shareholders of Swisher International are subject to lock-up agreements. Pursuant to the lock-up agreements, the locked-up shareholders may not offer, sell, contract to sell or enter into any other agreement to transfer the economic consequences of any Swisher Hygiene shares for a period ending the earlier of (i) the public release of Swisher Hygiene’s earnings for the 2011 financial year or (ii) March 31, 2012. Under the lock-up agreements, transfers may be made to family members, trusts and similar entities for estate planning purposes, and to affiliated entities that are wholly-owned by the transferring shareholder. In each of these situations, the recipient of the shares must execute an agreement stating that the recipient is receiving and holding the shares subject to the provisions of the lock-up agreement. Shareholders subject to the lock-up agreement may also pledge the subject shares as collateral for debt.

In accordance with the Merger Agreement, the Swisher Hygiene Board of Directors consists of eight members, five of whom were appointed by the former shareholders of Swisher International, and three of whom were appointed by CoolBrands. Further, following the merger, our executive officers consist entirely of former officers and executive officers of Swisher International. Accordingly, the former owners and management of Swisher International have effective operating control of the combined company.

The following chart shows the corporate structure of Swisher Hygiene Inc. after the Merger, including key shareholders and material subsidiaries and their respective jurisdictions of incorporation. Percentage ownership of Swisher Hygiene is based on 114,015,063 shares of common stock outstanding at December 10, 2010.

Swisher Hygiene Inc. Corporate Structure

Background to the Merger

The Merger is the result of arm’s length negotiations conducted between representatives of CoolBrands and Swisher International and their respective advisors. The following is a summary of the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Merger Agreement.

Michael Serruya, Chairman, President and CEO of CoolBrands first became familiar with Swisher International in 2009 when he sat on the board of directors of an unrelated company with, among others, Mr. Berrard and Tom Byrne, Executive Vice President and Director of Swisher International. Mr. Serruya took an interest in Swisher International upon learning from Mr. Berrard and Mr. Byrne of Swisher’s business and its development since 2004 when Swisher was purchased by Messrs. Berrard and Huizenga. Mr. Berrard informally agreed to communicate with Mr. Serruya to keep him apprised of Swisher International’s progress.

In mid-June, 2010, Michael Rapoport of Broadband Capital Management LLC (“Broadband Capital”), financial advisors to Swisher International, contacted Mr. Serruya regarding a potential business combination of Swisher International and CoolBrands. Discussions between Mr. Serruya and Mr. Rapoport ensued with Mr. Serruya requesting information relating to Swisher International. As a result of these discussions, on June 18, 2010, CoolBrands and Swisher International entered into a non-disclosure agreement.

In late June 2010, Mr. Serruya received a presentation from Mr. Rapoport, which contained a detailed overview of Swisher International and its business. Mr. Byrne presented Swisher International’s business overview to the CoolBrands board of directors in early July 2010 with Mr. Bob Henninger of Huizenga Holdings, Inc., also present representing was Mr. Huizenga. After discussion and deliberation, the CoolBrands board of directors authorized CoolBrands’ senior management to continue negotiating terms of a proposed transaction.

Following the Swisher International presentation, Mr. Serruya and Mr. Berrard entered into discussions regarding a potential business combination of the two companies. Broadband Capital provided CoolBrands with industry research reports containing detailed information concerning the commercial hygiene industry in which Swisher International operates.

In mid-July, 2010, Swisher International provided representatives of CoolBrands with access to the Swisher International due diligence data room. From July 20, 2010 to July 22, 2010, representatives of CoolBrands met with senior executives of Swisher International at Swisher International’s corporate office in Charlotte, North Carolina to discuss a potential transaction and perform additional on-sight due diligence.

On July 30, 2010, CoolBrands engaged Clarus Securities Inc. (“Clarus”) to act as financial advisor to the CoolBrands board of directors.

In early August, 2010, at the request of the Market Surveillance division of the Investment Industry Regulatory Organization of Canada, CoolBrands issued a press release announcing that it was in discussions with various parties with respect to a potential transaction.

CoolBrands’ legal, operational and financial due diligence of Swisher International continued from early August, 2010 until mid-August, 2010.

On August 17, 2010, the CoolBrands board of directors met to consider the Merger and the Merger Agreement, to receive the independent assessment and advice of Clarus, and to consider other factors relevant to the Merger. As part of these discussions, Stikeman Elliott LLP led the CoolBrands board of directors through a discussion of the Merger Agreement and Clarus provided a presentation regarding its analysis of the transaction from a financial point of view. As part of Clarus’ presentation, the CoolBrands board of directors was advised by Clarus that, based upon certain analyses, assumptions, qualifications, and limitations, in its opinion, the Merger is fair, from a financial point of view, to the shareholders of CoolBrands. After discussion, the CoolBrands board of directors unanimously resolved and determined that: (i) the Merger is fair from a financial point of view to the shareholders of CoolBrands and the Merger is in the best interests of CoolBrands; (ii) it recommend that the shareholders of CoolBrands vote in favor of the Merger; and (iii) CoolBrands enter into the Merger Agreement and perform its obligations thereunder.

The Merger Agreement was executed on August 17, 2010 and CoolBrands issued a press release announcing the execution of the Merger Agreement before markets opened on August 18, 2010.

On September 24, 2010, the Ontario Superior Court of Justice (Commercial List) issued an interim order authorizing CoolBrands to call a special meeting of its shareholders to consider and, if deemed advisable, approve an arrangement to effect the Redomestication.

On October 27, 2010, the arrangement to effect the Redomestication and the Merger was approved by 99% of the shareholders of CoolBrands.

On October 29, 2010, the Ontario Superior Court of Justice (Commercial List) issued a final order approving the arrangement to effect the Redomestication.

On November 1, 2010, the Redomestication was completed.

On November 2, 2010, the Merger was completed.

Benefits of and Reasons for the Merger

In the course of their evaluation of the Merger, the CoolBrands board of directors consulted with CoolBrands’ senior management, legal counsel and financial advisors, reviewed information relating to Swisher International and the commercial hygiene industry, including information derived from CoolBrands’ due diligence review of Swisher International, and considered a number of expected benefits of completing a merger with Swisher International, including, the following:

•	Participation in a Company That Will be Well-Positioned for Profitable Growth. Swisher International has spent the past four years building and investing in a delivery and service platform capable of serving large corporate customers in the hygiene and chemical services markets. Swisher International has transitioned its business from a disparate group of franchisees providing relatively low value-add restroom hygiene services under a common brand, each executing on the business in different ways, into an integrated network of company locations focused on providing consistent customer service across a broader range of hygiene-related products and services required by its customers on a regular basis.

•	Participation in a Company That Will Have Financial Strength That Should Enable its Growth. On a pro forma basis for the year ended December 31, 2009, the revenue of the combined company was $56.8 million. On a pro forma basis for the six months ended June 30, 2010, the revenue of the combined company was $29.8 million. These revenues, if continued, should enable the combined company to finance growth opportunities. On a pro forma basis, the combined company had cash and cash equivalents of $62.7 million at June 30, 2010.

•	Experienced Management. The combined company will have a highly experienced board of directors and management team with complementary skills in franchising, business and project development and operations, including Messrs. Huizenga and Berrard who have been involved in the growth of four Fortune 500 companies.

•	Continued Participation by CoolBrands Shareholders in the Assets of CoolBrands and Participation in the Assets of Swisher. Shareholders of CoolBrands will own approximately 52% of the combined entity upon completion of the Merger, on a fully diluted basis, and as such, will benefit from Swisher International’s operations supported by CoolBrands’ financial liquidity.

The Merger Agreement

The following summarizes the material terms of the Merger Agreement by and among CoolBrands, Swisher International, and CoolBrands Nevada, dated August 17, 2010.

Completion of the Merger was subject to a number of conditions being satisfied or waived by one or both of CoolBrands and Swisher International at or before the closing date, including the following:

•	approval of the Redomestication by the affirmative vote of two-thirds of the votes cast by the shareholders of CoolBrands present in person or by proxy at a meeting of CoolBrands shareholders, which we refer to as the Special Meeting;

•	approval of the issuance of shares of Swisher Hygiene to Swisher International shareholders in connection with the Merger by the affirmative vote of a simple majority of votes cast by the shareholders of CoolBrands in person or by proxy at the Special Meeting;

•	receipt of a final order by the Ontario Superior Court of Justice (Commercial List) approving an arrangement to effect the Redomestication;

•	performance in all material respects by CoolBrands and Swisher International of all covenants required to be performed under the Merger Agreement;

•	the representations and warranties of CoolBrands and Swisher International contained in the Merger Agreement being true and correct as of the closing date;

•	no material adverse change with respect to CoolBrands or Swisher International having occurred;

•	the receipt of all required approvals, consents, permits, waivers, exemptions and orders;

•	the TSX having conditionally approved the listing of the shares to be issued pursuant to the Merger, subject to the satisfaction of the customary listing requirements of the TSX; and

•	the Redomestication having become effective at least one day before to the closing date.

Pursuant to the Merger Agreement, CoolBrands agreed not to, directly or indirectly, solicit or participate in any discussions or negotiations with any person (other than Swisher International) regarding an “Acquisition Proposal,” as such term defined in the Merger Agreement. The CoolBrands board of directors was permitted to consider and accept a “Superior Proposal,” as such term is defined in the Merger Agreement under certain conditions. Swisher International was entitled to a five business day period during which it could exercise the right to match any Superior Proposal. If CoolBrands entered into an agreement regarding a Superior Proposal, CoolBrands was required to pay to Swisher International the termination fee of $1.2 million.

The Merger Agreement provided that CoolBrands would pay a termination fee of $1.2 million to Swisher International if the Merger Agreement was terminated by: (a) CoolBrands, if it had entered into a definitive agreement in respect of a Superior Proposal; or (b) Swisher International, if the CoolBrands board of directors withdrew or modified, in a manner adverse to Swisher International or CoolBrands Nevada, its approval or recommendation of the Merger, approved or recommended an Acquisition Proposal or approved an agreement in respect of an Acquisition Proposal.

Our Market

We compete in many markets, including institutional and industrial cleaning chemicals, foodservice chemicals, restroom supply service, paper, and other facility products, including floor mats and other facility service rental items. In each of these markets, there are numerous participants ranging from large multi-national companies to local and regional competitors. The focus of our company-owned operations remains the U.S. and Canada, however we may pursue new international opportunities in the future through additional licensing, joint ventures, or other forms of company expansion.

Based on our analysis of publicly available industry research and trade reports, as well as our competitors’ public filings, we estimate that the combined addressable market in the U.S. and Canada for the products and services we currently offer exceeds $37 billion, in aggregate, as the pie chart and corresponding table below highlights.

Cleaning Chemicals	$15.0 Billion
Paper and Hand Care	$10.0 Billion
Dust Control	$5.0 Billion
Restroom Hygiene	$3.0 Billion
First Aid	$2.0 Billion
Other Hygiene Products	$2.0 Billion

(1)	We consider the “addressable” market as our estimate of the aggregate market potential of the products and services we currently offer and is not necessarily indicative of the actual market size today.

We believe our primary competitors in our legacy hygiene services, paper, and facilities service rental market are large facility service providers, as well as numerous small local and regional providers, many of whom may focus on one particular product offering, such as floor mat rental. The paper distribution market for the customers we target not only has competition among the providers listed above, but also from the foodservice, broad-line and janitorial-sanitation distributors.

We believe the chemical, institutional, and industrial cleaning chemical market is addressed both by large manufacturers as well as a number of local and regional competitors. However, we believe that we are one of the only competitors to maintain the service employees necessary to effectively service national and regional restaurant and other chains.

Our Strategy

We believe we are well positioned to take advantage of the markets we serve. Our ability to service customers throughout the U.S. and parts of Canada, our broad customer base and our strategy of combining a service-based platform with opportunities to leverage internal and external distribution capabilities, provide multiple avenues for organic revenue growth. We believe our recently introduced service and product offerings, including our warewash, laundry, and cleaning chemical initiative will allow us to increase revenue through existing customers, who will be able to benefit from the breadth and depth of our current product and service offerings. We expect to generate additional revenue with minimal incremental fixed cost by adding new product and service customers within our current route structure, providing the potential for significant and profitable acquisition growth.

Organic Growth

Government regulations focusing on hygiene, food safety, and cleanliness have increased significantly locally, nationally and worldwide. Climate change, water scarcity, and environmental concerns have combined to create further demand for products, services, and solutions designed to minimize waste and support broader sustainability. In addition, many of our customers require tailored cleaning solutions that can assist in reducing labor, energy, and water use, and the costs related to cleaning, sanitation and hygiene activities.

We intend to capitalize on these industry dynamics by offering customers a “one-stop shopping” partner focused on commercial hygiene. This entails leveraging our route-based weekly cleaning service and restroom product platform with additional complementary chemical and facility service products and other services, particularly warewashing and laundry detergents, and related products, cleaning chemicals, and various cleaners, disinfectants and sanitizers regularly used by our end customers. We believe our suite of products and services is a customer-facing portfolio none of our competitors offer in full and as a result the customer need not shop for its commercial hygiene needs on a piece-meal basis. In addition, our management believes that we provide our customers with more frequent service, better results, and lower pricing than our competitors. As a result, we believe we can increase our total revenue per customer stop for such items and that we are well positioned to secure new accounts.

Our national footprint and existing route structure provides us with a highly scalable service infrastructure, which we believe gives us a lower relative cost of service compared to local and regional competitors, and an attractive margin on incremental revenue from existing customers as well as revenue from new customers. We also believe the current density of our routes coupled with our go-to-market strategy of utilizing both third-party distributors and company personnel to deliver products, provides us sufficient capacity in our current route structure to efficiently service additional customer locations with minimal, if any, incremental infrastructure or personnel costs, while also reducing average driver time, mileage and fuel costs incurred between customer stops.

We believe that substantially all of the target accounts not currently served by us are in markets currently served by our route network. We also believe that at current capacity levels, new customers acquired in our current service network would be accretive to our earnings, with minimal need for network expansion. Accordingly, as we grow our network, we expect our scale and route density to further drive operating performance.

Acquisition Growth

We believe the market for chemical service providers is highly fragmented, with numerous local and regional competitors accounting for a majority of the total market. As such, these market participants do not benefit from economies of scale when purchasing chemicals, offer a limited suite of products or services and are unable to provide the necessary level of support and customer service to larger regional and national accounts.

We believe that with our differentiated service capabilities, and national service infrastructure we can become the “acquiror of choice” for these companies. Further, given our nationwide footprint, and the minimal incremental fixed cost and low integration complexity typically associated with acquired revenue, we are able to acquire incremental revenue at potentially attractive margins and accretive multiples. We believe the margins realized on the acquired revenues will allow us to enhance our overall operating margins and generate increased equity returns for our stockholders.

Our Products and Services

We provide products and services to end-customers, through our company-owned locations, and to our franchisees and licensees. While we report sales to and royalty revenue from franchisees and licensees separately, we utilize the same administrative and management personnel to oversee the daily operations of our franchisees and licensees.

Company-Owned Operations

Our full-service hygiene solutions typically involve providing our customers with: (i) the sale of consumable products such as chemicals, soap and paper, together with the rental and servicing of dish machines and other equipment for the dispensing of those products; (ii) the rental of facility service items requiring regular maintenance and cleaning, such as floor mats, mops, and bar towels; and (iii) the performance of manual cleaning processes. We serve customers in a wide range of end-markets, with a particular emphasis on the foodservice, hospitality, retail, industrial, and healthcare industries. Many of our products are consumable and require the use of a dispensing system installed by us. Our services on those systems are typically preventative in nature and are required on a regularly scheduled basis. We strive to position ourselves to customers as the “one-stop-shop” for the full breadth of products and services we offer. We believe this comprehensive approach to providing complete hygiene solutions to our customers, coupled with the rental, installation, and service of dish machines and dispensing equipment that provide rental income and require the use of our products helps provide stability in our business and discourages customers from switching vendors.

We typically enter into service agreements with customers ranging from one to five years which outline the scope and frequency of services we will provide, as well as the pricing of any consumables or rental equipment or products the customer requires. Given that we typically install, at no charge, dispensers for many of the consumable products we sell to customers, our service agreements usually provide for an early termination fee.

Hygiene and Facility Service.  Our legacy business was restroom hygiene, offering a regularly scheduled service that typically included cleaning the bowls, urinals, and sinks in a restroom, the application of a germicide to such surfaces to inhibit bacteria growth, and the restocking of air-fresheners and soap dispensers, all for a fixed weekly fee. Additionally, we managed the customer’s restroom paper needs by providing and installing the tissue and hand towel dispensers, and selling and re-stocking the paper in such dispensers on an as-needed basis. This entire offering was intended to supplement the daily janitorial or custodial requirements of our customers and free customers from purchasing and securing an inventory of paper products.

After the acquisition of Swisher by Messrs. Huizenga and Berrard, we greatly modified and expanded our hygiene and facility service business by un-bundling, where appropriate, the air-freshener and soap sales from the overall service price in order to economically provide more hygienic and sanitary single use products. We also introduced a more complete line of specialized soaps as well as various grades of paper and associated dispensing options, including hands-free soap dispensers. Additionally, we introduced a number of new complementary products and solutions required by our customers both inside and outside of restrooms, including power washing of restrooms and other areas, and the rental and cleaning of floor mats, mops, and linens.

These products and services are delivered to customers by our employees in company vehicles. We utilize GPS technology to monitor various driving habits, mileage, and vehicle diagnostic information. In several markets, we operate our own laundry processing facilities to maintain and clean rental items such as floor mats, mops, and linens, while, in other markets where we offer dust control, we outsource the processing to third parties.

Chemicals.  Since early 2009, we have placed particular emphasis on the development of our chemical offering, particularly as it relates to warewashing and laundry solutions. Warewashing products consist of cleaners and sanitizers for washing glassware, flatware, dishes, foodservice utensils, and kitchen equipment, while laundry products include detergents, stain removers, fabric conditioners, softeners, and bleaches in liquid, powder, and concentrated forms to clean items such as bed linen, clothing, and table linen. Our warewashing and laundry solutions are designed to address the needs of small and large customers alike, ranging from single store operators to multi-unit chains and large resorts. We often consult with customers that may have specialized needs or require custom programs to address different fabric or soil types. For warewashing customers, we sell, rent, lease, or make available, as well as install and service, dishwashing machines, pre-rinse units, chemical dispensing units, dish tables and racks, food handling and storage products, and parts, while for customers using our laundry services we offer various dispensing systems. We enter into service agreements with customers using our chemical services to whom we rent or lease equipment, provide 24 hour, seven days-a-week customer service, and perform regularly scheduled preventative maintenance. Typically, these agreements require customers to purchase from us all of the products used in the rented equipment. The chemicals themselves may be delivered to the customer by a Swisher technician or one of our distributor partners; however, the service and maintenance is always provided by a Swisher technician. We also provide a full line of concentrated and ready-to-use chemicals and cleaning products. This product line includes general purpose cleaners, disinfectants, detergents, oven and grill cleaners, general surface degreasers, floor cleaners, and specialty cleaning products, which when in concentrated form, benefit from the use of a dilution system to ensure the proper mix of chemicals for safe and effective use.

Chemical sales, which include our laundry, warewashing, and concentrated and ready-to-use chemical products and cleaners, and soap, accounted for 18.2%, 10.8%, and 8.9% of consolidated net sales in 2009, 2008, and 2007, respectively. The sale of paper items, including hand towels and tissue paper accounted for 20.3%, 19.9%, and 20.2% of consolidated net sales in 2009, 2008, and 2007, respectively. The service component of our hygiene and facility service offering, which includes both the manual cleaning services as well as service delivery fees, represented 29.2%, 31.0%, and 33.7% of consolidated net sales in 2009, 2008, and 2007, respectively. The rental and other component of our business consists of rental fees and ancillary other product sales and represented 9.6%, 9.8%, and 6.3% of consolidated net sales in the 2009, 2008, and 2007, respectively. We anticipate that over time, our revenue from chemical sales will grow at a faster rate than any of our other product lines.

Franchise Operations

We currently have 12 franchisees located throughout the U.S. and Canada as well as 10 master licensees operating in the U.K., Ireland, Portugal, the Netherlands, Singapore, the Philippines, Taiwan, Korea, Hong Kong/Macau/China, and Mexico.

We collect royalty, marketing, and/or business service fees from our franchisees and licensees in exchange for maintaining and promoting the Swisher marks, continuing to develop the Swisher offering, managing vendors and sourcing new products, marketing and selling Swisher services to prospective customers that may have locations in franchise territories, and providing various ancillary services, including billing and collections on their behalf. Franchisees are obligated to buy most of the products used in their business from us. Further discussion of revenue received from our franchisees and licensees, including royalties, revenue from product sales, and business service fees, is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations, included in this registration statement.

Sales and Distribution

We market and sell our products and services primarily through: (i) our field sales group, including the service technicians, which pursues new customers and offers existing customers who typically operate single or several smaller locations additional products and service; (ii) our corporate account sales team, which focuses on larger regional or national customers in the markets previously identified; and (iii) independent third-party distributor partners.

Selling to a new corporate account is an involved and lengthy process that includes either displacing an existing supplier of the products and services or working with the customer to centralize and consolidate disparate purchasing decisions. These prospective customers often go through a vendor qualification process that may involve multiple criteria, and we often work with them in various test locations to validate both product efficacy and our ability to deliver the services on a national level. Additionally, large corporate accounts may operate via a franchise network of their own; the selection process with such corporate accounts may only result in a vendor qualification allowing us the right to sell our products and services to their franchisees. We believe that as we continue to grow, the time to close such sales or qualify as a provider to franchisees of corporate account prospects will shorten. To date, we have been in vendor qualification processes with larger accounts that have ranged from less than three months to over 12 months. Contract terms on corporate account customers typically range from three to five years and we generally provide all services to these accounts, although our larger corporate accounts may request that we deliver the consumable products through specific distribution partners with whom they coordinate the delivery and procurement of other products.

We believe expanding our distributor program provides up to an additional $6 billion opportunity for organic growth. Sales to and through distributors are targeted toward regional and local foodservice and other distributors that are seeking not only to leverage the revenue and margin they can drive by increasing the number of products they deliver to each customer, but also to provide such distributors a “hook” into customers that reduces their customer attrition. Foodservice distribution is a highly competitive business operating on low margins and with minimal switching costs for their customers, who generally only purchase commodities and widely manufactured consumables. We work with distributors as their chemical supplier, dispensing product, and dish machine provider, including the service arm required for such equipment. As such, the distributor can typically earn a higher profit margin on the chemicals it sells to end customers as compared to its food items. Moreover, a distributor partner is then able to market to its end customers the “service” required to maintain their dish machines and chemical dispensing equipment. This service is provided by Swisher and documented under a separate contract between Swisher and the end customer. In effect, by Swisher partnering to be the service arm for the distributor, we help to generate demand for our rental equipment and our consumable products, while providing the distributor a competitive advantage. We contract with distributors on an exclusive or non-exclusive basis, depending on the markets they serve and the size of their customer base.

With the exception of product sales delivered via distributors, and select remote markets in the northern plains states, including North and South Dakota, Idaho, and Montana, all of our services and products in the U.S. are delivered through delivery vehicles operated by company-owned branches and franchisees. Our field-based sales force focuses its efforts on increasing route density and lowering the average time and distance traveled between stops, thereby reducing the average cost per delivery and optimizing fixed cost absorption.

Customer Dependence

Our business is not materially dependent upon a single customer, and no one customer accounts for 10% or more of our consolidated revenue. Our customer base ranges from large multi-national companies to entrepreneurs who operate a single location. We believe more than 50% of our revenue is attributable to customers we consider as foodservice and hospitality related customers, including quick-service and full-service restaurants.

Sources and Availability of Raw Materials

We currently conduct limited manufacturing operations and primarily purchase the products we sell from third-party manufacturers and suppliers with whom we believe we have good relations. Most of the items we sell are readily available from multiple suppliers in the quantities and quality acceptable to both us and our customers. We do not have any minimum annual or other periodic purchase requirements with any vendors for any of the finished goods products we use or sell. We are not currently party to any agreement, including with our chemical manufacturer, where we bear the commodity risk of the raw materials used in manufacturing; however, nothing prevents (i) the vendor trying to pass through the incremental costs of raw materials or (ii) us from considering alternative suppliers or vendors. We believe the raw materials used by the manufacturers of the products we currently sell, including petroleum-based surfactants, detergents, solvents, chlorine, caustic soda, and paper, are readily available; however, pricing pressure or temporary shortages may from time to time arise, resulting in increased costs and, we believe, under extreme conditions only, a loss in revenue from our inability to sell certain products.

We purchased 43.4% and 58.1% of the chemicals required for operations in 2009 and through the first ten months of 2010, respectively, from one supplier that operates from a single manufacturing location. We have contingency plans to outsource production to other parties in the event that we need to, which we believe could mitigate any disruptions in the supply of chemicals from this supplier.

We recently acquired the assets of a small chemical manufacturer, which will provide us limited production capacity representing less than 5% of our current needs in certain foodservice and laundry chemicals.

Patents, Trademarks, Licenses and Franchises

We maintain a number of trademarks in the U.S., Canada and in certain other countries. We believe that many of these trademarks, including “Swisher,” the “Swisher” design, the “Swisher Hygiene” design, and the “S” design are important to our business. Our trademark registrations in the U.S. are renewable for ten-year successive terms and maintenance filings must be made as follows: (i) for “Swisher” by January 2014, (ii) for the “Swisher” design by January 2013, (iii) for “the Swisher Hygiene” design by April 2015, and (iv) for the “S” design by February 2012. In Canada, we have agreed not to: (i) use the word SWISHER in association with any wares/services relating to or used in association with residential maid services other than as depicted in our trademark application and (ii) use the word SWISHER with our “S” design mark or by itself as a trade mark at any time in association with wares/services relating to or used in association with cleaning and sanitation of restrooms in commercial buildings. Thus, our franchisees operate as SaniService® in Canada. We own, have registered, or have applied to register the Swisher trademark in every other country in which our franchisees or licensees operate.

While most of the chemical products we sell have Swisher-branded labeling and product names, we do not currently own or have exclusive rights to their formulae. We believe the chemical manufacturing industry has a sufficient number of both contract and tolling manufacturers, many of whom have their own formulas or chemists on staff, to provide us sufficient access to products to support our business.

Seasonality

In the aggregate, our business is typically not seasonal in nature, with revenue occurring relatively evenly throughout the year. However, our operating results may fluctuate from quarter to quarter or year to year due to factors beyond our control, including unusual weather patterns or other events that negatively impact the foodservice and hospitality industries. The majority of our customers are in the restaurant or hospitality industries, and the revenue we earn from these customers is directly related to the number of patrons they service. As such, events adversely affecting the business of the customer may have an adverse impact on our business.

Regulatory and Environmental

We are subject to numerous U.S. federal, state, local, and foreign laws that regulate the manufacture, storage, distribution, transportation, and labeling of many of our products, including all of our disinfecting, sanitizing, and antimicrobial products. Some of these laws require us to have operating permits for our production facilities, warehouse facilities, and operations. In the event of a violation of these laws, we may be liable for damages and the costs of remedial actions, and may also be subject to revocation, non-renewal, or modification of our operating and discharge permits and revocation of product registrations. While we have not yet been subject to any such action, any revocation, non-renewal, or modification may require us to cease or limit the sale of products from one or more of our facilities and may have a material adverse effect on our business, financial condition, results of operations, and cash flows. The environmental regulatory matters most significant to us are discussed below.

Product Registration and Compliance

Various U.S. federal, state, local, and foreign laws and regulations govern some of our products and require us to register our products and to comply with specified requirements. In the U.S., we must register our sanitizing and disinfecting products with the U.S. Environmental Protection Agency (the “EPA”). When we register these products, or our registered supplier if we are subregistering, we must also submit to the EPA information regarding the chemistry, toxicology, and antimicrobial efficacy for the agency’s review. Data must be identical to the claims stated on the product label. In addition, each state where these products are sold requires registration and payment of a fee.

Numerous U.S. federal, state, local, and foreign laws and regulations relate to the sale of products containing ingredients such as phosphorous, volatile organic compounds, or other ingredients that may impact human health and the environment. Specifically, the State of California has enacted Proposition 65, which requires us to disclose specified ingredient chemicals on the labels of our products. To date, compliance with these laws and regulations has not had a material adverse effect on our business, financial condition, results of operations, or cash flows.

Occupational Safety and Health

The Occupational Safety and Health Act of 1970, as amended (“OSHA”), establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA, and various record keeping, disclosure, and procedural requirements. Various OSHA standards may apply to our operations. To date, compliance with OSHA, and its regulations and standards, has not had a material adverse effect on our business, financial condition, results of operations, or cash flows.

Other Environmental Regulation

We recently purchased a small manufacturing operation and we may buy additional manufacturing capacity in the future. Many such facilities are subject to various U.S. federal, state, local, or foreign laws and regulations governing the discharge, transportation, use, handling, storage, and disposal of hazardous substances. In the U.S., these statutes include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), as well their similar state, local, and foreign laws. Because we may potentially be a generator of hazardous wastes in the future, we, along with any other person who disposes or arranges for the disposal of our wastes, may be subject to financial exposure for costs associated with an investigation and any remediation of sites. Specifically, we would likely have exposure if we have disposed or arranged for the disposal of hazardous wastes at sites that become contaminated, even if we fully complied with applicable environmental laws at the time of disposal. We currently are unaware of any past action which may lead to any liability, but, in the event we do ultimately have liability at some point in the future for past or future actions, the costs of compliance and remediation would likely have a material adverse effect on our business, financial condition, results of operations, or cash flows.

We believe that it is possible that, in the future, we will be subject to more stringent environmental laws or regulations, including those related to the reduction of greenhouse gas emissions, which may result in new or additional restrictions being imposed on our processing and distribution activities, which may result in possible violations, substantial fines, penalties, damages, or other significant costs. Notwithstanding the fact that our recently-acquired manufacturing operations are relatively small and currently provide us less than 5% of the chemicals we use in our business, the potential cost to us relating to environmental matters, including the cost of complying with the foregoing potential laws or regulations and remediation of contamination, is uncertain due to such factors as the unknown magnitude and type of possible pollution and clean-up costs, the complexity and evolving nature of laws and regulations, including those outside the U.S., and the timing, variable costs, and effectiveness of clean-up methods.

Employees

As of December 10, 2010, we had 706 employees. We are not a party to any collective bargaining agreement and have never experienced a work stoppage. We consider our employee relations to be good.

Auditors

The financial statements of Swisher Hygiene as of and for the years ended December 31, 2009, 2008, and 2007, appearing in this registration statement have been audited by Scharf Pera & Co., PLLC (“Scharf”), the Company’s independent registered public accounting firm during such periods, as set forth in their report thereon appearing elsewhere in this registration statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Scharf Pera & Co., PLLC are located at 4600 Park Road, Suite 112, Charlotte, North Carolina 28209.

On November 2, 2010, our Audit Committee engaged BDO USA, LLP as the Company’s independent registered public accountant for the fiscal year ended December 31, 2010.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this registration statement is declared effective, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder. As such, we will file reports, proxy statements, information statements, and other information with the Securities and Exchange Commission (“SEC”). You may read and, for a fee, copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Rooms. Our SEC and other public filings will also be available to the public from commercial document retrieval services, and at the web site maintained by the SEC at http://www.sec.gov and on the System for Electronic Document Analysis Retrieval (SEDAR) website at http://www.sedar.com.

Our Internet address is www.swisherhygiene.com. We will make available through a link to the SEC’s web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors, and 10% stockholders and amendments to those reports) and electronic copies of the materials we file with Canadian Securities Regulators through a link to SEDAR. To receive paper copies of our SEC materials, please contact us by mail addressed to Swisher Hygiene Inc., Investor Relations, 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina 28210.

Item 1A.	Risk Factors.

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this registration statement, before you decide to invest in our common stock. If any of the following risks, or other risks not presently known to us, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected. As a result, the market price of our common stock could decline, and you could lose all or part of your investment.

We have a history of significant operating losses and as such our future revenue and operating profitability are uncertain.

Our future revenue and operating profitability are difficult to predict and are uncertain. Swisher International recorded an operating loss of $6.8 million for the year ended December 31, 2009 and ended the year with an accumulated deficit of $47.0 million. In addition, Swisher International recorded operating losses of approximately $10.5 million and $9.3 million for the years ended December 31, 2008 and 2007, respectively. We may continue to incur operating losses for the foreseeable future, and such losses may be substantial. We will need to increase revenues in order to generate sustainable operating profit. Given Swisher

International’s history of operating losses, we cannot assure you that we will be able to achieve or maintain operating profitability on an annual or quarterly basis or at all.

We may be harmed if we do not penetrate markets and grow our current business operations.

If we fail to further penetrate our core and existing geographic markets, or to successfully expand our business into new markets or through the right sales channels, the growth in sales of our products and services, along with our operating results, could be materially adversely impacted. One of our key business strategies is to grow our business through acquisitions. Acquisitions involve many different risks, including (1) the ability to finance acquisitions, either with cash, debt, or equity issuances; (2) the ability to integrate acquisitions; (3) the ability to realize anticipated benefits of the acquisitions; (4) the potential to incur unexpected costs, expenses, or liabilities; and (5) the diversion of management attention and company resources. Many of our competitors may also compete with us for acquisition candidates, which can increase the price of acquisitions and reduce the number of available acquisition candidates. We cannot assure you that efforts to increase market penetration in our core markets and existing geographic markets will be successful. Further, we cannot ensure that we will be able to acquire businesses at the same rate that we have in the past. Failure to do so could have an adverse effect on our business, financial condition and results of operations.

We may require additional capital in the future and no assurance can be given that such capital will be available on terms acceptable to us, or at all.

We will require substantial capital or available debt or equity financing to execute on acquisition and expansion opportunities that may come available. We cannot assure you that we will be able to obtain additional financial resources on terms acceptable to us, or at all. Failure to obtain such financial resources could adversely affect our plans for growth, or result in our being unable to satisfy financial or other obligations as they come due, either of which could have a material adverse effect on our business and financial condition. Until a reliable market providing for sufficient liquidity of our common stock develops, sellers of acquisition candidates may be unwilling to accept our common stock as consideration in a transaction, which could adversely impact our ability to execute our acquisition strategy.

Although the current credit environment has not had a significant adverse impact on our liquidity or cost of borrowing, the availability of funds has tightened and credit spreads on corporate debt have increased. Therefore, obtaining additional or replacement financing may be more difficult and the cost of issuing new debt or replacing a credit facility will likely be at a higher cost than under our current credit facilities, which mature in February 2011. In addition, the current credit and capital markets could adversely impact the liquidity or financial conditions of suppliers or customers, which could, in turn, impact our business or financial results.

To date, a significant amount of our cash requirements have been met through loans or advances from the former Swisher International stockholders. In addition, Mr. Huizenga has provided guarantees with respect to $20 million of our credit facility. Neither Messrs. Huizenga or Berrard have agreed to provide the company additional loans, advances, or guarantees in the future. We cannot assure you that sufficient financing will be available in the future on a timely basis, on terms that are acceptable to us or at all. In the event that financing is not available or is not available in the amounts or on terms acceptable to us, the implementation of our acquisition strategy could be impeded, which could have a material adverse effect on our business, financial condition and future prospects.

Failure to attract, train, and retain personnel to manage our growth could adversely impact our operating results.

Our strategy to grow our operations may place a greater strain on our managerial, financial and human resources than that experienced by our larger competitors, as they have a larger employee base and administrative support group. As we grow we will need to:

•	build and train sales and marketing staff to create an expanding presence in the evolving marketplace for our products and services, and to keep staff informed regarding the features, issues and key selling points of our products and services;

•	attract and retain qualified personnel in order to continue to develop reliable and saleable products and services that respond to evolving customer needs; and

•	focus personnel on expanding our internal management, financial and product controls significantly, so that we can maintain control over our operations and provide support to other functional areas within our business as the number of personnel and the size of our operations increases.

Competition for such personnel can be intense, and we cannot assure you that we will be able to attract or retain highly qualified marketing, sales and managerial personnel in the future. Our inability to attract and retain the necessary management, technical, sales and marketing personnel may adversely affect our future growth and profitability. It may be necessary for us to increase the level of compensation paid to existing or new employees to a degree that our operating expenses could be materially increased.

We may not be able to properly integrate the operations of acquired businesses and achieve anticipated benefits of cost savings or revenue enhancements.

Our business strategy includes growing our business through acquisitions. The success of any business combination depends on management’s ability following the transaction to consolidate operations and integrate departments, systems and procedures, and thereby create business efficiencies, economies of scale, and related cost savings. In addition, the acquired customer base must be integrated into the existing service route structure to improve absorption of fixed costs and create operational efficiencies. The retention and integration of the acquired customer base will be a key factor in realizing the revenue enhancements that should accompany each acquired business. We cannot assure you that future results will improve as a result of cost savings and efficiencies or revenue enhancements from any future acquisitions or proposed acquisitions, and we cannot predict the timing or extent to which cost savings and efficiencies or revenue enhancements will be achieved, if at all.

We may incur unexpected costs, expenses, or liabilities relating to undisclosed liabilities of acquired businesses.

In the course of performing due diligence investigations on the companies or businesses we may seek to acquire, we may fail or be unable to discover liabilities of the acquisition candidate that have not otherwise been disclosed. These may include liabilities arising from non-compliance with federal, state or local environmental laws by prior owners, pending or threatened litigation, and undisclosed contractual obligations, for each of which we, as a successor owner, may be responsible. Although we will generally seek to minimize exposure to such liabilities by obtaining indemnification from the sellers of the acquired companies, we cannot assure you that such indemnifications, even if obtainable, will be enforceable, collectible, or sufficient in amount, scope, or duration to fully offset the potential liabilities arising from the acquisitions.

We may recognize impairment charges which could adversely affect our results of operations and financial condition.

We assess our goodwill and other intangible assets and long-lived assets for impairment when required by generally accepted accounting principles (“GAAP”) in the U.S. These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their fair values. If our assessment of goodwill, other intangible assets, or long-lived assets indicates an impairment of the carrying value for which we recognize an impairment charge, it may adversely affect our results of operations.

Goodwill resulting from acquisitions may adversely affect our results of operations.

Goodwill and other intangible assets are expected to increase principally as a result of future acquisitions, and potential impairment of goodwill and amortization of other intangible assets could adversely affect our financial condition and results of operations. We consider various factors in determining the purchase prices of acquired businesses, and it is not anticipated that any material portion of the goodwill related to any of these acquisitions will become impaired or that other intangible assets will be required to be amortized over a period shorter than their expected useful lives. However, future earnings could be materially adversely affected if management later determines either that the remaining balance of goodwill is impaired or that shorter amortization periods for other intangible assets are required.

Future issuances of shares of our common stock could have a dilutive effect on your investment.

We could issue additional shares of our common stock in connection with future acquisitions or for other business purposes, or under the Swisher Hygiene Inc. 2010 Stock Incentive Plan (the “Plan”). Future acquisitions may involve the issuance of our common stock as payment, in part or in full, for the businesses or assets acquired. The benefits derived by us from an acquisition might not exceed the dilutive effect of the acquisition. Pursuant to the Plan, our board of directors may grant stock options, restricted stock units, or other equity awards to our directors and employees. When these awards vest or are exercised, the issuance of shares of our common stock underlying these awards may have a dilutive effect on our common stock. The Plan and the grants thereunder are subject to stockholder and TSX approval.

Implementing and maintaining effective internal control over financial reporting could disrupt management’s focus on the business and adversely affect our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, require that our Annual Report on Form 10-K for the year ending December 31, 2011, report on the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to our internal control over financial reporting to conclude such controls are effective and such delays may require significant management time and attention. If we or our independent registered public accounting firm conclude that our internal control over financial reporting is not effective, investors could lose confidence in our financial reporting and our stock price could decline.

Our business and growth strategy depends in large part on the success of our franchisees and international licensees, and our brand reputation may be harmed by actions out of our control that are taken by franchisees and international licensees.

A portion of our earnings are expected to come from royalties and other amounts paid to us by our franchisees and international licensees. Franchisees and licensees are independent operators and have a significant amount of flexibility in running their operations, and their employees are not our employees. We provide training and support to, and monitor the operations of, franchisees, but the quality of their operations may be diminished by any number of factors beyond our control. Despite the operating obligations the franchisees and licensees are subject to pursuant to our operations manual or the franchise or licensee agreements, franchisees may not successfully operate their business in a manner consistent with our standards and requirements and may not hire and train qualified managers and other personnel. While we may ultimately take action to terminate franchisees and licensees that do not comply with the standards contained in the franchise or licensee agreements and our operations manual, we may not be able to identify problems and take action quickly enough and, as a result, our image and reputation may suffer, potentially causing revenue to decline. Any operational shortcoming of a franchisee is likely to be attributed by the public to our entire system, thus damaging our brand reputation and potentially affecting revenues and operating results. Furthermore, if a significant number of the franchisees were to become insolvent or otherwise were unwilling or unable to pay for products and supplies purchased from us or pay royalties, rent or other fees, our revenues and operating results would decrease.

Failure to retain our current clients and renew existing client contracts could adversely affect our business.

Our success depends in part on our ability to retain current customers and renew existing customer service agreements. Our ability to retain current clients depends on a variety of factors, including the quality, price, and responsiveness of the services we offer, as well as our ability to market these services effectively and differentiate our offerings from those of our competitors. We cannot assure you that we will be able to renew existing customer contracts at the same or higher rates or that our current customers will not turn to competitors, cease operations, elect to bring the services we provide in-house, or terminate existing service agreements. The failure to renew existing service agreements or the loss of a significant number of existing service agreements would have a material adverse effect on our business, financial condition, and results of operations.

The pricing, terms, and length of customer service agreements may constrain our ability to recover costs and to make a profit on our contracts.

The amount of risk we bear and our profit potential will vary depending on the type of service agreements under which products and services are provided. We may be unable to fully recover costs on service agreements that limit our ability to increase prices, particularly on multi-year service agreements. In addition, we may provide services under multi-year service agreements that guarantee maximum costs for the customer based on a specific criteria, for example, cost per diner, or cost per passenger day, putting us at risk if we do not effectively manage customer consumption. Our ability to manage our business under the constraints of these service agreements may have a material adverse effect on our financial condition.

Changes in economic conditions that impact the industries in which our end-users primarily operate in could adversely affect our business.

During the last few years, conditions throughout the U.S. and worldwide have been extremely weak and those conditions may not improve in the foreseeable future. As a result, our customers or vendors may have financial challenges, unrelated to us that could impact their ability to continue doing business with us. Economic downturns, and in particular downturns in the foodservice, hospitality, travel, and food processing industries, can adversely impact our end-users, who are sensitive to changes in travel and dining activities. The recent decline in economic activity is adversely affecting these markets. During such downturns, these end-users typically reduce their volume of purchases of cleaning and sanitizing products, which may have an adverse impact on our business. We cannot assure you that current or future economic conditions, and the impact of those conditions on our customer base, will not have a material adverse effect on our business, financial condition and results of operations.

If we are required to change our pricing models to compete successfully, our margins and operating results may be adversely affected.

The cleaning and maintenance solutions industry is highly competitive. We will compete with national, regional, and local providers, many of whom have greater financial resources, less leverage or lower costs. We will compete in the same market primarily on the basis of brand name recognition, price, product quality, and customer service. Competitive markets may require us to reduce our prices for products and services. If our competitors offer discounts on certain products or services in an effort to recapture or gain market share, we may be required to lower prices or offer other favorable terms to compete successfully. Any such change would likely reduce margins and could adversely affect operating results. Some of our competitors may bundle products and services that compete with our products and services for promotional purposes as a long-term pricing strategy or may provide guarantees of prices and product implementations. Also, competitors may develop new or enhanced products and services more successfully and sell existing or new products and services better than we do. In addition, new competitors may emerge. These practices could, over time, limit the prices that we can charge for our products and services. If we cannot offset price reductions or other pricing strategies with a corresponding increase in sales or decrease in spending, then the reduced revenue resulting from lower prices would adversely affect our margins and operating costs.

Several members of our senior management team are critical to our business and if these individuals do not remain with us in the future, it may have an adverse impact on our financial condition and results of operations.

Our future success depends, in part, on the continued efforts and abilities of our senior management team. Their skills, experience and industry contacts are expected to significantly benefit our business. The loss of any member of our senior management team would disrupt our operations and divert the time and attention of the remaining members of the senior management team, which could have a material adverse effect on our business, operating results, and financial condition. Because the market for qualified management is highly competitive, we may not be able to retain our leadership team or fill new management positions or vacancies created by expansion or turnover at existing compensation levels. We do not carry “key-person” insurance on the lives of our senior management team or management personnel to mitigate the impact that the loss of a key member of our management team would cause. If we lose the services of one or more of these individuals, or if one or more of them decide to join a competitor or otherwise compete directly with us, our business, operating results, and financial condition could be materially and adversely affected.

The financial condition and operating ability of third parties may adversely affect our business.

We will initially conduct limited manufacturing operations and will primarily depend, and for the foreseeable future will continue to depend, on third parties for the manufacture of the products we sell. We will rely on third party suppliers to provide us with components and services necessary for the completion and delivery of our products and services. We expect to significantly expand our customer base and product offerings, but our expansion may be limited by the manufacturing capacity of third party manufacturers. Such manufacturers may not be able to meet our needs in a satisfactory and timely manner, particularly if there are raw material shortages.

We purchase the majority of our chemicals from a single manufacturer and our dispensing equipment and dish machines are also primarily supplied by single suppliers. Should any of these third party suppliers experience production delays, we may need to identify additional suppliers, which may not be possible on a timely basis or on favorable terms, if at all. A delay in the supply of our chemicals or equipment could adversely effect relationships with our customer base and could cause potential customers to delay their decision to purchase services or cause them not to purchase our services at all. Further, our primary chemical manufacturer operates from a single location. We cannot assure you that our primary manufacturer will be able to meet our needs in a timely enough manner to avoid a material disruption of our business, which in turn could have an adverse effect on our ability to maintain desired levels of profitability and volume, and could adversely affect relationships with our customers.

In the event that any of the third parties with whom we have significant relationships files a petition in or is assigned into bankruptcy or becomes insolvent, or makes an assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under bankruptcy or insolvency laws with a trustee, or a receiver is appointed in respect of a substantial portion of its property, or such third party liquidates or winds up its daily operations for any reason whatsoever, then our business, financial position and results of operations may be materially and adversely affected.

We rely on a multi-national re-distributor to manage our logistics operations.

We contract with a re-distributor to manage the delivery of our products from manufacturing facilities to our local branches. The re-distributor may be subject to risk, including the costs and difficulties of managing international operations, maintaining product quality and enforcing intellectual property rights. Additionally, the re-distributor may be adversely affected by local laws and customs, legal and regulatory constraints, including compliance with the Foreign Corrupt Practices Act. The re-distributor may be subject to risk that may impact the re-distributor’s costs and the re-distributor may attempt to pass those costs on to us which could adversely impact our results of operations and financial condition.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

The price of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. In recent years, fuel prices have fluctuated widely and have generally increased. Fuel price increases raise the costs of operating vehicles and equipment. We cannot predict the extent to which we may experience future increases in fuel costs or whether we will be able to pass these increased costs through to our customers. If fuel costs rise, the operating costs of our distribution operations would increase, resulting in a decrease in margins and profitability. A fuel shortage, higher transportation costs or the curtailment of scheduled service could result, any of which could adversely impact our relationship with franchisees and reduce our profitability. If we experience delays in the delivery of products to our customers, or if the products are not delivered to the customers at all, relationships with our customers could be adversely impacted, which could have a material adverse effect on our business and prospects. As a result, future increases in fuel costs could have a material adverse effect on our results of operations and financial condition.

We may be subject to legal proceedings and disputes.

We may be involved in litigation from time to time in the ordinary course of business. We may also be subject to legal proceedings and disputes with current or former joint venture partners, franchisees, licensees and others. We cannot assure you that the ultimate resolution of any legal proceedings will not have a material adverse effect on our business and results of operations.

Our products contain hazardous materials and chemicals, which could result in claims against us.

We use and sell a variety of products that contain hazardous materials and chemicals. There are hazardous chemicals in some of our products but in all cases these materials have short term hazardous actions that can easily be neutralized or disposed of with minimal effect on the environment or situations that would require long term remediation treatments due to environmental contamination. Like all products of this nature, misuse of the hazardous material based products can lead to injuries and damages but in all cases if these products are used at the prescribed usage levels with the proper PPEs (Personal Protection Equipment) and procedures the chances of injuries and accidents are extremely rare. Nevertheless, because of the nature of these substances or related residues, we may be liable for certain costs, including, among others, costs for health-related claims, or removal or remediation of such substances. We may be involved in claims and litigation filed on behalf of persons alleging injury as a result of exposure to such substances or by governmental or regulatory bodies related to our handling and disposing of these substances. Because of the unpredictable nature of personal injury and property damage litigation and governmental enforcement, it is not possible to predict the ultimate outcome of any such claims or lawsuits that may arise. If any such claims and lawsuits, individually or in the aggregate, were resolved against us, our results of operations and cash flows could be adversely affected.

We are subject to environmental, health and safety regulations, and may be adversely affected by new and changing laws and regulations, that generate ongoing environmental costs and could subject us to liability.

We are subject to laws and regulations relating to the protection of the environment and natural resources, and workplace health and safety. These include, among other things, reporting on chemical inventories and risk management plans, and the management of hazardous substances. Violations of existing laws and enactment of future legislation and regulations could result in substantial penalties, temporary or permanent facility closures, and legal consequences. Moreover, the nature of our existing and historical operations exposes us to the risk of liability to third parties. The potential costs relating to environmental and product registration laws and regulations are uncertain due to factors such as the unknown magnitude and type of possible contamination and clean-up costs, the complexity and evolving nature of laws and regulations, and the timing and expense of compliance. Changes to current laws, regulations or policies could impose new restrictions, costs, or prohibitions on our current practices and could have a material adverse effect on our business or results of operations.

If our products are improperly manufactured, packaged, or labelled or become adulterated, those items may need to be recalled.

We may need to recall the products we sell if products are improperly manufactured, packaged, or labelled or if they become adulterated. Widespread product recalls could result in significant losses due to the costs of a recall and lost sales due to the unavailability of product for a period of time. A significant product recall could also result in adverse publicity, damage to our reputation, and loss of customer confidence in our products, which could have a material adverse effect on our business, financial condition, or results of operations.

Changes in the types or variety of our service offerings could affect our financial performance.

Our financial performance is affected by changes in the types or variety of products and services offered to our customers. For example, as we begin to evolve our business to include a greater combination of products with our services, the amount of money required for the purchase of additional equipment and training for associates may increase. Additionally, the gross margin on product sales is often less than gross margin on service revenue. These changes in variety or adjustment to product and service offerings could have a material adverse effect on our financial performance.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part on our rights to service marks, trademarks, trade names and other intellectual property rights we own or license, particularly our registered brand names, including “Swisher” and “Sani-Service.” We may not seek to register every one of our marks either in the U.S. or in every country in which it is used. As a result, we may not be able to adequately protect those unregistered marks. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the U.S. and Canada. Failure to protect such proprietary information and brand names could impact our ability to compete effectively and could adversely affect our business, financial condition, or results of operations.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe on their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain services under our recognized brand names, which could have a material adverse effect on our business, financial condition, or results of operations.

If we are unable to protect our information and telecommunication systems against disruptions or failures, our operations could be disrupted.

We are dependent on internal and third party information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure for fulfilling and invoicing customer orders, applying cash receipts, determining reorder points and placing purchase orders with suppliers, making cash disbursements, and conducting digital marketing activities, data processing, and electronic communications among business locations. We also depend on telecommunication systems for communications between company personnel and our customers and suppliers. Future system disruptions, security breaches, or shutdowns could significantly disrupt our operations or may result in financial damage or loss due to lost or misappropriated information.

Our business could suffer in the event of a work stoppage or increased organized labor activity.

Presently, no Swisher employees are members of any union or organized labor group. While we consider our relations with employees to be generally good, we cannot assure you that we will not experience work stoppages, strikes, or slowdowns in the future. In addition, for the foreseeable future we will primarily outsource to third parties the manufacturing of the products we sell, and we cannot assure you that these third parties will not experience work stoppages, strikes or slowdowns in the future. A prolonged work stoppage, strike, or slowdown at any of these facilities could have a material adverse effect on our results of operations. Moreover, we cannot assure you that we will not become subject to labor union organizing efforts. If any of our operations unionize, we could incur increased risk of work stoppages and possibly higher labor costs.

Insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business.

Our business is subject to all of the operating hazards and risks normally incidental to handling, storing, and transporting the products we sell. We maintain insurance policies in such amounts and with such coverage and deductibles that we believe are reasonable and prudent. Nevertheless, our insurance coverage may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury or death or property damage arising in the ordinary course of business, and our current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition, and results of operations.

Our current size and growth strategy could cause our revenues and operating results to fluctuate more than some of our larger, more established competitors or other public companies.

Our revenue is difficult to forecast and we believe it is likely to fluctuate significantly from quarter to quarter as we continue to grow. Some of the factors affecting our future revenue and results, many of which will be outside of our control and are discussed elsewhere in the Risk Factors, include:

•	competitive conditions in our industry, including new products and services, product announcements and incentive pricing offered by our competitors;

•	the ability to hire, train and retain sufficient sales and professional services staff;

•	the ability to develop and maintain relationships with partners, franchisees, distributors, and service providers;

•	the discretionary nature of our customers’ purchase and budget cycles and changes in their budgets for, and timing of, chemical, equipment and services purchases;

•	the length and variability of the sales cycles for our products and services;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	our ability to complete our service obligations in a timely manner; and

•	timing of product development and new product and service initiatives.

Given our current amount of revenue, particularly as compared with some of our competitors, even minor variations in the rate and timing of conversion of our sales prospects into revenue could cause us to plan or budget inaccurately, and have a greater percentage impact on our results than the same variations would have on our larger competitors.

In light of the foregoing, quarter-to-quarter comparisons of our operating results are not necessarily representative of future results and should not be relied upon as indications of likely future performance or annual operating results. Any failure to achieve expected quarterly earnings per share or other operating results could cause the market price of our common shares to decline or have a material adverse effect on our business, financial condition and results of operations.

The former stockholders of Swisher International will be able to exert control over the corporate actions of Swisher Hygiene.

The former Swisher International stockholders, including Messrs. Huizenga and Berrard, own 48% of Swisher Hygiene common stock on a fully diluted basis. As a result, these stockholders may be in a position to exert control over all matters requiring stockholder approval, including the election of directors, determination of significant corporate actions, amendments to Swisher’s certificate of incorporation and by-laws, and the approval of any business transaction, such as mergers or takeover attempts, in a manner that could conflict with the interests of other stockholders. Although there are no agreements or understandings between the former Swisher International stockholders as to voting, if they voted in concert, they would exert control over Swisher Hygiene.

Future sales of Swisher Hygiene shares by former Swisher International or CoolBrands stockholders could affect the market price of our shares.

Of the Swisher Hygiene shares issued in the Merger, 55,789,632 shares issued to the former Swisher International shareholders, including shares held by H. Wayne Huizenga and Steven R. Berrard, are subject to lock-up agreements. Pursuant to the lock-up agreements, the locked-up shareholders will not, subject to certain exceptions, offer, sell, contract to sell or enter into any other agreement to transfer the economic consequences of any Swisher Hygiene shares for a period ending the earlier of (i) the public release of Swisher Hygiene’s earnings for the 2011 financial year or (ii) March 31, 2012. After the lock-up agreements relating to the Swisher Hygiene shares issued in the Merger to the former Swisher International stockholders terminate, the market price of Swisher Hygiene shares could decline as a result of sales of our shares by former Swisher International or CoolBrands stockholders, or the perception that such sales could occur. These sales, or the perception that such sales could occur, might also make it more difficult for Swisher Hygiene to sell equity securities at a time and price that is deemed appropriate. In addition, Swisher Hygiene may issue additional shares of common stock as part of the purchase price of future acquisitions or in connection with future financings. Any actual sales, or any perception that sales of a substantial number of shares may occur, could adversely affect the market price of Swisher Hygiene common stock.

Provisions of Delaware law and our organizational documents may delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Provisions of Delaware law and our certificate of incorporation and bylaws may discourage, delay or prevent a change of control that our stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove management or members of our board of directors. These provisions include:

•	the absence of cumulative voting in the election of directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

•	the inability of our stockholders to call special meetings;

•	the requirement that our stockholders provide advance notice when nominating director candidates or proposing business to be considered by the stockholders at an annual meeting of stockholders;

•	the ability of the our board of directors to make, alter or repeal our bylaws;

•	the requirement that the authorized number of directors be changed only by resolution of the board of directors; and

•	the inability of stockholders to act by written consent.

Item 2.	Financial Information.

Selected Financial Data

Selected condensed consolidated financial data for the nine-months ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, 2007, 2006, and 2005 is as follows:

	For the
	Nine-Months Ended September 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)

Revenue	$45,953,570	$41,673,220	$56,814,024	$64,108,891	$65,190,254	$54,707,906	$35,998,604

Operating loss	$(6,496,523)	$(4,550,117)	$(6,814,482)	$(10,482,544)	$(9,271,518)	$(13,317,705)	$(3,350,156)

Net loss	$(7,500,159)	$(5,158,540)	$(7,258,989)	$(11,987,871)	$(10,568,357)	$(14,775,179)	$(3,259,358)

Basic EPS	$(0.13)	$(0.09)	$(0.13)	$(0.21)	$(0.18)	$(0.26)	$(0.06)

Diluted EPS	$(0.13)	$(0.09)	$(0.13)	$(0.21)	$(0.18)	$(0.26)	$(0.06)

Total Assets	$44,037,979	$—	$38,917,939	$30,280,958	$34,363,938	$31,946,669	$22,938,018

Shareholder’s equity/(deficit)	$(26,853,469)	$—	$(19,455,206)	$(12,300,787)	$172,410	$8,366,774	$15,724,688

Long-term debt	$8,837,157	$—	$48,874,841	$6,343,346	$20,927,665	$12,809,934	$2,362,195

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the “Selected Financial Data” included in this Item 2 and our audited consolidated financial statements and the related notes thereto included in Item 13 “Financial Statements and Supplementary Data.” In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Actual results could differ from these expectations as a result of factors including those described under Item 1A, “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this registration statement.

Executive Overview

Swisher Hygiene Inc. provides hygiene solutions to more than 35,000 customers throughout North America and internationally through its network of company-owned operations, franchises, and master licenses. Our solutions include products and services designed to promote superior cleanliness and sanitation in commercial environments, while enhancing the safety, satisfaction, and well-being of employees and patrons. Our solutions are typically delivered on a regularly scheduled basis and involve providing our customers with: (i) the sale of consumable products such as soap, paper, cleaning chemicals, detergents, and supplies, together with the rental and servicing of dish machines and other equipment for the dispensing of those products; (ii) the rental of facility service items requiring regular maintenance and cleaning, such as floor mats, mops, and bar towels; and (iii) manual cleaning of their facilities. We serve customers in a wide range of end-markets, with a particular emphasis on the foodservice, hospitality, retail, industrial, and healthcare industries.

Going forward, we intend to increase the sale of our products and services to customers in existing geographic markets as well as expand our reach into additional markets through a combination of organic growth and the acquisition of Swisher franchises, independent chemical service providers, and related businesses.

History of Swisher

We were originally founded in 1986 as Swisher International, Inc., a Nevada corporation. From our founding through 2004, we operated primarily as a franchisor and licensor of restroom hygiene services offering: (i) weekly cleaning and sanitizing services of our customers’ restroom fixtures, along with the restocking of soap and air freshener dispensers and (ii) the sale of restroom paper products, such as toilet paper and hand towels. We provided these services to a customer base largely comprised of small, locally owned bars, restaurants and retail locations. Franchisees had exclusive rights to use the Swisher name and business processes in designated United States and Canadian geographic markets typically ranging in size from 500,000 to 3,000,000 persons, while licensees had substantially similar rights in the respective countries in which they operated. Although franchisees licensed the same business model, the manner in which they executed and adopted Swisher programs varied greatly, resulting in historically inconsistent levels of service and differing product offerings across geographic markets.

In November 2004, H. Wayne Huizenga and Steve Berrard acquired a majority interest in the company, which at the time was a publicly traded company. Subsequently, in May 2006, Messrs. Huizenga and Berrard acquired the remaining outstanding shares of the company and began operating it as a private company.

The primary goal of acquiring ownership of the company was to transition the business to take greater advantage of the Swisher brand and nationwide service and distribution network, and to better leverage the under-utilized platform to expand both product and service offerings. Specifically, Messrs. Huizenga and Berrard planned to transition the company’s focus from generating revenue almost exclusively from restroom cleaning services to building a full-service hygiene solutions provider that offers a broad complement of products and services, addressing the complete hygiene and cleaning needs of our customers throughout their facilities. We believed that such a transition would provide the company with a competitive advantage, allowing us to retain existing customers over time and provide them with additional products and services that were essential to the operations of their businesses. Moreover, we sought to leverage Swisher’s national infrastructure with product offerings and service expertise in core lines of products, including cleaning chemicals, required by larger corporate customers nationwide.

An important component of this business strategy was the acquisition of a sufficient number of franchise locations or other similar businesses, providing us direct control over the implementation of changes to a consistent business model. To address this component of the business strategy, Messrs. Huizenga and Berrard formed HB Service, LLC to acquire franchises and related businesses under the Swisher name. Through September 2010, HB Service acquired and operated 68 former franchises of the company and purchased nine other related businesses. Effective July 13, 2010, HB Service entered into a Contribution Agreement with the company pursuant to which Messrs. Huizenga and Berrard contributed their membership interests in HB Service to the company, at which time HB Service became a wholly-owned subsidiary of the company.

By the end of 2005, through HB Service, we had acquired 26 franchisees and other related businesses and implemented a long-range plan to increase the number and types of products we offer. In addition, we discontinued the sale of new franchises, replaced information systems, established a fleet of company-owned vehicles, upgraded our facilities, hired experienced route-based operations managers to develop consistency in our operating model, expanded the geographic area covered by our locations, and eliminated low volume customers that were unprofitable or marginally profitable under our new business model. During this time, acquisitions continued but at a less aggressive pace, as we focused on executing the aforementioned business strategies. By mid-2007, we had purchased and converted to company-owned locations a total of 50 businesses, including 44 franchisees that represented 49.4% of our U.S.-based franchises.

In the latter half of 2007 and first half of 2008, we focused almost exclusively on rolling-out new information systems to company-owned operations and franchisees alike, integrating the disparate acquired business models into a centrally-managed operation, which integration continued to include the elimination of low volume customers that were not candidates to purchase our increased suite of products and services. During the period from mid-2007 through the end of 2008, we acquired two franchises. It was during this period that we also first began to experience the impact of the economic downturn, which continues to impact our business and the businesses of our customers. Our customers, many of whom operate in the foodservice market, were particularly affected by the contracting economy through reduced customer traffic and spending. To address in part the financial difficulties experienced by their businesses, these customers reduced their discretionary spending on items such as our legacy restroom cleaning business and delayed decisions to institute new programs or add new products and services. As a result of these economic conditions, coupled with our continual elimination of small unprofitable and marginally profitable customers, our operations, before giving effect to acquisitions, experienced a 1.9% decline in revenue in 2008 as compared to 2007, while franchise fees and other revenue, before giving effect to acquisitions, declined 6.5% in 2008 as compared to 2007.

Poor economic conditions continued during the first quarter of 2009; prompting us to aggressively accelerate a number of steps we had taken to combat the decline in business. Specifically, we: (i) reduced our field sales force, which primarily called on smaller, single-unit customers; (ii) continued elimination of certain unprofitable or marginally profitable customers by, in many instances, introducing minimum stop charges or price increases; (iii) eliminated certain customers that were payment or credit risks; (iv) realigned our branch and corporate workforce; and (v) reduced other costs. As a result, company operations, before giving effect to acquisitions, experienced a 13.6% decline in revenue in 2009 as compared to 2008, while franchise fees and other revenue, before giving effect to acquisitions, declined 15.8% in 2009 as compared to 2008.

In the second half of 2009, we refocused our efforts on positioning the company for future growth by: (i) investing in our corporate account and distributor sales programs; (ii) acquiring franchises to help leverage our field cost structure and fill remaining geographic gaps in our service delivery markets; and (iii) accelerating the development of our chemical program to provide a comprehensive offering focused on detergents, cleaners, and sanitizers used regularly by most of our customers in their warewashing, laundry, and general cleaning applications. We believe that our chemical program is a key component of our future growth as these products are necessary to maintain proper sanitation and cleanliness and require dispensing equipment that we sell or rent, install, and service on a regular basis to ensure proper dilution and delivery of the chemicals. In addition, the purchase of chemical products by our regional and national chain customers is directed by corporate headquarters of those chains. As a result of this and the fact that we have the ability to provide chemical services throughout the continental U.S., the majority of our new business now comes from larger regional or corporate accounts as well as regional distributor partners.

In summary, our transition from a restroom cleaning services business to a full service hygiene solutions provider offering a complete chemical and facility service program has required significant investments. These investments included:

•	Acquisitions of 82 businesses, including 68 franchises;

•	Replacement of management information systems;

•	Introduction of delivery service vehicles;

•	Addition of substantial industry experience throughout the organization;

•	Upgrade of branch facilities;

•	Significant expansion of product lines and services to include dust control and a complete chemical program; and

•	Development of a corporate account and distributor sales organization.

As a result of these investments, from January 1, 2005, through September 30, 2010, the company has incurred cumulative losses of $54,508,159. To help finance these losses and make the investment necessary to create the platform we have today, which we believe will enable us to experience significant growth and profitability, Messrs. Huizenga and Berrard have contributed and advanced the company $64,405,152 and the company has incurred indebtedness of: (i) $24,946,932 under bank lines of credit; (ii) $12,981,798 in notes issued by Swisher to sellers in connection with acquisitions made by the company (the “Seller Notes”); and (iii) $4,122,915 of third party financing for software development and capital leases for equipment. Mr. Huizenga has guaranteed $20,000,000 of the bank line of credit, and $3,050,000 of the Seller Notes are secured by letters of credit. The letters of credit are secured by certain assets of Messrs. Huizenga and Berrard.

On November 2, 2010, Swisher International completed the Merger with Swisher Hygiene, through a merger with a wholly-owned subsidiary of Swisher Hygiene. Immediately before the Merger, Swisher Hygiene completed its Redomestication to Delaware from Ontario, Canada, where it had been a publicly-traded corporation, listed on the TSX under the name CoolBrands International Inc., and trading under the symbol “COB.” In the Merger, the former stockholders of Swisher International received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene. The stockholders of CoolBrands retained 52% of the company. As a result of the Merger, Swisher International is a wholly-owned subsidiary of Swisher Hygiene. Swisher Hygiene will continue to trade on the TSX under the symbol “SWI.”

In accordance with the Merger Agreement, the board of directors consists of eight members, five of whom were appointed by the former shareholders of Swisher International, and three of whom were appointed by CoolBrands. Further, following the merger, the executive officers of the Company consist entirely of former officers and executive officers of Swisher International. Accordingly, the former owners and management of Swisher International have effective operating control of the combined company.

The Merger is accounted for as a reverse recapitalization with a non-operating company, which essentially accounts for the issuance of stock by a private company in consideration of the net monetary assets of the non-operating company, with the balance sheet recapitalized to reflect the stock issuance. The transaction is recorded at book value and no goodwill or intangible assets are recognized.

As of December 10, 2010, we have 68 company-owned locations and 11 franchises located throughout the United States and Canada and we have entered into 10 master license agreements covering the United

Kingdom, Ireland, Portugal, the Netherlands, Singapore, the Philippines, Taiwan, Korea, Hong Kong/Macau/China, and Mexico.

The number of company-owned locations, franchises, and international master licenses since the end of 2006 through the date of this registration statement is as follows:

	2006	2007	2008	2009	2010

Company-owned Locations	43	47	44	60	68
Franchises	45	39	35	15	11
International Master Licenses(1)	13	11	11	10	10

(1)	Number of countries in which Swisher licensees operate.

Going forward, we will continue to expand our reach into additional U.S. and Canadian geographic markets through acquisitions of independent chemical distributors, franchise repurchases, execution of agreements with distributor partners, and organic growth. Additionally, we will be opportunistic as it relates to acquiring or partnering with complementary businesses that (i) can provide us a competitive advantage; (ii) leverage, expand or benefit from our distribution network; or (iii) provide us economies of scale or cost advantages over our existing supply chain. Collectively, these efforts are centered on making us an attractive alternative to larger customers in foodservice, hospitality, healthcare, retail, and industrial markets. In addition, we will seek to aggressively license our business model internationally. Our success largely depends on our ability to execute on these strategies and the successful penetration of our products and services to corporate accounts and distribution partners.

Recent Developments

On November 2, 2010, our board of directors approved the Swisher Hygiene Inc. 2010 Stock Incentive Plan (the “Plan”) to attract, retain, motivate and reward key officers and employees. The Plan, which is subject to stockholder and TSX approval, allows for grant of stock options, restricted stock units and other equity instruments up to a total of 6,000,000 shares of our common stock. Under the Plan, the board approved awards of options to purchase 1,001,137 shares of our common stock. The options vest in four equal annual installments beginning on the first anniversary of the grant date and are exercisable at $4.18 per share. The options expire in 2020. The board also approved the award of 2,507,449 restricted stock units at $4.18 per share. The restricted stock units vest in four equal annual installments beginning on the first anniversary of the grant date.

On November 8, 2010, we acquired the business operations and selected net assets of Gateway ProClean, Inc. (“Gateway”), a St. Louis-based hygiene and chemicals company for $7,536,000 including $2,000,000 in cash, $5,000,000 in a secured, convertible promissory note and the assumption of $536,000 of bank and other trade debt. The promissory note matures on June 30, 2011 and has a fixed interest rate of 4%. During the term of the note, at the option of the holder and subject to the effectiveness of a registration statement providing for the resale of the shares of common stock issuable upon conversion of the note, the promissory note may be converted into common stock based on a fixed conversion price of $3.81 per share. The maximum number of shares issuable upon conversion is 1,312,864 shares of our common stock.

On December 7, 2010, the company acquired the business operations and selected net assets of Lasfam Investments, Inc. (“Lasfam”) for $5,566,400, including $1,669,920 in cash and a $3,896,480 convertible promissory note that matures on June 30, 2011 and has a fixed interest rate of 4%. During the term of the note, at the option of the holder and subject to the effectiveness of a registration statement providing for the resale of the shares of common stock issuable upon conversion of the note, the promissory note may be converted into common stock based on a fixed conversion price of $3.88 per share. After April 7, 2011, the note may be converted into shares of common stock at a fixed conversion price of $3.88 per share, if a resale registration statement relating to the shares of Swisher Hygiene common stock issuable upon conversion of the note is effective and our common stock trades on the Toronto Stock Exchange or any other North American stock exchange for ten consecutive trading days at a combined total volume weighted average price equal to or exceeding 105% of the fixed conversion price. If the note is not converted, the Company may settle the fixed obligation (principal value of the note and accrued but unpaid interest) in cash, shares or a combination thereof, provided that at least 50% of the balance owed is paid in cash, based on the stock’s trading price on the day before maturity. The maximum number of shares issuable in repayment of the note is 1,027,122 shares.

Gateway and Lasfam are two of eight acquisitions we have made since announcing our business transaction with Coolbrands on August 18, 2010. The other acquisitions include three independent chemical service companies, Total Cost Systems in Florida, ChemWest in Northern California, and SunState Chemical in Florida, as well as three franchisees of Swisher located in Toronto, Calgary and Edmonton, each of which operate under the Sani-Service brand.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion of the financial condition and the results of operations are based on the consolidated financial statements, which have been prepared in conformity with United States generally accepted accounting principles. As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenue and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. See Note 2 to the Consolidated Financial Statements for additional discussion of the application of these and other accounting policies.

Accounts Receivable

Accounts receivable consist of amounts due from customers for product sales and services as well as from franchisees and master licensees for product sales, royalties and fees for marketing and administrative services. Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is management’s best estimate of uncollectible amounts and is based on a number of factors, including overall credit quality, age of outstanding balances, historical write-off experience and specific account analysis that projects the ultimate collectability of the outstanding balances. The Company does not accrue interest on past due accounts and records an adjustment to write-off balances once all reasonable efforts to collect have been exhausted. As of December 31, 2009 and 2008, and the nine-months ended September 30, 2010, the allowance for doubtful accounts was $334,156, $564,635 and $385,630, respectively. We believe that our allowance for doubtful accounts is a critical accounting estimate because it is susceptible to change and dependence upon events that may or may not occur. The impact of recognizing additional allowances for doubtful accounts may be material to the assets reported on our balance sheet and in our results of operations.

Inventory

Inventories are stated at the lower of cost or market determined using the first in-first out (FIFO) cost method. We routinely review inventory for excess and slow moving items as well as for damaged or otherwise obsolete items and for items selling at negative margins. When such items are identified, a reserve is recorded to adjust their carrying value to their estimated net realizable value. We believe that the development of such inventory reserves is a critical accounting estimate because they are susceptible to change and dependence upon events that may or may not occur. The impact of recognizing additional inventory reserves may be material to the assets reported on our balance sheet and in our results of operations.

Notes Receivable

Notes receivable consist of amounts due from franchisees and master licensees. Notes receivable are reported net of an allowance for doubtful accounts. The allowance is management’s best estimate of uncollectible amounts and is based on a number of factors including overall franchisee or master licensee credit quality, historical write-off experience and specific account analysis that projects the ultimate collectability of the outstanding balances. As of December 31, 2009 and 2008, and the nine-months ended September 30, 2010, the allowance was $357,261. We believe that the recovery of the reported value of our notes receivable is a critical accounting estimate because it is susceptible to the future operating performance of master licensee and other events.

Goodwill and Other Intangible Assets

The cost of acquisitions in excess of the fair value of the identifiable net assets acquired is recorded as goodwill and allocated to the respective branch locations, which represent the company’s defined reporting units (there were in excess of 50 defined reporting units as of September 30, 2010) in accordance with Accounting Standards Codification (“ASC”) 350, Goodwill and Other Intangible Assets. Other intangible assets include acquired customer relationships and non-compete agreements. The fair value of these intangible assets at the time of acquisition is estimated based upon discounted future cash flow projections. The customer relationships are amortized on a straight-line basis over the expected average life of the acquired accounts, which is five years. The non-compete agreements are amortized on a straight-line basis over the term of the agreements, which are between two to five years.

Pursuant to the requirements of ASC 350, we are required to perform a valuation of each of our reporting units annually, or upon significant changes in our business environment. We conducted our annual impairment analysis in the fourth quarter of 2009. To determine the fair value of each reporting unit we utilized discounted cash flows using five years of projected unleveraged free cash flows and a terminal value. The discount rates used for the analysis reflected a weighted average cost of capital based on industry and capital structure adjusted for equity and size risk premiums. Expected cash flows are based on historical customer growth, including attrition, and continued long term growth of the business. These estimates can be affected by factors such as customer growth, pricing, and economic conditions that can be difficult to predict. The fair value of each reporting unit exceeded its carrying value as of the fourth quarter of 2009.

As of the fourth quarter of 2009 less than 7% of the reporting units had fair values that exceeded the carrying value by less than 100% of the carrying value. Those reporting units with fair values in excess of carrying values, but by less than 100% have a combined recorded goodwill value of $5,749,811 and average fair value in excess of 65% over carrying value as of December 31, 2009. Management does not believe this presents a material risk for impairment.

The company also performs tests of other intangible assets for impairment on an annual basis or when circumstances change that would more likely than not reduce the fair value of the intangible assets to an amount that is less than its carrying amount. As part of this impairment testing, management also assesses the useful lives assigned to the customer relationships and non-compete agreements considering actual historical customer attrition rates.

For the years ended December 31, 2009, 2008, 2007, impairment losses on goodwill and other intangible assets was $30,000, $223,000, and $131,000 respectively. There were no impairment losses on goodwill and other intangible assets for the nine-months ended September 30, 2010. We believe that the assessment for such potential impairment losses is a critical accounting estimate as it is dependent upon future events and requires substantial judgment. Any resulting impairment loss could have a material impact on our financial condition and the results of operations.

Long-lived Assets

In accordance with Financial Accounting Standards Board (“FASB”) ASC 360-10-35 “Impairment or Disposal of Long-lived Assets,” losses related to the impairment of long-lived assets are recognized when the carrying amount is not recoverable and exceeds its fair value. When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, management of the company evaluates recoverability by comparing the carrying value of the assets to projected future cash flows, in addition to other qualitative and quantitative analyses. The company also performs a periodic assessment of the useful lives assigned to the intangible assets. We believe that this impairment assessment represents a critical accounting policy as it is dependent on future events and may require substantial judgement. Any resulting impairment loss could have a material impact on our financial condition and the results of operations.

Non-controlling Interest

In the majority of its acquisitions, the company acquires 100% of the business being acquired. However, in a few instances, the former owner retains a non-controlling interest in the acquired business. Profit and loss are allocated to the non-controlling interest based on its pro-rata share.

Revenue Recognition

Revenue from product sales and services is recognized when the services are performed or the products are delivered to the customer, provided that persuasive evidence of a sales arrangement exists, both title and risk of loss have passed to the customer, and collection is reasonably assured. For arrangements with multiple deliverables, revenues are recognized based on the fair value for each unit of accounting, as determined by the price charged for each element when sold separately. Franchise and other revenue include product sales, royalties and other fees charged to franchisees in accordance with the terms of their franchise agreements. Royalties and fees are recognized when earned.

The company has entered into franchise and license agreements, which grant the exclusive right to develop and operate within specified geographic territories for a fee. The initial franchise or license fee is deferred and recognized as revenue when substantially all significant services to be provided by the company are performed. Direct incremental costs related to franchise or license sales for which revenue has not been recognized is deferred until the related revenue is recognized.

Income Taxes

Effective on January 1, 2007, the company’s shareholders elected that the corporation be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the “Code”). Under this provision, the shareholders were taxed on their proportionate share of the company’s taxable income. As a Subchapter S corporation, the company bore no liability or expense for income taxes. As a result of the Merger, the company’s Subchapter S election terminated, and the company became a C corporation. For state income tax purposes, the company has net operating losses of approximately $2,247,000, which begin to expire in 2017. It is expected that these net operating losses will be available for use after the Merger. HB Service, LLC is a limited liability company that reported as a partnership under the Code from January 1, 2007 until Messrs. Huizenga and Berrard contributed 100% of their equity interests of the company in July 2010. Under these provisions, the members are taxed on the limited liability company’s taxable income.

As a result of becoming a C corporation, the cumulative timing differences between book income and taxable income will be recorded as of November 2, 2010, the closing date of the Merger. Thereafter, the company will provide for the tax effects of transactions reported in the statements of operations, which will include taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting purposes. Deferred tax assets that arise from net operating loses will receive a full valuation allowance until such time as the company considers it likely that such assets will be utilized.

FASB ASC 740-10, “Income Taxes,” clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more likely than not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. The effect of exchange rate fluctuations on translation of assets and liabilities at the balance sheet date are recorded as a component of stockholders’ equity as other comprehensive income or loss. Amounts transferred from cumulative comprehensive income or loss upon the sale or liquidation of an investment in a foreign entity is reported as part of the gain or loss on sale or liquidation. Results of operations for foreign operations are translated using the average exchange rates throughout the period.

Fair Value of Financial Instruments

At December 31, 2009 and 2008, and the nine-months ended September 30, 2010, the company did not have any outstanding financial derivative instruments. The carrying amounts of cash and the current portion of accounts and notes receivable approximate fair value due to the short maturity of these instruments. The non-current notes receivable are presented at fair value due to rates generally being at current market rates. The fair value of the company’s long-term debt, estimated based on the current borrowing rates available to the company for bank loans with similar terms and maturities, approximates the carrying value of these liabilities.

Loss per Share

Basic and diluted loss per share was computed by dividing net loss less non-controlling interest by the weighted average number of common shares and common share equivalents (when the inclusion of such shares is not anti-dilutive) outstanding during the year.

SWISHER HYGIENE INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 AS COMPARED TO THE
THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

	For the Three-Months Ended September 30,
	2010	%(1)	2009	%(1)

Revenue
Products and services	$13,922,134	86.7%	$11,376,973	78.8%
Franchise and other	2,138,945	13.3%	3,054,293	21.2%

Total revenue	16,061,079	100.0%	14,431,266	100.0%

Costs and Expenses
Cost of sales	6,107,686	38.0%	5,810,276	40.3%
Route expenses	3,511,409	25.2%	3,174,906	27.9%
Selling, general and administrative	7,521,046	46.8%	6,368,549	44.1%
Merger-related expenses	1,425,855	8.9%	—	0.0%
Depreciation and amortization	1,272,266	7.9%	1,180,348	8.2%

Total costs and expenses	19,838,262	123.5%	16,534,079	114.6%

Loss from Operations	(3,777,183)	(23.5)%	(2,102,813)	(14.6)%

Other Income (Expense)
Interest income	13,196	0.0%	41,171	0.3%
Interest expense	(371,093)	(2.3)%	(257,640)	(1.8)%
Gain from bargain purchases	—	—	56,670	0.4%

Total other income (expense)	(357,897)	(2.3)%	(159,799)	(1.1)%

Net Loss	(4,135,080)	(25.8)%	(2,262,612)	(15.7)%
Net (Income) Attributable to Noncontrolling Equity Interest	(5,393)	0.0%	—	0.0%

Net Loss Attributable to Swisher Hygiene Inc.	$(4,140,473)	(25.8)%	$(2,262,612)	(15.7)%

Loss per share basic and diluted	$(0.07)		$(0.04)

	2010		2009

Company-owned locations	65		60
Franchises	12		15
International Master Licenses	10		10

(1)	Calculated as a percentage of total revenue, except for Route expenses, which are calculated as a percentage of Product and services revenue, as route expenses relate solely to Product and service revenue from operations.

Revenue

Total revenue and the revenue derived from each revenue type for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Revenue
Products and service:
Hygiene services	4,341,867	27.0%	4,238,000	29.4%
Chemical	4,728,506	29.4%	2,812,112	19.5%
Paper	3,135,244	19.5%	2,855,327	19.8%
Rental and other	1,716,517	10.7%	1,471,534	10.2%

Total products and service	$13,922,134	86.7%	$11,376,973	78.8%
Franchise and other:
Product sales	1,436,187	8.9%	1,973,804	13.7%
Fees	702,758	4.4%	1,080,489	7.5%

Total franchise and other	2,138,945	13.3%	3,054,293	21.2%

Total revenue	$16,061,079	100.0%	$14,431,266	100.0%

Total revenue for the three-months ended September 30, 2010 increased $1,629,813 or 11.3% to $16,061,079 as compared to the same period of 2009. The $1,629,813 increase includes an increase of $2,012,930 in revenue from the acquisition of three franchisees and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the effect of these acquisitions, revenue for the three-months ended September 30, 2010 as compared to the same period of 2009 decreased $383,117 or 2.7% primarily from decreases of: (i) $657,669 or 15.5% in hygiene services and (ii) $128,300 or 4.5% in paper; and (iii) 915,348 or 30.0% in product sales and fees earned from the company’s remaining franchises, which were partly offset by increases of (x) $1,240,429 or 44.1% in chemical; and (y) $77,771 or 5.3% in rental and other.

The increase in chemical, rental, and other revenue is attributable to the success of the company’s corporate account and distributor sales programs that were launched during 2008, as well as sales by the company’s field employees. The decrease in hygiene services and paper revenue was primarily a result of the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services, and a reduction or elimination in spending for hygiene-related products and services by customers of the company.

The decrease of $915,348 in product sales and fees earned from the company’s franchisees in the three months ended September 30, 2010 compared to the same period of 2009 includes a decline of $377,731 or 35.0% in fees and $537,617 or 27.2% in product sales, in part due to our acquiring three franchises in 2010 and 18 franchisees in 2009. Excluding the effect of the acquisitions, product sales and fees declined $107,180 or 3.5% for the three months ended September 30, 2010 compared to the same period of 2009. This decline of $107,180 includes increased product sales of $24,424 or 1.2% offset by lower fees of $131,604 or 12.2%. This decline is attributed to the prolonged effect of the challenging economic conditions being experienced by our franchisees. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene related products and services by franchise customers.

Cost of Sales

Cost of sales for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%(1)	2009	%(1)

Company-owned operations	$4,772,207	34.2%	$3,994,485	35.1%
Franchisee product sales	1,335,479	93.0%	1,815,791	92.0%

Total cost of sales	$6,107,686	38.0%	$5,810,276	40.3%

(1)	Represents cost as a percentage of the respective product line revenue.

Cost of sales consists primarily of paper, air freshener, chemical and other consumable products sold to our customers, franchisees and international licensees. Total cost of sales for the three-months ended September 30, 2010 increased $297,410 or 5.1% to $6,107,686 as compared to the same period of 2009. The $297,410 increase included an increase of $532,941 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the effect of the acquisitions, total cost of sales for the three-months ended September 30, 2010 as compared to the same period of 2009 decreased $235,531 or 4.1%.

The cost of sales for company-owned operations for the three-months ended September 30, 2010 increased $777,722 or 19.5% to $4,772,207 as compared to the same period of 2009. The $777,722 increase included an increase of $532,941 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Cost of sales for company-owned operations, excluding the impact of acquisitions, was 37.7% of related revenue for the three-months ended September 30, 2010 as compared to 37.3% for the same period of 2009. Excluding the impact of the acquisitions, cost of sales for company-owned operations increased $244,781 or 6.1% to $4,239,266 as compared to the same period of 2009. The $244,781 increase consisted primarily of $196,917 due to the current period’s increased product sales volume, $100,000 of allowances made for customer volume incentives achieved in the current period and partly offset by $52,136 of other changes in mix and improved product costs.

The cost of sales to franchisees for the three-months ended September 30, 2010 decreased $480,312 or 26.5% to $1,335,479 as compared to the same period of 2009 in part due to the acquisition of three franchises in 2010 and 18 franchises in 2009. Cost of sales to franchisees was 93.0% of franchisee product revenue for the three-months ended September 30, 2010 as compared to 92.0% for the same period of 2009. Excluding the effect of acquisitions, cost of goods sold increased $25,525 or 1.4% in the three months ended September 30, 2010 compared to the same period of 2009. The $25,525 increase was primarily a result of the period’s higher product sales to its remaining franchisees.

Route Expenses

Route expenses for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Route Expenses	$3,511,409	25.2%	$3,174,906	27.9%

Route expenses consist primarily of the costs incurred by the company for the delivery of products and providing services to customers.

The details of route expenses for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Compensation	$2,451,906	69.8%	$2,265,908	71.4%
Vehicle expenses	971,740	27.7%	825,815	26.0%
Other	87,763	2.5%	83,183	2.6%

Total route expenses	$3,511,409	100.0%	$3,174,906	100.0%

Route expenses for the three-months ended September 30, 2010 increased $336,503 or 10.6% to $3,511,409 as compared to the same period of 2009. The $336,503 increase included an increase of $680,877 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, route expenses for the three-months ended September 30, 2010 as compared to the same period of 2009 decreased $344,374 or 10.8% to $2,830,532. The decrease consisted of $282,915 in compensation, $50,100 in vehicle expenses and $11,359 in other route-related expenses. These decreases are a result of route consolidation and optimization initiatives made in response to the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company. During the three month period ended September 30, 2010, compared to the same period in 2009, excluding the effect of acquisitions, the average number of route technicians decreased by 15.9%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Selling, general and administrative	$7,521,046	46.8%	$6,368,549	44.1%

Selling, general and administrative expenses consist primarily of the costs incurred by the company for:

•	Branch office and field management support costs that are related to field operations. These costs include compensation, occupancy expense and other general and administrative expenses.

•	Sales expenses, which include marketing expenses and compensation and commission for branch sales representatives and corporate account executives.

•	Corporate office expenses that are related to general support services, which include executive management compensation and related costs, as well as department cost for information technology, human resources, accounting, purchasing and other support functions.

Selling, general and administrative expenses for the three-months ended September 30, 2010 increased $1,152,497 or 18.1% to $7,521,046 as compared to the same period of 2009. The $1,152,497 increase included an increase of $642,181 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, selling, general and administrative expenses for the three-months ended September 30, 2010 as compared to the same period of 2009 increased $510,316 or 8.0% to $6,878,865.

The details of selling, general and administrative expenses for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Compensation	5,164,960	68.7%	$4,433,036	69.6%
Occupancy	825,666	11.0%	739,210	11.6%
Other	1,530,420	20.3%	1,196,303	18.8%

Total selling, general and administrative	$7,521,046	100.0%	$6,368,549	100.0%

Compensation for the three-months ended September 30, 2010 increased $731,924 or 16.5% to $5,164,960 as compared to the same period of 2009. The $731,924 increase included an increase of $494,318 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, compensation expense for the three-months ended September 30, 2010 as compared to the same period of 2009 increased $237,606 or 5.4% to $4,670,642. This increase was primarily the result of an increase in costs and expenses related to the company expansion of its corporate, field and distribution sales organizations that began in 2009 and continued into 2010 to accelerate the growth in the company’s chemical program.

Occupancy expenses for the three-months ended September 30, 2010 increased $86,456 or 11.7% to $825,666 as compared to the same period of 2009. The $86,456 increase included an increase of $81,698 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, occupancy expenses for the three-months ended September 30, 2010, as compared to the same period of 2009, increased $4,758 or 0.6% to $743,968. This increase was primarily a result of rent modifications on a number of leases for company branch locations.

Other expenses for the three-months ended September 30, 2010 increased $334,117 or 27.9% to $1,530,420 as compared to the same period of 2009. The $334,117 increase included an increase of $66,165 related to the acquisition of three franchises and two independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, other expenses for the three-months ended September 30, 2010 as compared to the same period of 2009, increased $267,952 or 22.4% to $1,464,255. This increase was primarily a result of: $87,139 of office expenses, $34,156 of additional courier charges related to the increased number of locations, $21,181 of higher travel costs, increased insurance of $38,120 and the recovery of previously written off accounts in the amount of $21,484.

Merger-related Costs

As discussed more fully in Notes to the Consolidated Financial Statements Note 5 Subsequent Events, on November 2, 2010 the Company entered into a merger agreement under which all of the outstanding common shares of the Company were to be exchanged for 57,789,630 common shares of CoolBrands International Inc. (“CoolBrands”), such that the Company would become a wholly-owned subsidiary of CoolBrands. In connection with this transaction, the Company incurred certain directly-related legal, accounting and other professional expenses. These non-recurring expenses totaled $1,425,855 and were incurred entirely in the three month period ended September 30, 2010.

Depreciation and Amortization

Depreciation and amortization for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Depreciation and amortization	$1,272,266	7.9%	$1,180,348	8.2%

Depreciation and amortization consists of depreciation of property and equipment and the amortization of intangible assets. Depreciation and amortization for the three-months ended September 30, 2010 increased $91,918 or 7.8% to $1,272,266 as compared to the same period of 2009. The increase of $91,918 reflects the higher level of capital spending in 2010 versus 2009 as well as higher amortization expense in connection with the acquisition of 18 franchises and an independent chemical company in 2009.

Other Income (Expense)

Other income (expense) for the three-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Interest Income	$13,196	0.1%	$41,171	0.3%
Interest expense	(371,093)	(2.3)%	(257,640)	(1.8)%
Gain from bargain purchases	—	0.0%	56,670	0.4

Total other expense	$(357,897)	(2.2)%	$(159,799)	(1.1)%

Interest income primarily relates to a note receivable from our master licensee in the UK. The agreement with the master licensee was executed in January 2009, but transitional issues were not settled until the third quarter of 2009. Interest income was determined and recorded at that time, resulting in significantly greater interest income compared to the comparable period of 2010. Through the nine months ended September 30, 2010, the total interest earned was $42,712, which is comparable to the interest earned in the corresponding period in 2009.

Interest expense represents interest on borrowings under the company’s credit facilities, notes incurred in connection with acquisitions, advances from shareholders and the purchase of equipment and software. Interest expenses for the three-months ended September 30, 2010 increased $113,453 or 44.0% to $371,093 as compared to the same period of 2009. The $113,453 increase is primarily a result of a $6,973,553 year-to-year increase in notes and shareholder advances.

The gain from bargain purchases recognized in 2009 was related to our acquisition of one franchisee where the fair value of the assets acquired exceeded the purchase price.

SWISHER HYGIENE INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 AS COMPARED TO THE
NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2009

	For the Nine-Months Ended September 30,
	2010	%(1)	2009	%(1)

Revenue
Products and services	$39,489,707	85.9%	$31,598,952	75.8%
Franchise and other	6,463,863	14.1%	10,074,268	24.2%

Total revenue	45,953,570	100.0%	41,673,220	100.0%

Costs and Expenses
Cost of sales	16,870,196	36.7%	16,293,801	39.1%
Route expenses	9,859,640	25.0%	9,167,683	29.0%
Selling, general and administrative	20,895,398	45.5%	17,065,873	41.0%
Merger-related expenses	1,425,855	3.1%	—	—
Depreciation and amortization	3,399,004	7.4%	3,695,980	8.9%

Total costs and expenses	52,450,093	114.1%	46,223,337	110.9%

Loss from Operations	(6,496,523)	(14.1)%	(4,550,117)	(10.9)%

Other Income (Expense)
Interest income	49,877	0.1%	41,367	0.1%
Interest expense	(1,053,513)	(2.3)%	(706,460)	(1.7)%
Gain from bargain purchases	—	—	56,670	0.1%

Total other income (expense)	(1,003,636)	(2.2)%	(608,423)	(1.5)%

Net Loss	(7,500,159)	(16.3)%	(5,158,540)	(12.4)%
Net (Income) Attributable to Noncontrolling Equity Interest	(7,264)	0.0%	—	0.0%

Net Loss Attributable to Swisher Hygiene Inc.	$(7,507,423)	(16.3)%	$(5,158,540)	(12.4)%

Loss per share basic and diluted	$(0.13)		$(0.09)

	2010		2009

Company-owned locations	65		60
Franchises	12		15
International Master Licenses	10		10

(1)	Calculated as a percentage of total revenue, except for Route expenses, which is calculated as a percentage of Product and services revenue, as route expenses relate solely to Product and service revenue from operations.

Revenue

Total revenue and the revenue derived from each revenue type for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Revenue
Products and service:
Hygiene services	$13,142,945	28.6%	$11,905,145	28.6%
Chemical	12,705,752	27.6%	7,118,145	17.1%
Paper	9,150,729	19.9%	8,210,636	19.7%
Rental and other	4,490,281	9.8%	4,365,026	10.5%

Total products and service	39,489,707	85.9%	31,598,952	75.8%
Franchise and other:
Product sales	4,238,530	9.2%	6,528,425	15.7%
Fees	2,225,333	4.8%	3,545,843	8.5%

Total franchise and other	6,463,863	14.1%	10,074,268	24.2%

Total revenue	$45,953,570	100.0%	$41,673,220	100.0%

Total revenue for the nine-months ended September 30, 2010 increased $4,280,350 or 10.3% to $45,953,570 as compared to the same period of 2009. The $4,280,350 increase includes an increase of $7,306,842 in revenue from the acquisitions of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, product and service revenue increased $583,913 which was offset by a $3,610,405 loss in franchise products sales and fees earned in 2009 in part from the loss of sales to the acquired franchises. Excluding the effect of these acquisitions, revenue for the nine-months ended September 30, 2010 as compared to the same period of 2009 decreased $3,026,492 or 7.3% primarily from decreases of: (i) $2,439,523 or 20.5% in hygiene services; (ii) $694,537 or 8.5% in paper; (iii) $323,999 or 7.4% in rental and other; and (iv) $3,610,405 or 35.8% in product sales and fees earned from the company’s remaining franchises. These decreases were partially offset by a $4,041,972 or 56.8% increase in chemical revenue.

The increase in chemical revenue is attributable to the success of the company’s corporate account and distributor sales programs that were launched during 2008, as well as sales by the company’s field employees. The decrease in hygiene services, paper and rental and other revenue was primarily a result of the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services, and a reduction or elimination in spending for hygiene-related products and services by customers of the company.

The decrease of $3,610,405 or 35.8% in product sales and fees earned from the company’s franchisees in the nine months ended September 30, 2010 compared to the same period of 2009 includes a decline of $1,320,510 or 37.2% in fees and $2,289,895 or 35.1% in product sales, in part due to our acquiring three franchises in 2010 and 18 franchisees in 2009 . Excluding the effect of the acquisitions, product sales and fees declined $456,799 or 4.5% for the nine months ended September 30, 2010 compared to the same period of 2009. This decline of $456,799 includes decreased product sales of $138,170 or 2.1% and lower fees of 318,629 or 9.0%. This decline is attributed to the prolonged effect of the challenging economic conditions being experienced by our franchisees. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene related products and services by franchise customers.

Cost of Sales

Cost of sales for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%(1)	2009	%(1)

Company-owned operations	$12,963,597	32.8%	$10,318,703	32.7%
Franchisee product sales	3,906,599	92.2%	5,975,098	91.5%

Total cost of sales	$16,870,196	36.7%	$16,293,801	39.1%

(1)	Represents cost as a percentage of the respective product line revenue.

Cost of sales consists primarily of paper, air freshener, chemical and other consumable products sold to our customers, franchisees and international licensees. Total cost of sales for the nine-months ended September 30, 2010 increased $576,395 or 3.5% to $16,870,196 as compared to the same period of 2009. The $576,395 increase included an increase of $1,757,955 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchisees and an independent chemical company in 2009. Excluding the effect of these acquisitions, total cost of sales for the nine-months ended September 30, 2010 as compared to the same period of 2009 decreased $1,181,560 or 7.3% as compared to the same period of 2009.

The cost of sales for company-owned operations for the nine-months ended September 30, 2010 increased $2,644,894 or 25.6% to $12,963,597 as compared to the same period of 2009. The $2,644,894 increase included an increase of $1,757,955 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Cost of sales for company-owned operations, excluding the impact of acquisitions, was 34.8% of related revenue for the nine-months ended September 30, 2010 as compared to 32.7% for the same period of 2009. Excluding the impact of the acquisitions, cost of sales for company-owned operations increased $886,939 or 8.6% to $11,205,642 as compared to the same period of 2009. The $886,939 increase consisted primarily of $795,279 in sales mix change from lower cost hygiene services to higher cost chemical product sales, $193,859 due to the current periods higher product sales volume, and partly offset by $102,199 improved product cost.

The cost of sales to franchisees for the nine-months ended September 30, 2010 decreased $2,068,499 or 34.6% to $3,906,599 as compared to the same period of 2009 in part due to the acquisition of three franchises in 2010 and 18 franchises in 2009. Cost of sales to franchisees was 92.2% of franchisee product revenue for the nine-months ended September 30, 2010 as compared to 91.5% for the same period of 2009. Excluding the effect of acquisitions, cost of goods sold decreased $131,946 or 2.2% in the nine months ended September 30, 2010 compared to the same period of 2009. The $131,946 decrease was primarily a result of the period’s lower product sales to its remaining franchisees.

Route Expenses

Route expenses for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Route Expenses	$9,859,640	25.0%	$9,167,683	29.0%

Route expenses consist primarily of the costs incurred by the company for the delivery of products and providing services to customers.

The details of route expenses for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Compensation	$6,979,410	70.8%	$6,625,596	72.3%
Vehicle expenses	2,648,847	26.9%	2,315,643	25.3%
Other	231,383	2.3%	226,444	2.5%

Total route expenses	$9,859,640	100.0%	$9,167,683	100.0%

Route expenses for the nine-months ended September 30, 2010 increased $691,957 or 7.5% to $9,859,640 as compared to the same period of 2009. The $691,957 increase included an increase of $2,301,041 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, route expenses for the nine-months ended September 30, 2010 as compared to the same period of 2009 decreased $1,609,084 or 17.6% to $7,558,599. The decrease consisted primarily of $1,322,585 in compensation, $239,070 in vehicle expenses and $47,429 in other route expenses. These decreases are a result of route consolidation and optimization initiatives made in response to the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company. During the nine month period ended September 30, 2010 compared to the same period in 2009, excluding the effect of acquisitions, the average number of route technicians decreased 19.6%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Selling, general and administrative	$20,895,398	45.5%	$17,065,873	41.0%

Selling, general and administrative expenses consist primarily of the costs incurred by the company for:

•	Branch office and field management support costs that are related to field operations. These costs include compensation, occupancy expense and other general and administrative expenses.

•	Sales expenses, which include marketing expenses and compensation and commission for branch sales representatives and corporate account executives.

•	Corporate office expenses that are related to general support services, which include executive management compensation and related costs, as well as department cost for information technology, human resources, accounting, purchasing and other support functions.

Selling, general and administrative expenses for the nine-months ended September 30, 2010 increased $3,829,525 or 22.4% to $20,895,398 as compared to the same period of 2009. The $3,829,525 increase included an increase of $2,199,652 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, selling, general and administrative expenses for the nine-months ended September 30, 2010 as compared to the same period of 2009 increased $1,629,873 or 9.6% to $18,695,746.

The details of selling, general and administrative expenses for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Compensation	$14,625,279	70.0%	$11,617,872	68.1%
Occupancy	2,435,527	11.7%	2,219,742	13.0%
Other	3,834,592	18.4%	3,228,259	18.9%

Total selling, general and administrative	$20,895,398	100.0%	$17,065,873	100.0%

Compensation for the nine-months ended September 30, 2010 increased $3,007,407 or 25.9% to $14,625,279 as compared to the same period of 2009. The $3,007,407 increase included an increase of $1,704,337 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, compensation expenses for the nine-months ended September 30, 2010 as compared to the same period of 2009 increased $1,303,070 or 11.2% to $12,920,942. This increase was primarily the result of an increase in costs and expenses related to the company expansion of its corporate, field and distribution sales organizations during the first nine months of 2010 to accelerate the growth in the company’s chemical program.

Occupancy expenses for the nine-months ended September 30, 2010 increased $215,785 or 9.7% to $2,435,527 as compared to the same period of 2009. The $215,785 increase included an increase of $278,462 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, occupancy expenses for the nine-months ended September 30, 2010, as compared to the same period of 2009, decreased $62,677 or 2.8% to $2,157,065. This decrease was primarily a result of rent modifications on a number of leases for company branch locations.

Other expenses for the nine-months ended September 30, 2010 increased $606,333 or 18.8% to $3,834,591 as compared to the same period of 2009. The $606,333 increase included an increase of $216,853 related to the acquisition of three franchises and three independent chemical companies in 2010 and 18 franchises and an independent chemical company in 2009. Excluding the impact of acquisitions, other expenses for the nine-months ended September 30, 2010 as compared to the same period of 2009, increased $389,480 or 12.1% to $3,617,739. This increase was primarily a result of the recovery of non-recurring, previously written off accounts of $314,489 in the 2009 period and an increase in travel expenses related to the expansion of the company’s corporate and distribution locations.

Merger-related Costs

As discussed more fully in Notes to the Consolidated Financial Statements Note 5 Subsequent Events, on November 2, 2010 the Company entered into a merger agreement under which all of the outstanding common shares of the Company were to be exchanged for 57,789,630 common shares of CoolBrands, such that the Company would become a wholly-owned subsidiary of CoolBrands. In connection with this transaction, the Company incurred certain directly-related legal, accounting and other professional expenses. These non-recurring expenses totaled $1,425,855 and were incurred entirely in the three month period ended September 30, 2010.

Depreciation and Amortization

Depreciation and amortization for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Depreciation and amortization	$3,399,004	7.4%	$3,695,980	8.9%

Depreciation and amortization consists of depreciation of property and equipment and the amortization of intangible assets. Depreciation and amortization for the nine-months ended September 30, 2010 decreased

$296,976 or 8.0% to $3,399,004 as compared to the same period of 2009. The $296,976 decrease is primarily as a result of a decline in amortization of certain intangible assets including the non-compete agreement of a former shareholder of the company which fully amortized in October 2009 as well as decreased depreciation of in-service equipment as installed products are now fully depreciated. These declines were partially offset by increased depreciation on warewashing and chemical dispensing equipment as the company continues to successfully execute its chemical product sales initiatives.

Other Income (Expense)

Other income (expense) for the nine-months ended September 30, 2010 and 2009 are as follows:

	(Unaudited)		(Unaudited)
	2010	%	2009	%

Interest Income	$49,877	—	$41,367	0.1%
Interest expense	(1,053,513)	(2.3)%	(706,460)	(1.7)%
Gain from bargain purchases	—	—	56,670	0.1%
Other	—	—	—	0. %

Total other expense	$(1,003,636)	(2.3)%	$(608,423)	(1.5)%

Interest income primarily relates to a note receivable from our master licensee in the UK. Interest for the nine months ended September 30, 2010 and 2009 was $42,712 and $41,044, respectively.

Interest expense represents interest on borrowings under the company’s credit facilities, notes incurred in connection with acquisitions, advances from shareholders and the purchase of equipment and software. Interest expenses for the nine-months ended September 30, 2010 increased $347,053 or 49.1% to $1,053,513 as compared to the same period of 2009. The $347,053 increase is primarily a result of a $6,973,553 year-to-year increase in debt and shareholder advances.

The gain from bargain purchases recognized in 2009 was related to our acquisition of one franchisee where the fair value of the assets acquired exceeded the purchase price.

SWISHER HYGIENE INC. AND SUBSIDIARIES
STATEMENT OF OPERATIONS FOR THE
YEAR ENDED DECEMBER 31, 2009 AS COMPARED
TO THE YEAR ENDED DECEMBER 31, 2008

	2009	%(1)	2008	%(1)

Revenue:
Products and service	$43,890,697	77.3%	$45,831,483	71.5%
Franchise and other	12,923,327	22.7%	18,277,408	28.5%

Total revenue	56,814,024	100.0%	64,108,891	100.0%

Costs and Expenses:
Cost of sales	22,304,515	39.3%	25,071,410	39.1%
Route expenses	12,519,891	28.5%	14,201,243	31.0%
Selling, general and administrative	24,060,048	42.3%	30,112,150	47.0%
Depreciation and amortization	4,744,052	8.4%	5,206,632	8.1%

Total costs and expenses	63,628,506	112.0%	74,591,435	116.4%

Loss from Operations	(6,814,482)	(12.0)%	(10,482,544)	(16.4)%

Other Income (Expense):
Interest income	54,797	0.1%	10,337	0.0%
Interest expense	(1,063,411)	(1.9)%	(1,292,664)	(2.0)%
Forgiveness of debt	500,000	0.9%	—	0.0%
Gain from bargain purchase	94,107	0.2%	—	0.0%
Impairment losses	(30,000)	(0.1)%	(223,000)	(0.3)%

Total other expense	(444,507)	(0.8)%	(1,505,327)	(2.3)%

Net Loss	$(7,258,989)	(12.8)%	$(11,987,871)	(18.7)%

Loss per share basic and diluted	$(.13)		$(.21)

	2009		2008

Company-owned locations	60		44
Franchises	15		35
International Master Licenses	10		11

(1)	Calculated as a percentage of total revenue, except for Route expenses, which is calculated as a percentage of Product and services revenue, as route expenses relate solely to Product and service revenue from operations.

Revenue

Total revenue and the revenue derived from each revenue type for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Revenue
Products and service:
Hygiene services	$16,573,821	29.2%	$19,895,990	31.0%
Chemical	10,319,434	18.2%	6,914,652	10.8%
Paper	11,549,037	20.3%	12,760,759	19.9%
Rental and other	5,448,405	9.6%	6,260,082	9.8%

Total product and service	43,890,697	77.3%	45,831,483	71.5%
Franchise and other:
Product sales	8,732,038	15.4%	11,904,308	18.6%
Fees	4,191,289	7.3%	6,373,100	9.9%

Total franchise and other	12,923,327	22.7%	18,277,408	28.5%

Total revenue	$56,814,024	100.0%	$64,108,891	100.0%

Total revenue for the year ended December 31, 2009 decreased $7,294,867 or 11.4% to $56,814,024 as compared to the same period of 2008. The $7,294,867 decrease includes an increase of $4,321,596 in revenue from the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008, which was offset by a $2,294,328 loss in franchise products sales and fees earned in 2008 from the acquired franchises. Excluding the effect of these acquisitions, revenue for the years ended December 31, 2009 as compared to the same period of 2008 decreased $9,322,135 or 14.5% primarily from decreases of: (i) $5,855,055 or 29.4% in hygiene services; (ii) $2,168,996 or 17.0% in paper; (iii) $1,130,467 or 18.1% in rental; and (iv) $3,059,753 or 16.7% in product sales and fees earned from the company’s remaining franchises. These decreases were partially offset by a $2,892,136 or 41.8% increase in chemical revenue.

The increase in chemical revenue is attributable to the success of the company’s corporate account and distributor sales programs that were launched during 2008, as well as sales by the company’s field employees. The decrease in hygiene, paper and rental and other revenue was primarily a result of the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company.

The decrease in product sales and fees from the company’s remaining franchisees was a result of: (i) lower sales in our U.K. operation of $1,708,738, due to the sale of that operation in January 2009; (ii) the impact of the company’s acquisition of certain franchises of $2,294,328; and (iii) a $1,351,016 decline in product sales and fees resulting from a 31.4% decrease in customer revenue experienced by our franchises. This decline is attributed to the prolonged effect of the challenging economic conditions being experienced by our franchisees. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene related products and services by franchisee customers.

Cost of Sales

Cost of sales for the years ended December 31, 2009 and 2008 are as follows:

	2009	%(1)	2008	%(1)

Product and services	$14,385,596	32.8%	14,329,153	31.3%
Franchise and other	7,918,919	90.7%	10,742,257	90.2%

Total cost of sales	$22,304,515	39.3%	$25,071,410	39.1%

(1)	Represents costs as a percentage of the respective product line revenue.

Cost of sales consists primarily of paper, air freshener, chemicals and other consumable products sold to our customers, franchisees and international licensees. Total cost of sales for the year ended December 31, 2009 decreased $2,766,895 or 11.0% to $22,304,515 as compared to the same period of 2008. The $2,766,895 decrease included an increase of $806,117 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of acquisitions, total cost of sales for the years ended December 31, 2009 as compared to the same period of 2008 decreased $3,573,012 or 14.3%.

The cost of sales for company-owned operations for the year ended December 31, 2009 increased $56,443 or 0.4% to $14,385,596 as compared to the same period of 2008. The $56,443 increase included an increase of $806,117 in cost of sales related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Cost of sales for company-owned operations, excluding the impact of acquisitions, was 34.2% of related revenue for the year ended December 31, 2009 as compared to 31.3% for the same period of 2008. Excluding the impact of the acquisitions, cost of sales for company-owned operations decreased $749,674 or 5.2% to $13,579,479 as compared to the same period of 2009. The $749,674 decrease consisted primarily of a $1,655,760 decrease due to lower revenue volume in 2009 and $911,045 in cost reductions resulting from purchasing and operational efficiencies in 2009. These decreases were offset by an increase of $1,283,317 in sales mix shift change from lower cost hygiene services to higher cost chemical product sales and $533,814 higher freight expenses.

Cost of sales to franchisees for the year ended December 31, 2009 decreased $2,823,338 or 26.3% to $7,918,919 as compared to the same period of 2008. The $2,823,338 decrease included a decrease of $1,306,409 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Cost of sales to franchisees, excluding the impact of acquisitions, was 90.6% of franchisee product revenue for the year ended December 31, 2009 as compared to 88.5% for the same period of 2008. Excluding the impact of acquisitions, cost of sales to franchisees for the year ended December 31, 2009, decreased $1,516,929 or 14.1% as compared to the same period of 2008. The $1,516,929 decrease was primarily a result of (i) a decline in products purchased by franchisees due to a 31.4% decrease in customer revenue experienced by our franchisees; (ii) and the effect of a 50% reduction in the mark-up on certain products sold to franchisees by the company; and (iii) the reduction in revenue related to our U.K. operation, which was sold in January 2009.

Route Expenses

Route expenses for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Total route expenses	$12,519,891	28.5%	$14,201,243	31.0%

Route expenses consist primarily of the costs incurred by the company for the delivery of products and providing services to customers.

The details of route expenses for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Compensation	$9,085,209	72.6%	$9,990,412	70.4%
Vehicle expenses	3,144,603	25.1%	3,810,394	26.8%
Other	290,079	2.3%	400,437	2.8%

Total route expenses	$12,519,891	100.0%	$14,201,243	100.0%

Route expenses for the year ended December 31, 2009 decreased $1,681,352 or 11.8% to $12,519,891 as compared to the same period of 2008. The $1,681,352 decrease included an increase of $1,064,676 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of acquisitions, route expenses for the years ended December 31, 2009 as compared to the same period of 2008 decreased $2,746,028 or 19.3% to $11,455,215. The decrease consisted primarily of

$1,838,795 in compensation and $784,045 in vehicle expenses. These cost reductions were a result of route consolidation and optimization initiatives made in response to the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Selling, general and administrative	$24,060,048	42.3%	$30,112,150	47.0%

Selling, general and administrative expenses consist primarily of the costs incurred by the company for:

•	Branch office and field management support costs that are related to field operations. These costs include compensation, occupancy expense and other general and administrative expenses.

•	Sales expenses, which includes marketing expenses and compensation and commission for branch sales representatives and corporate account executives.

•	Corporate office expenses that are related to general support services, which includes executive management compensation and related costs, as well as department cost for information technology, human resources, accounting, purchasing and other support functions.

Selling, general and administrative expenses for the years ended December 31, 2009 decreased $6,052,102, or 20.1%, to $24,060,048 as compared to the same period of 2008. The decrease of $6,052,102 included an increase of $1,069,087 in expenses related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of acquisitions, selling, general and administrative expenses for the years ended December 31, 2009 as compared to the same period of 2008 decreased $7,121,189, or 23.6%.

The details of selling, general and administrative expenses for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Compensation	$16,975,556	70.6%	$20,356,810	67.6%
Occupancy	3,124,466	13.0%	2,934,305	9.7%
Other	3,960,026	16.4%	6,821,035	22.7%

Total selling, general and administrative	$24,060,048	100.0%	$30,112,150	100.0%

Compensation for the year ended December 31, 2009 decreased $3,381,254, or 16.6%, to $16,975,556, as compared to the same period of 2008. The $3,381,254 decrease included an increase of $911,335 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of acquisitions, compensation expenses for the year ended December 31, 2009 as compared to the same period of 2008 decreased $4,292,589, or 21.1% to $16,064,221. This decrease was primarily a result of reductions in compensation of: (i) $2,955,479 in field operating and sales personal in response to changing economic conditions; (ii) $362,212 of corporate staff resulting from the discontinuation of providing certain business services to franchisees; and (iii) $974,898 related to our U.K. operation, which was sold in January 2009.

Occupancy expenses for the year ended December 31, 2009 increased $190,161, or 6.5%, to $3,124,466, as compared to the same period of 2008. The increase of $190,161 included an increase of $138,589 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of acquisitions, occupancy expenses for the year ended December 31, 2009 as compared to the same period of 2008 increased $51,572, or 1.8% to $2,985,877.

Other expenses for the year ended December 31, 2009 decreased $2,861,009, or 41.9%, to $3,960,026 as compared to the same period of 2008. The $2,861,009 decrease included an increase of $19,163 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of the acquisitions, other expenses for the years ended December 31, 2009 as compared to the same period of 2008 decreased $2,880,172, or 42.2% to $3,940,863. This decrease was a result of: (i) $1,065,707 in marketing and office support costs resulting from the elimination of field operating and sales personnel; (ii) $257,428 in printing and other costs associated with the discontinuation of providing certain business services to franchisees; (iii) $537,490 of costs related to our U.K. operation, which was sold in January 2009; (iv) $392,609 in costs related to the implementation of the company’s technology platform; and (v) $626,938 in bad debt expense.

Depreciation and Amortization

Depreciation and amortization for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Depreciation and amortization	$4,744,052	8.4%	$5,206,632	8.1%

Depreciation and amortization consists of depreciation of property and equipment and the amortization of intangible assets. Depreciation and amortization for the year ended December 31, 2009 decreased $462,580 or 8.9% to $4,744,052 as compared to the same period of 2008. The $462,580 decrease is primarily a result of: (i) lower depreciation of $876,580 as property and equipment purchased in earlier years which has now fully depreciated and was partly offset by (ii) increased depreciation on warewashing and chemical dispensing equipment as the company continued expanding its chemical sales programs and (iii) $61,065 of increased amortization of intangibles related to certain new business acquisitions.

Other Income (Expense)

Other income (expense) for the years ended December 31, 2009 and 2008 are as follows:

	2009	%	2008	%

Interest Income	$54,797	0.1%	$10,337	—
Interest expense	(1,063,411)	(1.9)%	(1,292,664)	(2.0)%
Forgiveness of debt	500,000	0.9%	—	—
Gain on bargain purchase	94,107	0.2%	—	—
Impairment losses	(30,000)	(0.1)%	(223,000)	(0.3)%

Total other expense	$(444,507)	(0.8)%	$(1,505,327)	(2.3)%

Interest expense represents interest on borrowings under the company’s credit facility, notes incurred in connection with acquisitions and for the purchases of equipment and software. Interest expenses for the year ended December 31, 2009 decreased $229,253 or 17.7% to $1,063,411 as compared to the same period of 2008. The $229,253 decrease is primarily a result of lower interest rates on bank lines of credit offset by increased interest expense on notes incurred in connection with the 2009 acquisitions.

From 2006 until 2008, the company had agreed to pay a company owned by a shareholder a fee for services provided, including product development, marketing and branding strategy, and management advisory assistance totaling $500,000. In 2009, the related company waived it rights to these fees and accordingly, the accrued balance of $500,000, which was outstanding as of December 31, 2008, has been recorded as forgiveness of debt. The company considered the accounting alternatives for the treatment of this transaction and concluded that as the transaction represented the forgiveness of a previously expensed liability it was most appropriately reflected in other income.

The gain on bargain purchase recognized in 2009 was related to the acquisition of franchisees where the fair value of the assets acquired exceeded purchase price.

The company tests goodwill and other intangible assets for impairment on an annual basis or when circumstances change that would more likely than not reduce the fair value of the goodwill and intangible assets to amounts that are less than their carrying amounts. For the years ended December 31, 2009 and 2008, impairment losses were recognized on goodwill and other intangible assets totaling $30,000 and $223,000, respectively.

SWISHER HYGIENE INC. AND SUBSIDIARIES
STATEMENT OF OPERATIONS FOR THE
YEAR ENDED DECEMBER 31, 2008 AS COMPARED
TO THE YEAR ENDED DECEMBER 31, 2007

	2008	%(1)	2007	%(1)

Revenue:
Products and service	$45,831,483	71.5%	$45,026,463	69.1%
Franchise and other	18,277,408	28.5%	20,163,791	30.9%

Total revenue	64,108,891	100.0%	65,190,254	100.0%

Costs and Expenses:
Cost of sales	25,071,410	39.1%	25,859,043	39.7%
Route expenses	14,201,243	31.0%	15,073,727	33.5%
Selling, general and administrative	30,112,150	47.0%	29,115,436	44.7%
Depreciation and amortization	5,206,632	8.1%	4,413,566	6.8%

Total costs and expenses	74,591,435	116.4%	74,461,772	114.2%

Loss from Operations	(10,482,544)	(16.4)%	(9,271,518)	(14.2)%

Other Income (Expense):
Interest income	10,337	0.0%	56,013	0.1%
Interest expense	(1,292,664)	(2.0)%	(1,256,512)	(1.9)%
Impairment losses	(223,000)	(0.3)%	(131,000)	(0.2)%
Other	—	0.0%	34,660	0.1%

Total other expense	(1,505,327)	(2.3)%	(1,296,839)	(2.0)%

Net Loss	$(11,987,871)	(18.7)%	$(10,568,357)	(16.2)%

Loss per share basic and diluted	$(.21)		$(.18)

	2008		2007

Company-owned locations	44		47
Franchises	35		39
International Master Licenses	11		11

(1)	Calculated as a percentage of total revenue, except for Route Expenses which is calculated as a percentage of Product and service revenue, as route expenses relate solely to Product and service revenue from operations.

Revenue

Total revenue and the revenue derived from each revenue type for the year ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Revenue:
Products and service:
Hygiene services	$19,895,990	31.0%	$21,948,954	33.7%
Chemical	6,914,652	10.8%	5,797,387	8.9%
Paper	12,760,759	19.9%	13,192,081	20.2%
Rental and other	6,260,082	9.8%	4,088,041	6.3%

Total products and service	45,831,483	71.5%	45,026,463	69.1%
Franchise and other:
Product sales	11,904,308	18.6%	13,338,713	20.5%
Fees	6,373,100	9.9%	6,825,078	10.4%

Total franchise and other	18,277,408	28.5%	20,163,791	30.9%

Total revenue	$64,108,891	100.0%	$65,190,254	100.0%

Total revenue for the year ended December 31, 2008 decreased $1,081,363 or 1.7% to $64,108,891 as compared to the same period of 2007. The $1,081,363 decrease includes an increase of $1,656,188 in revenue from the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007, which was partially offset by a $584,615 loss in franchise products sales and fees earned in 2007 from the acquired franchises. Excluding the effect of these acquisitions, the revenue for the year ended December 31, 2008 as compared to the same period of 2007 decreased $2,152,936 or 3.3% primarily from a decreases of: (i) $3,562,557 or 16.2% in hygiene services; (ii) $704,765 or 5.3% in paper; and (iii) $1,301,768 or 6.5% in product sales and fees earned from the company’s remaining franchisees. These decreases were offset by a $1,494,239 or 25.8% increase in chemical revenue and a $1,921,915 or 47.0% increase in rental and other sales.

The increase in chemical revenue is attributable to the success of the company’s corporate account and distributor sales programs that were launched during 2008, as well as sales by the company’s field employees. The decrease in hygiene services and paper revenue was primarily a result of the prolonged effect of the challenging economic conditions we have experienced. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company and its franchises.

The decrease in product sales and fees earned from our remaining franchisees was a result of a 5.7% decrease in customer revenue experienced by our franchisees. This decline is attributed to the prolonged effect of the challenging economic conditions being experienced by our franchisees. These economic conditions resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene related products and services by franchise customers.

Cost of Sales

Cost of sales for the years ended December 31, 2008 and 2007 are as follows:

	2008	%(1)	2007	%(1)

Cost of sales:
Company-owned operations	$14,329,153	31.3%	$13,576,370	30.2%
Sales to Franchisees	10,742,257	90.2%	12,282,673	92.1%

Total cost of sales	$25,071,410	39.1%	$25,859,043	39.7%

(1)	Represents cost as a percentage of the respective product line revenue.

Cost of sales consists primarily of paper, air freshener, chemical and other consumable products sold to our customers, franchisees and international licensees. Total cost of sales for the year ended December 31, 2008 decreased $787,633 or 3.0% to $25,071,410 as compared to the same period of 2007. The $787,633 decrease included an increase of $224,785 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of acquisitions, total cost of sales for the year ended December 31, 2008 as compared to the same period of 2007 decreased $1,012,418 or 3.9%.

The cost of sales for company-owned operations for the year ended December 31, 2008 increased $752,783 or 5.5% to $14,329,153 as compared to the same period of 2007. The $752,783 increase included an increase of $224,785 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Cost of sales for company-owned operations, excluding the impact of acquisitions, was 31.8% of related revenue for the year ended December 31, 2008 as compared to 27.5% for the same period of 2007. Excluding the impact of the acquisitions, cost of sales for company-owned operations increased $527,998 or 3.9% to $14,104,368 as compared to the same period of 2007. The $527,998 increase consisted primarily of $1,136,370 in sales mix change from lower cost hygiene services to higher cost chemical product sales offset by decreases of $279,577 from lower revenue volume and $328,795 in cost reductions resulting from purchasing, freight and operational efficiencies.

Cost of sales to franchisees for the year ended December 31, 2008 decreased $1,540,416 or 12.5% to $10,742,257 as compared to the same period of 2007. The $1,540,416 decrease included a decrease of $354,683 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Cost of sales to franchisees, excluding the impact of acquisitions was 88.5% of franchisee product revenue for the year ended December 31, 2008 as compared to 92.1% for the same period of 2007. Excluding the impact of acquisitions, cost of sales to franchisees for the year ended December 31, 2008, decreased $1,185,733 or 9.7% as compared to the same period of 2007. The $1,185,733 decrease was primarily a result of a decline in products purchased by franchisees due to a 5.7% decrease in customer revenue experienced by our franchisees.

Route Expenses

Route expenses for the years ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Route Expenses	$14,201,243	31.0%	$15,073,727	33.5%

Route expenses consist primarily of the costs incurred by the company for the delivery of products and providing services to customers.

The details of route expenses for the years ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Compensation	$9,990,412	70.4%	$10,841,868	71.9%
Vehicle expenses	3,810,394	26.8%	3,767,015	25.0%
Other	400,437	2.8%	464,844	3.1%

Total route expenses	$14,201,243	100.0%	$15,073,727	100.0%

Route expenses for the year ended December 31, 2008 decreased $872,484 or 5.8% to $14,201,243 as compared to the same period of 2007. This $872,484 decrease included an increase of $257,174 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of the acquisitions of two franchises in 2008 and four franchises and an independent chemical company in 2007, route expenses for the year ended December 31, 2008 as compared to the same period of 2007 decreased $1,129,658 or 7.5% to $13,944,069. The decrease consisted of $1,069,633 in compensation and $60,025 of other. These cost reductions were a result of route consolidation and optimization initiatives made in response to the prolonged effect of the challenging economic conditions we have experienced.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the years ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Selling, general and administrative	$30,112,150	47.0%	$29,115,436	44.7%

Selling, general and administrative expenses consist primarily of the costs incurred by the company for:

•	Branch office and field management support costs that are related to field operations. These costs include compensation, occupancy expense and other general and administrative expenses.

•	Sales expenses, which includes marketing expenses and compensation and commission for branch sales representatives and corporate account executives.

•	Corporate office expenses that are related to general support services, which include executive management compensation and related costs, as well as department cost for information technology, human resources, accounting, purchasing and other support functions.

Selling, general and administrative expenses for the year ended December 31, 2008 increased $996,714, or 3.4%, to $30,112,150 as compared to the same period of 2007. The $996,714 increase included an increase of $481,100 in expenses related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of the acquisitions, selling, general and administrative expenses for the year ended December 31, 2008 as compared to the same period of 2007 increased $515,614, or 1.8%.

The details of selling, general and administrative expenses for the year ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Compensation	$20,356,810	67.6%	$18,440,230	63.3%
Occupancy	2,934,305	9.7%	2,758,079	9.5%
Other	6,821,035	22.7%	7,917,127	27.2%

Total selling, general and administrative	$30,112,150	100.0%	$29,115,436	100.0%

Compensation for the year ended December 31, 2008 increased $1,916,580, or 10.4%, to $20,356,810 as compared to the same period of 2007. The $1,916,580 increase included an increase of $432,531 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of acquisitions, compensation expenses for the year ended December 31, 2008 as compared to the same period of 2007 increased $1,484,049, or 8.0% to $19,924,279. This increase is primarily a result of a $940,294 increase in field compensation costs and a $543,755 increase in compensation cost related to the July 2007 acquisition of our U.K. master license. The increase in field compensation was a result of adding operational support personal in anticipation of future growth and to operate and manage the significant number of branch locations added through acquisitions. The increase in U.K. compensation cost was a result of a full year in compensation in 2008 as compared to six months in 2007.

Occupancy expenses for the year ended December 31, 2008 increased $176,226, or 6.4%, to $2,934,305 as compared to the same period of 2007. The $176,226 increase included an increase of $64,527 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of the acquisitions, occupancy expenses for the year ended December 31, 2008 as compared to the same period of 2007, increased $111,699, or 4.0% to $2,869,778. This increase was primarily a result of rent increases on existing operating facilities.

Other expenses for the year ended December 31, 2008 decreased $1,096,092, or 13.8% to $6,821,035 as compared to the same period of 2007. The $1,096,092 included a $15,958 decrease related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of acquisitions, other expenses for the year ended December 31, 2008 as compared to the same period of 2007 decreased $1,080,134, or 13.6% to $6,836,993. This decrease was primarily from reductions of: (i) $330,404 in bad debt expense; (ii) $182,367 related to the discontinuation in 2008 of certain business services provided to franchisees; (iii) $567,363 of marketing and promotion expenses.

Depreciation and Amortization

Depreciation and amortization for the years ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Depreciation and amortization	$5,206,632	8.1%	$4,413,566	6.8%

Depreciation and amortization consists of depreciation of property and equipment and the amortization of intangible assets. Depreciation and amortization for the year ended December 31, 2008 increased $793,066 or 18.0% to $5,206,632 as compared to the same period of 2007. The $793,066 increase is primarily a result of: (i) $493,395 in depreciation for the development costs and computer equipment supporting a new comprehensive technology platform, which the company began depreciating in 2008; (ii) $84,373 of additional amortization of certain intangible assets resulting from the acquisitions of two franchises in 2008 and four franchises and an independent chemical company in 2007; (iii) additional depreciation on warewashing and chemical dispensing equipment of $43,905 related to the company’s chemical sales initiatives; and (iv) $171,393 of increased depreciation from the purchase of other property and equipment in 2008 and 2007.

Other Income (Expense)

Other income (expense) for the years ended December 31, 2008 and 2007 are as follows:

	2008	%	2007	%

Interest Income	$10,337	—	$56,013	0.1%
Interest expense	(1,292,664)	(2.0)%	(1,256,512)	(1.9)%
Impairment losses	(223,000)	(0.3)%	(131,000)	(0.2)%
Other	—	—	34,660	0.1%

Total other expense	$(1,505,327)	(2.3)%	$(1,296,839)	(2.0)%

Interest expense represents interest on borrowings under the company’s credit facility, notes incurred in connection with acquisitions and other notes payable for equipment and software.

The company tests goodwill and other intangible assets for impairment for all reporting units on an annual basis or when circumstances change that would more likely than not reduce the fair value of the reporting unit to an amount that is less than its carrying amount. For the years ended December 31, 2008 and 2007, impairment losses were recognized on goodwill and other intangible assets totaling $223,000 and $131,000, respectively.

Cash Flow Summary

The following table summarizes cash flows for the nine-months ended September 30, 2010 and September 30, 2009.

	(Unaudited)	(Unaudited)
	2010	2009

Net cash used in operating activities	$(959,701)	$(646,086)
Net cash used in investing activities	(4,535,576)	(2,522,380)
Net cash provided by financing activities	4,868,553	3,061,411

Net decrease in cash and cash equivalents	$(626,724)	$(107,055)

Operating Activities

For the nine-months ended September 30, 2010, net cash used in operating activities increased $313,615 to $(959,701), compared with net cash used in operating activities of $($646,086) for the same period of 2009. The $313,615 increase consisted of a $2,341,619 increased net loss, a lower adjustment for depreciation and amortization of $296,976 and a $2,324,980 improvement in working capital.

Investing Activities

For the nine-months ended September 30, 2010, net cash used in investing activities increased $2,013,196 to $4,535,576 compared with net cash used in investing activities of $2,522,380 for the same period of 2009. Capital expenditures are the largest component of our investing activities and consist primarily of purchases of dispensing equipment, dish machines and other items in service. Net cash used in investing activities is also affected by acquisitions activity.

Capital expenditures for the nine-months ended September, 2010 increased $1,706,736 to $3,657,192 as compared to the same period of 2009. Included in capital expenditures are expenditures related to the acquisition of three franchises and three independent companies in 2010 and 18 franchises and an independent chemical company in 2009, which decreased by $135,569 in the nine months ended September 30, 2010 compared to the same period of 2009. Excluding the impact of acquisitions, capital expenditures for the nine-months ended September 30, 2010 increased $1,842,305 largely a result of an increase in the purchases of mats, dispensing equipment and dish machines related to the Company’s expansion of its chemical and facility services program.

Cash used for acquisitions was $890,000 for the nine-months ended September 30, 2010 as compared to $529,950 for the same period of 2009.

Financing Activities

For the nine-months ended September 30, 2010, cash provided by financing activities increased $1,807,142 to $4,868,553 compared with net cash provided by financing activities of $3,061,411 for the same period of 2009. Net cash provided from financing activities consists primarily of: (i) net proceeds from advances from shareholders; and (ii) payments on long-term debt.

The net proceeds from advances from shareholders, net of distributions or repayments was $6,750,000 for the nine-months ended September 30, 2010 as compared to $4,180,000 for the same period of 2009. There was no borrowing under the credit facilities for the nine-months ended September 30, 2010 or 2009 since the Company had borrowed the maximum available under the credit facilities in 2008. The payments on long-term debt were $1,881,474 for the nine-months ended September 30, 2010 as compared to $1,118,589 for the same period of 2009. During the nine-months ended September 30, 2009, the Company realized a one-time cash inflow of $6,979 from the sale of a foreign subsidiary.

The following table summarizes cash flows for the years ended December 31, 2009, 2008, and 2007 are as follows:

	2009	2008	2007

Net cash used in operating activities	$(5,700,320)	$(6,770,438)	$(3,255,360)
Net cash used in investing activities	(4,385,655)	(3,654,597)	(6,030,353)
Net cash provided by financing activities	11,014,580	9,693,281	9,604,639
Effect of foreign exchange rates on cash	—	(160,611)	(19,339)

Net increase (decrease) in cash and cash equivalents	$928,605	$(892,365)	$299,587

Operating Activities

For the year ended December 31, 2009, net cash used in operating activities decreased $1,076,118 to $(5,700,320), compared with net cash used in operating activities of $(6,770,438) for the same period of 2008. The $1,070,118 decrease consisted of a $4,728,882 decreased net loss, a lower adjustment for depreciation and amortization of $462,580 and a $3,196,184 change in working capital and other non-cash items.

For the year ended December 31, 2008, net cash used in operating activities increased $3,515,078 to $(6,770,438), compared with net cash used in operating activities of $(3,255,360) for the same period of 2007. The $3,515,078 increase consisted primarily of a $1,419,514 increased net loss, an increased adjustment for depreciation and amortization of $793,066 and a $2,880,630 change in working capital.

In 2008, the company borrowed $6,296,000 under its line of credit with Wachovia. In addition, the company borrowed $5,000,000 and $12,645,000 in 2008 and 2009, respectively, from Royal Palm Mortgage Group LLC (“Royal Palm”), an affiliate of Mr. Huizenga. These moneys were used for working capital purposes and for the payment of the distributions of $704,000 and $115,000 in 2008 and 2009 to shareholders, respectively.

Investing Activities

For the year ended December 31, 2009, net cash used in investing activities increased $731,058 to $4,385,655 compared with net cash used in investing activities of $3,654,597 for the same period of 2008. For the year ended December 31, 2008, net cash used in investing activities decreased $2,375,756 to $3,654,597, compared with net cash used in investing activities of $6,030,353 for the same period of 2007. Capital expenditures are the largest component of our investing activities and consist primarily of purchases of dispensing equipment, dish machines and other items in service. Net cash used in investing activities is also affected by acquisitions activity.

Capital expenditures for the year ended December 31, 2009 increased $106,614 to $3,572,957 as compared to the same period of 2008. The $106,614 increase included $634,873 related to the acquisition of 18 franchises and an independent chemical company in 2009 and two franchises in 2008. Excluding the impact of acquisitions, capital expenditures for the year ended December 31, 2009 as compared to the same period of 2008 decreased $528,259. This decrease is primarily attributable to the economic downturn that began in 2008 which resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company. Cash used for acquisitions was $839,023 for the year ended December 31, 2009 as compared to $291,000 for the same period of 2008.

Capital expenditures for the year ended December 31, 2008 decreased $590,256 to $3,466,343 as compared to the same period of 2007. The $590,256 decrease included $13,390 related to the acquisition of two franchises in 2008 and four franchises and an independent chemical company in 2007. Excluding the impact of acquisitions, the decrease in capital expenditures for the year ended December 31, 2008 as compared to the same period of 2007 was $603,646 and is primarily attributable to the economic downturn that began in 2008 which resulted in customer attrition, lower consumption levels of products and services and a reduction or elimination in spending for hygiene-related products and services by customers of the company.

Financing Activities

For the year ended December 31, 2009, cash provided by financing activities increased $1,321,299 to $11,014,580, compared with net cash provided by financing activities of $9,693,281 for the same period of 2008. For the year ended December 31, 2008, cash provided by financing activities increased $88,642 to $9,693,281, compared with net cash provided by financing activities of $9,604,639 for the same period of 2007. Net cash provided from financing activities consists primarily of: (i) net proceeds from advances and contributions from shareholders; (ii) borrowing under credit facilities; and (iii) payments on long-term debt.

The net proceeds from advances and contributions from shareholders was $12,645,000 for the year ended December 31, 2009 as compared to $5,000,000 for the same period of 2008. The company borrowed $6,296,118 under the credit facilities for the year ended December 31, 2008. There was no borrowing under the credit facilities for the year ended December 31, 2009, since the company had borrowed the maximum available under the credit facilities in 2008. The payments on long-term debt were $1,515,420 for the year ended December 31, 2009 as compared to $886,995 for the same period of 2008. The company made repayments to shareholders of $115,000 and $704,000 for the years ended December 31, 2009 and 2008, respectively.

The net proceeds from advances and contributions from shareholders were $5,000,000 for the year ended December 31, 2008 as compared to $2,500,000 for the same period of 2007. The company borrowed $6,296,118 and $7,655,000, under the credit facilities for the years ended December 31, 2008 and 2007, respectively. The payments on long-term debt were $886,995 for the year ended December 31, 2008 as compared to $550,361 for the same period of 2007. The company made a repayment to shareholders of $704,000 in 2008.

Liquidity and Capital Resources

The company has historically funded the development and growth of our business with cash generated from operations, shareholder loans and advances, bank credit facilities and third party financing for (i) acquisitions; (ii) software development; and (iii) capital leases for equipment.

In November 2005, we entered into a revolving line of credit with Wachovia Bank, National Association (“Wachovia”) for a maximum borrowing of up to $5,000,000 which was to expire in November 2008. In March 2008, this line was replaced with a new line of credit for a maximum borrowing of up to $10,000,000, which we refer to as the $10 million credit facility. Borrowings under the $10 million credit facility are used for general working capital purposes, capital expenditures and acquisitions. Our obligations under the $10 million credit facility are guaranteed by certain of our subsidiaries, HB Services, and its subsidiaries, and Mr. Huizenga. Mr. Huizenga has guaranteed up to $5 million of our obligations under the $10 million credit facility. Our obligations under the $10 million credit facility are secured by a lien on our assets, including the assets of our subsidiaries, HB Services, and its subsidiaries. Outstanding principal, accrued and unpaid interest and other amounts payable under the $10 million credit facility may be accelerated upon an event of default. Currently, borrowings under the $10 million credit facility bear interest at 3.11%, and the credit facility matures on February 28, 2011.

The $10 million credit facility contained various restrictive covenants which limit or prevent, without the express consent of the bank, making loans, advances, or other extensions of credit, change in control, consolidation, mergers or acquisitions, issuing dividends, selling, assigning, leasing, transferring, or disposing of any part of the business and incurring indebtedness. On October 28, 2010, we received a consent from Wachovia with respect to the Merger.

In September 2006, HB Service entered into a revolving credit facility with Wachovia for a maximum borrowing of up to $15,000,000. In June 2008, this facility was repaid in full and we entered into a new revolving credit facility for a maximum borrowing of up to $15,000,000 with a maturity of June 2009, which we refer to as the $15 million credit facility, and together with the $10 million credit facility, our credit facility. The credit facility was modified in 2009 to extend the maturity date to January 1, 2010, and in 2010 to extend the maturity date further to February 28, 2011. Borrowings under the $15 million credit facility are used for general working capital purposes, capital expenditures and acquisitions. HB Service’s obligations under the $15 million credit facility are fully guaranteed by Mr. Huizenga. Outstanding principal, accrued and unpaid interest and other amounts payable under the $15 million credit facility may be accelerated upon an event of default. Currently, borrowings under the $15 million credit facility bear interest at 1.76%, and the credit facility matures on February 28, 2011.

The $15 million credit facility contained various restrictive covenants which limit or prevent, without the express consent of the bank, making loans, advances, or other extensions of credit, change in control, consolidation, mergers or acquisitions, issuing dividends, selling, assigning, leasing, transferring or disposing of any part of the business and incurring indebtedness. On October 28, 2010, we received a consent from Wachovia with respect to the Merger.

On November 5, 2010, we amended our credit facility to eliminate all restrictive and financial covenants currently included in the credit facility, except the following: (i) we must maintain, at all times, unencumbered cash and cash equivalents in excess of $15,000,000 and (ii) we may not without the consent of Wachovia incur or permit our subsidiaries to incur new indebtedness or make new investments (except for investments in franchisees) in connection with the acquisition of franchisees and other businesses within our same line of business in excess of $25 million in the aggregate at any time. As of October 29, 2010, the outstanding principal amount under the credit facility was $24,946,932.

In January 2006, the company entered into agreements for the development of a new software platform for field service operations, accounting, billings and collections. Substantially all the software development cost is being financed through a Master Loan and Security Agreement (the “Agreement”). Borrowings under the Agreement are secured by a first security interest in the software or hardware acquired. The Agreement prevents a change in control in excess of 20% unless the acquiring entity assumes all of the company’s obligations under the Agreement and the net tangible assets and net worth after consolidation, sale or merger is at least equal to the net tangible assets and our net worth immediately before the consolidation, sale or merger.

Beginning in May 2008 through June 2010, the company borrowed an aggregate of $21,445,000 from Royal Palm pursuant to an unsecured promissory note. The note matures in June 2011. The note bears interest at the one-month LIBOR plus 2.0%. Interest was 2.23% at December 31, 2009. In July 2010, Mr. Berrard purchased $10,722,500 of the total debt, plus accrued interest, represented by this note. In connection with and immediately before the Merger, the $21,445,000 note from Royal Palm, including those amounts of the note purchased by Mr. Berrard, was cancelled and the amounts owing there under, plus accrued interest, were contributed as capital.

In the latter part of 2009, Mr. Berrard advanced the company $800,000 pursuant to an unsecured promissory note. The advance was repaid in March 2010.

On August 9, 2010, the company borrowed $2,000,000 from Royal Palm pursuant to an unsecured promissory note. The note matures on the earlier of the one year anniversary of the effective time of the Merger or January 1, 2012. The note bears interest at the short-term Applicable Federal Rate and the interest rate will adjust on a monthly basis as the short-term Applicable Federal Rate adjusts. To date, no interest or principal has been paid. As of August 31, 2010, the outstanding amount owing under the note was $2,000,651. Upon an event of default, as defined in the promissory note, the entire unpaid principal balance of the note and accrued interest shall be immediately due and payable.

On August 31, 2010, the company borrowed $950,000 and on October 28, 2010 the company borrowed $320,000 from Royal Palm, both loans were pursuant to a single unsecured promissory note. The note bears interest at the short-term Applicable Federal Rate, which adjusts on a monthly basis as the short-term Applicable Federal Rate adjusts. The note matured at the effective time of the Merger and was paid in connection with the closing.

During the year ended December 31, 2009 and 2008, the company incurred or assumed $7,954,305 and $240,000, respectively, of debt to sellers in connection with certain acquisitions. Two seller notes payable relating to this debt, totaling $3,050,000, are secured by letters of credit, which are secured by certain assets of Messrs. Huizenga and Berrard. The remaining notes payable are secured by the assets of the acquired businesses or the assets of the company. At December 31, 2009, total seller notes payable were due in monthly installments totaling $145,333 and bore interest at rates ranging between 2.5% and 11%. At December 31, 2008, these obligations were due in monthly installments totaling $42,654 and bore interest at rates ranging between 5% and 6%. The obligations mature at various times through 2019.

Our cash requirements for the next twelve months consist primarily of: (i) capital expenditures associated with dispensing equipment, dish machines and other items in service at customer locations and equipment and software; (ii) financing for acquisitions; (iii) working capital; and (iv) payment of principal and interest on borrowings under our credit facility, debt obligations incurred in connection with acquisitions, and other notes payable for equipment and software.

As a result of the Merger, our cash and cash equivalents are expected to increase by approximately $61 million. We do not expect to assume additional debt or incur any additional cash requirements relating to our operations as a result of the Merger. We expect that our cash on hand and the cash flow provided by operating activities will be sufficient to fund working capital, general corporate needs and planned capital expenditure for the next 12 months. However, there is no assurance that these sources of liquidity will be sufficient to fund our internal growth initiatives or the investments and acquisition activities that we may wish to pursue. If we pursue significant internal growth initiatives or if we wish to acquire additional businesses in transactions that include cash payments as part of the purchase price, we may pursue additional debt or equity sources to finance such transactions and activities, depending on market conditions.

Contractual Obligations:

Long-term contractual obligations at September 30, 2010 are as follows:

		Less than			5 or More
	Total	1 Year	1-2 Years	3-4 Years	Years

Long-term debt	$34,548,683	$27,711,526	$3,249,324	$2,097,201	$1,490,632
Shareholder Loans	$24,395,000	24,395,000	—	—	—
Operating leases	$6,683,753	587,929	3,140,500	1,763,196	1,192,128
Interest payments	$1,010,625	224,298	507,241	175,212	103,874

Total long-term contractual cash obligations	$66,638,061	$52,918,753	$6,897,065	$4,035,609	$2,786,634

Note 1 — Shareholder loans of $24,395,000 mature in September 2016 and will be converted to equity as a result of the Merger. See Note 6 “Long Term Debt” of the “Notes to Consolidated Financial Statements” for a detailed discussion of long-term debt.

Note 2 — The Less than 1 Year column includes $24,946,932 due under the company’s bank lines of credit. These lines of credit mature in January 2011. While management intends to renew these lines of credit, there is no certainty that the lender will agree to renew these loans on terms that are mutually acceptable. See Note 6 “Long Term Debt” of the “Notes to Consolidated Financial Statements” for a detailed discussion of long-term debt.

Note 3 — Operating leases consist primarily of facility and vehicle leases.

Note 4 — Interest payments include interest on both fixed and variable rate debt. Rates have been assumed to increase 75 basis points in fiscal 2011, increase 75 basis points in fiscal 2012, increase 100 basis points in fiscal 2013, increase 100 basis points in both fiscal 2014 and 2015 and increase additional 100 basis points in each year thereafter.

Inflation and Changing Prices

Changes in wages, benefits and energy costs have the potential to materially impact the company’s financial results. We believe that we are able to increase prices to counteract the majority of the inflationary effects of increasing costs and to generate sufficient cash flows to maintain our productive capability. During the nine-months ended September 30, 2010 and 2009, we do not believe that inflation has had a material impact on our financial position or results of operations. However, we cannot predict what effect inflation may have on our operations in the future.

Litigation and Other Contingencies

The company is subject to legal proceedings and claims which arise in the ordinary course of our business. Although occasional adverse decisions (or settlements) may occur, the company believes that the final disposition of such matters will not have a material adverse effect on the company’s financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

Other than operating leases, there are no off-balance sheet financing arrangements or relationships with unconsolidated entities or financial partnerships, which are often referred to as “special purpose entities.” Therefore, there is no exposure to any financing, liquidity, market or credit risk that could arise, had the company engaged in such relationships.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, including changes in interest rates and fuel prices. We do not use financial instruments for speculative trading purposes and we do not hold derivative financial instruments that could expose us to significant market risk. We do not currently have any contract with vendors where we have exposure to the underlying commodity prices. In such event, we would consider implementing price increases and pursue cost reduction initiatives; however, we may not be able to pass on these increase in whole or in part to our customers or realize costs savings needed to offset these increases. The following discussion does not consider the effects that an adverse change may have on the overall economy, and it also does not consider actions we may take to mitigate our expose to these changes. We cannot guarantee that the action we take to mitigate these exposures will be successful.

Interest Rate Risk

Excluding shareholder advances repaid at the Merger, at September 30, 2010, we had variable rate debt of $34,341,932 under two lines of credit with an average periodic interest rate on outstanding balances that fluctuates based on LIBOR plus 2.503%. At the above level of borrowings, for every 50 basis point change in LIBOR, interest expense associated with such borrowings would correspondingly increase or decrease by approximately $43,000 for each three-month period. This analysis does not consider the effects of any other changes to company’s capital structure. A 10% change in interest rates would have an immaterial effect on the fair value of our final rate debt.

Fuel

Fuel costs represent a significant operating expense. To date, we have not entered into any contracts or employed any strategies to mitigate our exposure to fuel costs. Historically, we have made limited use of fuel surcharges or delivery fees to help offset rises in fuel costs. Such charges have not been in the past, and we believe will not be going forward, applicable to all customers. Consequently, an increase in fuel costs results in a decrease in our operating margin percentage. At current consumption level, a $0.50 change in the price of fuel changes our fuel costs by approximately $266,000 on an annual basis.

Effects of the Merger with CoolBrands International

The following unaudited selected pro forma financial data gives effect to the merger between Swisher International, Inc. and CoolBrands International Inc. These statements should be read in conjunction with the Pro Forma Financial Statements and Notes beginning on page PF-1.

Selected Unaudited Pro Forma Financial Data for the nine-months ended September 30, 2010 and the year ended December 31, 2009 is as follows:

	2010		2009
$ in thousands	As Reported	Pro Forma	As Reported	Pro Forma

Revenue	$45,954	$45,954	$56,815	$56,815

Operating loss	$(6,497)	$(6,229)	$(6,814)	$(8,069)

Net loss	$(7,500)	$(4,827)	$(7,259)	$(8,155)

Basic EPS	(0.13)	(0.04)	(0.13)	$(0.07)
Diluted EPS	(0.13)	$(0.04)	(0.13)	$(0.07)
Dividends per share	—	—	—	—
Total Assets	$44,038	$105,500	N/R	N/R

Shareholders’ equity (deficit)	$(26,853)	$51,447	N/R	N/R

Long-term debt	$8,837	$11,584	N/R	N/R

N/R = not reported

Forward-Looking Statements

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this registration statement, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and these risk factors in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this registration statement or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our shareholders and prospective investors should consider include the following:

•	We have a history of significant operating losses and as such our future revenue and operating profitability are uncertain;

•	We may be harmed if we do not penetrate markets and grow our current business operations;

•	We may require additional capital in the future and no assurance can be given that such capital will be available on terms acceptable to us, or at all;

•	Failure to successfully manage our growth could adversely impact our operating results;

•	We may not be able to properly integrate the operations of acquired businesses and achieve anticipated benefits of cost savings or revenue enhancements;

•	We may incur unexpected costs, expenses, or liabilities relating to undisclosed liabilities of acquired businesses;

•	We may recognize impairment charges which could adversely affect our results of operations and financial condition;

•	Goodwill resulting from acquisitions may adversely affect our results of operations;

•	Capital and credit market issues could adversely affect our liquidity and disrupt the operations of our suppliers and customers;

•	Failure to implement and maintain effective internal control over financial reporting could adversely affect our business and stock price;

•	Our business and growth strategy depends in large part on the success of our franchisees and international licensees, and our brand reputation may be harmed by actions out of our control that are taken by franchisees and international licensees;

•	Failure to retain our current clients and renew existing client contracts could adversely affect our business;

•	The pricing, terms, and length of customer service agreements may constrain our ability to recover costs and to make a profit on our contracts;

•	Changes in economic, market and other conditions could adversely affect our business;

•	If we are required to change our pricing models to compete successfully, our margins and operating results may be adversely affected;

•	Our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and support our products and services;

•	Several members of our senior management team are critical to our business and if these individuals do not remain with us in the future, it may have an adverse impact on our financial condition and results of operations;

•	The financial condition and operating ability of third parties may adversely affect our business;

•	We rely on a multi-national re-distributor to manage our logistics operations;

•	Increases in fuel and energy costs could adversely affect our results of operations and financial condition;

•	We may be subject to legal proceedings and disputes;

•	Our products contain hazardous materials and chemicals, which could result in claims against us;

•	We are subject to environmental, health and safety regulations, and may be adversely affected by new and changing laws and regulations, that generate ongoing environmental costs and could subject us to liability;

•	If our products are improperly manufactured, packaged, or labelled or become adulterated, those items may need to be recalled;

•	Changes in the types or variety of our service offerings could affect our financial performance;

•	We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business;

•	If we are unable to protect our information and telecommunication systems against disruptions or failures, our operations could be disrupted;

•	Our business could suffer in the event of a work stoppage or increased organized labor activity;

•	Insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could adversely impact our business;

•	Our revenues and operating results may fluctuate, which could harm our results of operations;

•	The market price of our common stock may be volatile;

•	The former stockholders of Swisher International will be able to exert significant control over the corporate actions of Swisher Hygiene;

•	Future sales of Swisher Hygiene shares by former Swisher International or CoolBrands stockholders could affect the market price of our shares; and

•	Provisions of Delaware law and our organizational documents may delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders.

Item 3.	Properties.

We lease our current corporate headquarters facility in Charlotte, North Carolina, pursuant to a lease expiring in February 2017. As of December 10, 2010, we also lease numerous facilities relating to our operations. These facilities are located in the following 31 states: Alabama, Arizona, California, Colorado, Connecticut, Florida, Georgia, Kansas, Kentucky, Massachusetts, Maryland, Michigan, Minnesota, Missouri, North Carolina, New Jersey, New Mexico, Nevada, New York, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, and Wisconsin. We also lease facilities related to our Canadian operations in Vancouver, British Columbia, Edmonton and Calgary, Alberta, and Toronto, Ontario. These facilities consist primarily of warehouses. We believe that our facilities are sufficient for our current needs and are in good condition in all material respects.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of December 10, 2010, information regarding the beneficial ownership of our common stock by each director, each named executive officer, all of the directors and executive officers as a group, and each other person or entity known to us to be the beneficial owner of more than five percent of our common stock. Unless noted otherwise, the corporate address of each person listed below is 4725 Piedmont Row Drive, Suite 400, Charlotte, North Carolina, 28210.

	Amount and Nature of
Name of Beneficial Owner	Beneficial Ownership		Percent of Class(1)

H. Wayne Huizenga	25,005,359		21.9%
Steven R. Berrard	25,005,311	(2)	21.9%
Thomas Aucamp	1,300,265	(2)	1.1%
Thomas Byrne	1,300,265	(2)	1.1%
Hugh H. Cooper	—		—
David Braley	5,194,800		4.6%
John Ellis Bush	—		—
James E. O’Connor	—		—
David Prussky	263,000	(3)	*
Ramon A. Rodriguez	—		—
Michael Serruya	7,672,666	(4)	6.4%
Directors and Executive Officers as a group (11 persons)	65,741,666	(5)	55.0%

*	The person beneficially owns less than 1% of Swisher’s outstanding common stock.

(1)	Based on 114,015,063 shares of our common stock outstanding as of December 10, 2010.

(2)	The shares of common stock held by these executive officers have been pledged to H. Wayne Huizenga as security for certain obligations owing pursuant to stock pledge and security agreements by each executive officer for the benefit of Mr. Huizenga.

(3)	Consists of 210,000 shares of common stock held by Mr. Prussky, 33,000 shares of common stock held by Mr. Prussky’s spouse, Erica Prussky and options to purchase 20,000 shares of common stock.

(4)	Consists of 133,515 shares of common stock held by Mr. Serruya, 2,039,151 shares of common stock held by 1082272 Ontario Inc., and warrants to purchase 5,500,000 shares of common stock registered in the name of Mr. Serruya. Of these warrants, Mr. Serruya is the beneficial owner of warrants to purchase 299,776 shares of common stock, and Mr. Serruya holds the balance of such warrants on behalf of and in trust for various members of the Serruya family. 1082272 Ontario Inc., an entity owned 50% by Michael Serruya and 50% by his brother, Aaron Serruya, owns 4,078,301 shares of common stock. Michael Serruya is a director and President of 1082272 Ontario Inc., and exercises voting and dispositive power over half the shares of common stock held by 1082272 Ontario Inc. Aaron Serruya exercises voting and dispositive power over the other shares of Swisher Hygiene held by 1082272 Ontario Inc.

(5)	Includes warrants to purchase 5,500,000 shares of common stock and options to purchase 20,000 shares of common stock.

Item 5.	Directors and Executive Officers.

Our directors and executive officers and additional information concerning them are as follows:

			Director/Officer
Name	Position	Age	Since

H. Wayne Huizenga	Chairman	72	2010
Steven R. Berrard	President, Chief Executive Officer and Director	56	2004	(1)
Thomas Aucamp	Executive Vice President and Secretary	44	2006	(2)
Thomas Byrne	Executive Vice President	48	2004	(2)
Hugh H. Cooper	Chief Financial Officer and Treasurer	61	2005	(2)
David Braley	Director	69	2010
John Ellis Bush	Director	57	2010
James E. O’Connor	Director	61	2010
David Prussky	Director	52	2010	(3)
Ramon A. Rodriguez	Director	65	2010
Michael Serruya	Director	46	1994	(4)

(1)	This director has served as a director of Swisher International since the date indicated.

(2)	This executive officer has served as an officer of Swisher International in the position above since the date indicated.

(3)	Mr. Prussky served an initial term as a director of CoolBrands from 1994 to 1998. He rejoined the CoolBrands board of directors in February 2010. Mr. Prussky was appointed a director of Swisher Hygiene in 2010.

(4)	Mr. Serruya previously served as a director of CoolBrands since 1994, as Co-President and Co-Chief Executive Officer of CoolBrands from 1994 to 2000, and as President and Chief Executive Officer of CoolBrands from 2006 to 2010. Mr. Serruya was appointed a director of Swisher Hygiene in 2010.

The term of each of the directors will expire at the close of our next annual meeting of stockholders, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Directors

H. Wayne Huizenga
Chairman

Mr. Huizenga has been an investor in and stockholder of Swisher International since 2004. Over his 39 year career, he has also served as an executive officer and director of several public and private companies.

Mr. Huizenga co-founded Waste Management, Inc. in 1971, which he helped build into the world’s largest integrated solid waste services company. Mr. Huizenga has served as Vice Chairman of Viacom Inc. and also served as Chairman and Chief Executive Officer of Blockbuster Entertainment Group, a division of Viacom, which he helped to grow from a small retail chain into the world’s largest video store operator. Mr. Huizenga has served as Chairman and Chief Executive Officer of Boca Resorts, Inc. until its acquisition by The Blackstone Group, as well as AutoNation, Inc., a leading North American automotive retail company. He has also served as Chairman or Vice-Chairman of Republic Services, Inc. and Extended Stay America, Inc.

Mr. Huizenga is an experienced former executive officer and director of public companies with the skills necessary to serve as Chairman of the Board. Over his 39-year career, Mr. Huizenga has founded and developed multiple companies into industry leaders. As a member of the board of directors of several public companies, Mr. Huizenga has developed knowledge and experience leading public companies from the early stages of development to industry leaders in various service industries. Mr. Huizenga also provides substantial management experience gained from his years as an executive officer of Waste Management, Inc., Blockbuster Entertainment Group, AutoNation, Inc., and Boca Resorts, Inc.

Steven R. Berrard
Director, President and Chief Executive Officer

Mr. Berrard has served as Chief Executive Officer and a director of Swisher International since 2004. He is currently also Managing Partner of private equity fund New River Capital Partners, which he co-founded in 1997, director and Audit Committee member of Walter Investment Management Corp., and director of Pivotal Fitness. Throughout most of the 1980’s, Mr. Berrard served as President of Huizenga Holdings, Inc. as well as in various positions with subsidiaries of Huizenga Holdings. He has served as Chief Executive Officer of both Blockbuster Entertainment Group (a division of Viacom, Inc.) and Jamba, Inc. (parent company of Jamba Juice Company), and co-founded and served as co-Chief Executive Officer of retail automotive industry leader AutoNation, Inc. Mr. Berrard has served as director of numerous public and private companies including Viacom, Inc., Boca Resorts, Inc., Birmingham Steel Inc. and HealthSouth Corp.

Mr. Berrard is an experienced executive officer and director of public companies with relevant industry knowledge and skills necessary to serve as a director. Mr. Berrard developed the relevant industry experience and expertise while serving as the Chief Executive Officer and director of the company over the last five years. He combines this experience and expertise with experience as a public company director through his board memberships at Jamba, Inc., Walter Investment Management Corp., HealthSouth Corp., Birmingham Steel Inc., Boca Resorts, Inc. and Viacom, Inc. Mr. Berrard also has experience and knowledge leading public companies from the early stages of development to the position of an industry leader based on his work with AutoNation, Inc. and Blockbuster Entertainment Group.

Senator David Braley
Director

Senator Braley was appointed to the Canadian Senate in May 2010. He is a highly respected Canadian entrepreneur with numerous business interests including real estate development, and has extensive experience leading both private operations and sports franchises. Senator Braley has been the owner and president of Orlick Industries Limited, an automotive die cast and machining organization, since 1969 and is the owner of the B.C. Lions and the Toronto Argonauts of the Canadian Football League (CFL). Senator Braley was formerly Chairman of the Board of Governors and Interim Commissioner of the CFL and was founding Chairman of the Hamilton Entertainment and Convention Facilities Inc., operator of several venues in the city of Hamilton, Ontario.

Senator Braley brings to the board of directors his experience leading a private machining organization and multiple sports franchises. As the owner and President of Orlick Industries Limited, Senator Braley has experience and knowledge of financial, operational, and managerial issues faced by private companies. As an owner of two franchises of the Canadian Football League and as a member of the Board of Governors, Senator Braley has knowledge and skills regarding franchise matters.

John Ellis (Jeb) Bush
Director

Mr. Bush is currently President and Chief Executive Officer of the consulting firm Jeb Bush and Associates. Mr. Bush served in that role since June 2007. Mr. Bush served as the Governor and Secretary of Commerce of the State of Florida from January 2000 to January 2007. He is an experienced director of public companies, currently serving as a director of Rayonier Inc. and Tenet Healthcare Corporation. Mr. Bush also established and serves as Chairman of both the Foundation for Excellence in Education, a not-for-profit charitable organization, and The Foundation for Florida’s Future, a not-for-profit public policy organization.

Mr. Bush is an experienced director of public companies with the skills necessary to serve as a director. As a member of the board of directors of public companies and Governor of the State of Florida, Mr. Bush has developed knowledge and experience of financial, operational and managerial matters.

James E. O’Connor
Director

Mr. O’Connor is an experienced director and executive officer of public companies, having served in various capacities with two Fortune 500 companies. He has been Chief Executive Officer and Chairman of Republic Services, Inc. since January 2003. From the 1980’s through 1998, Mr. O’Connor also acted as a senior officer for various divisions of Waste Management Inc., including as Senior Vice President of both Waste Management of Florida, Inc. and Waste Management — North America.

Mr. O’Connor is an experienced executive officer and director of a Fortune 500 company with the skills necessary to serve as a director. As a result of this experience, Mr. O’Connor has a thorough knowledge and understanding of financial, operational, compensatory and other issues faced by large public companies.

David Prussky
Director

Mr. Prussky was a director and Chair of the Audit Committee of CoolBrands. He was an original director of the predecessor to CoolBrands, Yogen Früz World-Wide Inc., Mr. Prussky has served as an investment banker for Patica Securities Limited since August 2002. Mr. Prussky has served as director of numerous public and private companies over the past 16 years, including Carfinco Income Fund, Canada’s largest public specialty auto finance business, and Lonestar West Inc. Mr. Prussky is also a director of exempt market dealer Patica Securities Limited which specializes in financing junior growth and mid-market businesses, and acts as a director or adviser to several private companies, having helped many grow from early-stage to significant operating entities.

Mr. Prussky is an experienced director of public companies with the skills necessary to serve as a director. He has helped build numerous public and private entities from the early stages to significant operating entities.

Ramon A. Rodriguez
Director

Mr. Rodriguez has extensive experience in both public company directorship and public accounting, developing vast financial experience and insight into both external and internal audit functions. He is currently a director and Audit Committee Chairman of Republic Services, Inc. and Alico, Inc. and a director of Bank of Florida Corporation. In his 37 years in public accounting, Mr. Rodriguez has been President and Chief Executive Officer of Madsen, Sapp, Mena, Rodriguez & Co., P.A., certified public accountancy firm, and is past Chairman of the Florida Board of Accountancy and past President of the Florida Institute of Certified Public Accountants. He is also a founder and was treasurer of aerospace and defense company DME Corporation until its sale in 2009. Mr. Rodriguez is currently retired. Mr. Rodriguez is a certified public accountant.

Mr. Rodriguez is an experienced financial leader with the skills necessary to serve as a director. He combines this expertise with experience as a public company director through his board memberships at Republic Services, Bank of Florida and Alico. Mr. Rodriguez also provides substantial management experience gained from his years as an executive of DME Corporation and as Chief Executive Officer of Madsen, Sapp, Mena, Rodriguez & Co., P.A.

Michael Serruya
Director

Mr. Serruya is an experienced director and executive officer of public companies. He is co-founder, past Chairman, President, Chief Executive Officer and director of CoolBrands. Mr. Serruya served as Co-President and Co-Chief Executive Officer of CoolBrands from 1994 to 2000, as Co-Chairman of CoolBrands in 2005, as President and Chief Executive Officer of CoolBrands from 2006 until the Merger in November 2010. Mr. Serruya served as a director of CoolBrands since 1994 until the Merger in November 2010. Mr. Serruya was also President, Chief Executive Officer and Chairman of CoolBrands’ predecessor, Yogen Früz World-Wide Inc. He is also director of Jamba, Inc. (owner of Jamba Juice Company) and a director and member of the Audit Committee of Response Genetics, Inc.

Mr. Serruya is an experienced executive officer and director of public companies with the skills necessary to serve as a director. Mr. Serruya has experience leading a franchise organization. He combines that franchise experience with licensing and consumer products expertise.

Executive Officers

Thomas Aucamp
Executive Vice President and Secretary

Mr. Aucamp has served as Executive Vice President of Swisher International since 2006. He brings public equity, business development and management experience to Swisher. Mr. Aucamp is currently also a Partner of New River Capital Partners, a private equity fund, which he co-founded in 1997. Mr. Aucamp was a founder, Vice President, and on the board of directors of Services Acquisition Corp. International from its initial public offering in 2005 through its merger with Jamba Juice, Inc. in 2006. Previously, Mr. Aucamp was Vice President of Corporate Development and Strategic Planning for Blockbuster Entertainment Group and prior to joining Blockbuster in 1995, he was in the mergers and acquisitions department of W.R. Grace & Co., Inc. Mr. Aucamp has an M.B.A. from Duke’s Fuqua School of Business and an undergraduate degree from Harvard University. Mr. Aucamp was a former Chairperson of the Florida Venture Forum.

Thomas Byrne
Executive Vice President

Mr. Byrne has served as Executive Vice President of Swisher International since 2004 and Director of Swisher International from 2004 until the Merger. He has served as a director of numerous public and private companies and brings experience in public equity investment and accounting to Swisher. Mr. Byrne is a director of Certilearn, Inc., ITC Learning, Pivotal Fitness and the Private Equity Committee of the University of Florida Foundation, and has also served as a director of Jamba, Inc. Previously, Mr. Byrne was Administrative Partner of New River Capital Partners, a private equity fund, which he co-founded in 1997, Vice Chairman of Blockbuster Entertainment Group (a division of Viacom, Inc.) and was also President of the Viacom Retail Group. Additionally, Mr. Byrne was employed by KPMG Peat Marwick. Mr. Byrne has a B.S. and M.A. in Accounting from the University of Florida and is a certified public accountant.

Hugh H. Cooper
Chief Financial Officer and Treasurer

Mr. Cooper has served as Chief Financial Officer of Swisher International since 2005. Prior to joining Swisher, Mr. Cooper co-founded CoreVision Strategies, an enterprise that works with companies to create and implement successful financial and management strategies. Mr. Cooper has over 33 years of diverse general management, operations and accounting experience in a variety of industries. During the saving and loan crisis of the late 1980s and early 1990s, Mr. Cooper provided nationwide management and consulting services to the Resolution Trust Corporation, assisting regulators with the management and disposition of several financial institutions. Mr. Cooper began his career in 1976 with Deloitte LLP, then Haskins and Sells, after graduating from Florida Atlantic University.

Family Relationships and Involvement in Certain Legal Proceedings

There are no family relationships between any of our executive officer or directors.

None of our directors or executive officers have been within the 10 years before the date of this registration statement a director or executive officer of any company that, while that person was acting in that capacity, or within two years before the time of such filing, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except: (1) Mr. Berrard served as Chairman of the Board of Directors of Gerald Stevens, Inc., when it filed a petition for bankruptcy in April 2001; (2) Mr. Huizenga served as a director of NationsRent, Inc. and resigned from the board of directors approximately six months prior to the time that NationsRent, Inc. filed a voluntary petition for bankruptcy in December 2001; (3) Mr. Cooper served as Chief Financial Officer of Fuzion Technologies, Inc. and resigned as an officer of the company prior to the time that Fuzion Technologies, Inc. filed a petition for bankruptcy in December 2001; (4) Mr. Byrne served as a director of ITC Learning, Inc. when it filed a petition for bankruptcy in July 2002; and (5) Mr. Prussky served as a director of Hamilton Tool Corp. when it filed a petition for bankruptcy in April 2003.

Corporate Governance

Board of Directors

The business and affairs of the company shall be managed by or under the direction of the board of directors. Pursuant to our bylaws, the board of directors may establish one or more committees of the board of directors, however designated, and delegate to any such committee the full power of the board of directors, to the fullest extent permitted by law.

The board of directors intends to have regularly scheduled meetings and at such meetings our independent directors will meet in executive session.

Composition.  The board of directors consists of the following eight members: H. Wayne Huizenga, (Chairman); Steven R. Berrard; David Braley; John Ellis Bush; James E. O’Connor; David Prussky; Ramon A. Rodriguez and Michael Serruya. See “Directors and Executive Officers” for biographical information regarding the members of the board of directors.

Orientation and Continuing Education.  The board of directors will hold a meeting shortly after a new member joins the board of directors to provide such new member with an overview of the responsibilities of the board of directors and information regarding our business.

The board of directors will hold meetings, as deemed appropriate, to provide continuing education to its directors.

Committees

Upon completion of the Merger, the board of directors established an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. Each of these committees operates under a written charter adopted by the board of directors which sets forth the scope of the responsibilities of that committee. The board of directors will assess the effectiveness and contribution of each committee on an annual basis.

Audit Committee.  Upon completion of the Merger, the board of directors established an Audit Committee comprised solely of independent directors in accordance with applicable securities laws and as defined in the Nasdaq rules. The Audit Committee consists of three members, Ramon A. Rodriguez, Chairman, David Braley and David Prussky. All members of the Audit Committee are financially literate.

See “Directors and Executive Officers” in this document for a brief description of each Audit Committee member’s education and experience that is relevant to the performance of his responsibilities as an Audit Committee member.

The Audit Committee operates under a written charter which sets forth the scope of responsibilities of the committee. The primary function of the Audit Committee is to assist the board of directors in fulfilling its responsibilities by overseeing our accounting and financial processes and the audits of our financial statements. The independent auditor is ultimately accountable to the Audit Committee, as representatives of the stockholders. The Audit Committee has the ultimate authority and direct responsibility for the selection, appointment, compensation, retention and oversight of the work of the company’s independent auditor that is engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the company (including the resolution of disagreements between management and the independent auditors regarding financial reporting), and the independent auditor must report directly to the Audit Committee. The Audit Committee also is responsible for the review of proposed transactions between the company and related parties. See Certain Relationships and Related Transactions in this document.

The Audit Committee has adopted a policy and related procedures requiring its pre-approval of all audit and non-audit services to be rendered by its independent registered public accounting firm. These policies and procedures are intended to ensure that the provision of such services do not impair the independent registered public accounting firm’s independence. These services may include audit services, audit-related services, tax services and other services. The policy provides for the annual establishment of fee limits for various types of audit services, audit-related services, tax services and other services, within which the services are deemed to be pre-approved by the Audit Committee. The independent registered public accounting firm is required to provide to the Audit Committee back-up information with respect to the performance of such services.

The Audit Committee has delegated to its Chair the authority to pre-approve services, up to a specified fee limit, to be rendered by the independent registered public accounting firm and requires that the Chair report to the Audit Committee any pre-approval decisions made by the Chair at the next scheduled meeting of the Audit Committee.

The following table set forth the fees paid to Scharf Pera & Co., PLLC, our independent registered public accounting firm during the years ended December 31, 2009 and 2008:

	2009	2008

Audit Fees	$308,704	$112,867
Audit-Related Fees	—	—
Tax Fees	21,253	21,224
All Other Fees(1)	11,582	14,580

Total	$341,539	$148,671

(1)	Represents fees billed by Scharf Pera & Co., PLLC in connection with its audit of our 401(k) Plan.

Compensation Committee.  The board of directors established a Compensation Committee comprised solely of independent directors as defined in the Nasdaq rules. The Compensation Committee consists of three members, James O’Connor, Chairman, Ramon A. Rodriguez and John Ellis Bush. See the “Compensation Discussion and Analysis” below for a discussion of the Compensation Committee’s process for determining compensation and responsibilities.

Governance and Nominating Committee.  The board of directors established a Governance and Nominating Committee comprised solely of independent directors as defined in the Nasdaq rules. The Governance and Nominating Committee consists of three members, John Ellis Bush, Chairman, David Braley and David Prussky. The Governance and Nominating Committee is responsible for monitoring and overseeing matters of corporate governance and selecting, evaluating and recommending to the board qualified candidates for election or appointment to the board of directors. The Governance and Nominating Committee has adopted procedures to be followed in connection with nominations to the board of directors (“the Nomination Procedures”). A copy of the Nomination Procedures can be found on our website at www.swisherhygiene.com.

The Governance and Nominating Committee will consider all qualified candidates identified by various sources, including members of the board of directors, management and stockholders. Candidates for directors recommended by stockholders will be given the same consideration as those identified from other sources. The Governance and Nominating Committee is responsible for reviewing each candidate’s biographical information, meeting with each candidate and assessing each candidate’s independence, skills and expertise based on a number of factors.

Code of Ethics

Upon completion of the Merger, the board of directors adopted a Code of Business Conduct and Ethics, which is applicable to all officers, directors and employees, including the Chief Executive Officer and Chief Financial Officer. See our website at www.swisherhygiene.com for a copy of our Code of Business Conduct and Ethics.

Item 6.	Executive Compensation.

Compensation Discussion and Analysis

Overview

This discussion and analysis describes the material elements of compensation awarded to, earned by, or paid to the named executive officers of Swisher during 2009, and provides a brief summary of the compensation to be paid to the named executive officers in 2010 and 2011. Throughout this analysis, the individuals who served as the Chief Executive Officer and Chief Financial Officer during 2009, as well as other individuals included in the Summary Compensation Table below, are referred to as the “named executive officers.”

During 2009, Swisher was a private company and its executive officers consisted of Steven R. Berrard, Thomas Aucamp, Thomas Byrne, and Hugh H. Cooper. Before the Merger, we did not have an established Compensation Committee, and all compensation decisions were made by the Chief Executive Officer. After the Merger, the board of directors established a Compensation Committee comprised of Messrs. O’Connor (Chairman), Ramon A. Rodriguez, and John Ellis Bush. The Compensation Committee is responsible for the oversight, implementation, and administration of all of the executive compensation plans and programs after the Merger.

Compensation Policies and Practices for 2009

The core objective of our compensation programs for 2009 was to secure and retain the services of high quality executives. For 2009, base salary was the principal component of compensation for the named executive officers. When determining base salary for 2009, Mr. Berrard did not use any specific formula, factors, or particular criteria to be met by a named executive officer and did not assign any relative weight to any factors or criteria he considered. Rather, Mr. Berrard exercised his judgment, discretion, and experience with route-based, recurring revenue businesses and industries by considering all factors he deemed relevant. In determining base salaries for 2009, Mr. Berrard considered, the experience, skills, knowledge and responsibilities of the named executive officers in their respective roles. Mr. Berrard determined to forgo any salary during 2009. Base salaries for 2009 for the remaining named executive officers were $207,692 each.

In 2009, named executive officers received additional compensation in the form of vacation, medical, 401(k), and other benefits generally available to all of our full time employees.

Compensation Policies and Practices for 2010

The core objectives of our compensation programs for 2010 are to secure and retain the services of high quality executives and to provide compensation to our executives that are commensurate and aligned with our performance and advances both short and long-term interests of ours and our stockholders. We seek to achieve these objectives through two principal compensation programs: (1) a base salary and (2) long-term equity incentives. Base salaries are designed primarily to attract and retain talented executives. Grants of equity awards are designed to provide a strong incentive for achieving long-term results by aligning interests of our executives with those of our stockholders, while at the same time encouraging our executives to remain with the company. The Compensation Committee believes that our compensation programs for the named executive officers is appropriately based upon our performance and the performance and level of responsibility of the executive officer.

Named Executive Officer Compensation Components for 2010

For 2010, base salary and long-term equity incentive compensation, are the principal components of compensation for the named executive officers.

Base Salary

A significant portion of total compensation for 2010 will be comprised of base salary, which enables us to attract and retain talented executive management through the payment of reasonable current income. When determining base salary, Mr. Berrard did not use any specific formula, factors, or particular criteria to be met by a named executive officer and did not assign any relative weight to any factors or criteria he considered. Rather, Mr. Berrard exercised his judgment, discretion, and experience with route-based, recurring revenue businesses and industries by considering all factors he deemed relevant. In determining base salaries for 2010, Mr. Berrard considered, the experience, skills, knowledge and responsibilities of the named executive officers in their respective roles. As of December 10, 2010, Mr. Berrard received $153,846 in salary for 2010. Base salaries for 2010 for the remaining named executive officer are $200,000 each.

Long-Term Equity Incentive Compensation

On November 2, 2010, our board of directors approved the Swisher Hygiene Inc. 2010 Stock Incentive Plan to attract, retain, motivate and reward key officers and employees. The Plan, which is subject to stockholder and TSX approval, allows for the grant of stock options, restricted stock units and other equity instruments up to a total of 6,000,000 shares of our common stock. Under the Plan, the board approved awards of options to purchase 1,001,137 shares of our common stock. The options vest in four equal annual installments beginning on the first anniversary of the grant date and are exercisable at $4.18 per share. The options expire in 2020. The board also approved the award of 2,507,449 restricted stock units at $4.18 per share. The restricted stock units vest in four equal annual installments beginning on the first anniversary of the grant date.

Among the awards made under the Plan, the Compensation Committee granted equity awards to our named executive officers as follows:

Name	Restricted Stock Units	Stock Options

Steve Berrard	251,196	107,656
Thomas Byrne	115,550	49,522
Thomas Aucamp	110,526	47,368
Hugh Cooper	122,500	52,500

Named executive officers will also receive additional compensation in the form of vacation, medical, 401(k), and other benefits generally available to all of our full time employees.

Compensation Policies and Practices for 2011

The core objectives of our compensation programs for 2011 are to secure and retain the services of high quality executives and to provide compensation to our executives that are commensurate and aligned with our performance and advances both short and long-term interests of ours and our stockholders. We seek to achieve these objectives through three principal compensation programs: (1) a base salary, (2) long-term equity incentives, and (3) an annual cash incentive bonus. Base salaries are designed primarily to attract and retain talented executives. Grants of equity awards are designed to provide a strong incentive for achieving long-term results by aligning interests of our executives with those of our stockholders, while at the same time encouraging our executives to remain with the company. Annual cash incentives are designed to motivate and reward the achievement of selected financial goals, generally tied to profitability. The Compensation Committee believes that our compensation programs for the named executive officers is appropriately based upon our performance and the performance and level of responsibility of the executive officer.

Named Executive Officer Compensation Components for 2011

For 2011, base salary, long-term equity incentive compensation, and an annual cash incentive bonus opportunity are the principal components of compensation for the named executive officers.

Base Salary

A significant portion of total compensation for 2011 will be comprised of base salary, which enables us to attract and retain talented executive management through the payment of reasonable current income. On November 2, 2010, the Compensation Committee approved, based on the recommendation of Mr. Berrard, the 2011 compensation for our named executive officers other than Mr. Berrard, and determined and approved 2011 compensation for Mr. Berrard. Mr. Berrard reviewed the performance of each of the named executive officers (other than himself) and the compensation paid to those individuals during the past fiscal year, and made recommendations to the Compensation Committee regarding the compensation to be paid to those individuals during 2011. When determining base salary for 2011, the Compensation Committee did not use any specific formula, factors, or particular criteria that must be met by each named executive officer and did not assign any relative weight to any factors or criteria it considered. Rather, the Compensation Committee relied on its own business experience, judgment and discretion by considering all factors it deemed relevant. In determining base salaries for 2011, the Compensation Committee considered, the experience, skills, knowledge and responsibilities of the named executive officers in their respective roles. The Compensation Committee increased Mr. Berrard’s salary for 2011 after considering his responsibilities as a chief executive officer of a public company with a significant growth strategy, Mr. Berrard’s prior contributions to the company for which he had not received commensurate compensation, and Mr. Berrard’s expected future contributions to the company and its growth strategy. For 2011, base salary will be $500,000 for Mr. Berrard, $230,000 for Mr. Byrne, $220,000 for Mr. Aucamp, and $200,000 for Mr. Cooper.

Long-Term Equity Incentive Compensation

At this time, the Compensation Committee has not approved the terms of long-term equity incentive compensation for 2011.

Annual Cash Incentive Bonus

At this time, the Compensation Committee has not approved the terms of long-term equity incentive compensation for 2011.

Names executive officers will also receive additional compensation in the form of vacation, medical, 401(k), and other benefits generally available to all of our full time employees.

Summary Compensation Table

The following table sets forth certain summary information concerning compensation paid or accrued by us to or on behalf of the named executive officers for 2009.

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
Name and				Stock	Option	Incentive Plan	Compensation	All Other
Principal Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation(1)	Total

Steve R. Berrard	2009	—	—	—	—	—	—	—	—
President and Chief Executive Officer
Hugh H. Cooper	2009	$207,692	—	—	—	—	$154	—	$207,846
Chief Financial Officer and Treasurer
Thomas Aucamp	2009	$207,692	—	—	—	—	—	—	$207,692
Executive Vice President and Secretary
Thomas Byrne	2009	$207,692	—	—	—	—	$615	—	$208,307
Executive Vice President

(1)	Each named executive officer did not receive other compensation that exceeded $10,000 during 2009.

Potential Payments upon Termination or Change-in-Control

The named executive officers do not have employment agreements with us and are all employed on an “at will” basis. We do not have arrangements with any of our named executive officers providing for additional benefits or payments in connection with a termination of employment, change in job responsibility, or a change-in-control.

Director Compensation

No director received compensation for services rendered during 2009 or for 2010 before the Merger. Upon completion of the Merger, our board of directors approved director compensation for our non-employee directors as follows:

•	an annual fee of $60,000, paid quarterly on a calendar year basis;

•	an annual committee chairman fee of $10,000, paid quarterly on a calendar year basis to the Chairmen of each of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee;

•	a per meeting fee of $1,500, paid quarterly in arrears on a calendar year basis;

•	a per committee meeting fee of $1,500, paid quarterly in arrears on a calendar year basis;

•	an annual grant of $35,000 in restricted stock units, paid on the first day of the month following our annual meeting of stockholders; and

•	a one time grant of $25,000 in restricted stock units, paid to each non-employee director upon their election or appointment to the board.

Fees not designated to be paid in restricted stock units may be accepted as cash or restricted stock units at the director’s discretion.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships and Related Transactions

Loans and Advances from Stockholders

The company has funded a significant amount of its growth and development through stockholder loans and advances. From May 2008, through June 2010, the company borrowed an aggregate of $21,445,000 from Royal Palm, an affiliate of Mr. Huizenga, pursuant to an unsecured promissory note (the “Royal Palm Note”), which has been amended as additional amounts have been advanced. The note bears interest at LIBOR plus two basis points. A schedule of the dates and amounts advanced by Royal Palm pursuant to the Royal Palm Note through May, 2010 are as follows:

Principal
Date of Note	Amount

05/15/2008	$2,500,000
09/16/2008	2,500,000
03/24/2009	1,200,000
06/02/2009	2,000,000
04/13/2009	250,000
07/10/2009	595,000
09/21/2009	250,000
10/14/2009	1,500,000
12/04/2009	250,000
12/09/2009	5,800,000
03/25/2010	2,100,000
05/26/2010	2,500,000

Total	$21,445,000

In July 2010, Mr. Berrard purchased $10,722,500 of the total debt, including accrued interest, represented by the Royal Palm Note. $16,845,000 of the borrowings under the Royal Palm Note are reported in our audited financial statements as of and for the year ended December 31, 2009 as a long-term liability. The aggregate $21,445,000, including $4,600,000 borrowed from Royal Palm during the six months ended June 30, 2010, are reported in our unaudited interim financial statements as of and for the nine months ended September 30, 2010 as a current liability because the aggregate note was contributed as capital on November 2, 2010, in connection with the Merger.

Subsequent to June 30, 2010, the company borrowed $2,000,000, $950,000 and $320,000 from Royal Palm on August 9, 2010, August 31, 2010, and October 25, 2010, respectively, pursuant to unsecured promissory notes. The notes bear interest at the short-term Applicable Federal Rate, as adjusted on a monthly basis. The $2,000,000 note matures on November 2, 2011. The $1,270,000 note matured and was repaid on the closing date of the Merger.

In November and December 2009, Mr. Berrard advanced $800,000 to the company pursuant to an unsecured promissory note. The advance was repaid in March 2010.

Stockholder Guarantees

During the years ended December 31, 2009 and 2008, the company incurred or assumed $7,954,305 and $240,000, respectively, of debt to sellers in connection with certain acquisitions. Two of the seller notes payable, totaling $3,050,000, are secured by letters of credit, which are secured by certain assets of Messrs. Huizenga and Berrard.

Our revolving credit facilities, which provide for borrowings in aggregate of up to $25,000,000, are personally guaranteed for up to $20,000,000 by Mr. Huizenga.

HB Service, LLC

In March 2005, Messrs. Berrard and Huizenga formed HB Service, LLC to acquire franchises and related businesses under the Swisher name. Through September 2010, HB Service acquired and operated 68 former franchises of the company and purchased nine other related businesses, for an aggregate of $28,593,333. Effective July 13, 2010, HB Service entered into a Contribution Agreement with the company pursuant to which Messrs. Huizenga and Berrard contributed their membership interests in HB Service to the company, at which time HB Service became a wholly-owned subsidiary of the company.

New River Capital Partners

From 2006 until 2008, the company agreed to pay New River Capital Partners, a company owned by Messrs. Berrard, Byrne and Aucamp, a fee for services provided, including product development, marketing and branding strategy, and management advisory assistance totaling $500,000. In 2009, the related company waived it rights to these fees and accordingly, the accrued balance of $500,000, which was outstanding as of December 31, 2008, has been recorded as forgiveness of debt.

For the year ended December 31, 2009, we incurred $46,200 for training course development and utilization of the delivery platform from CertiLearn, Inc., the majority of which is owned by New River Capital Partners. Included in accrued expenses at December 31, 2009 is $145,586 due to CertiLearn, Inc.

Director Independence

The board of directors has determined that the following directors, which constitute a majority of the board of directors, are “independent” in accordance with applicable Canadian securities laws and the Nasdaq Stock Market listing standards: Senator Braley; Mr. Bush; Mr. O’Connor; Mr. Prussky; and Mr. Rodriguez.

Item 8.	Legal Proceedings.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

We are a reporting issuer in Canada and our common stock is listed and posted for trading on the TSX under the trading symbol “SWI.” Before the Merger was complete, we traded on the TSX under the trading symbol “COB.” When our Registration Statement on Form 10 becomes effective on the day that is 60 days from the date of its filing, we will become a public U.S. reporting company under the Exchange Act. The following table sets out the reported high and low sale prices on the TSX for the periods indicated as reported by the exchange:

	TSX
	High	Low

Fiscal Year 2008
First Quarter	$0.90	$0.65
Second Quarter	$0.84	$0.66
Third Quarter	$0.80	$0.59
Fourth Quarter	$0.61	$0.26
Fiscal Year 2009
First Quarter	$0.64	$0.38
Second Quarter	$0.69	$0.48
Third Quarter	$0.84	$0.55
Fourth Quarter	$1.26	$0.76
Fiscal Year 2010
First Quarter	$1.23	$1.02
Second Quarter	$1.54	$1.04
Third Quarter	$3.91	$1.04
Fourth Quarter (through December 13, 2010)	$5.97	$3.32

On October 29, 2010, the last trading day before the Redomestication, the last reported sale price of CoolBrands’ common stock on the TSX was Cdn$4.09 ($4.01). As of December 10, 2010, there were 114,015,063 shares of Common Stock issued and outstanding. As of December 10, 2010 we had 1,014 registered stockholders of record.

We have not paid any cash dividends on our common stock and do not plan to pay any cash dividends in the foreseeable future. Our board of directors will determine our future dividend policy on the basis of many factors, including results of operations, capital requirements, and general business conditions.

Item 10.	Recent Sales of Unregistered Securities.

On November 1, 2010, Swisher Hygiene completed its Redomestication to Delaware from Canada, where it had been a publicly-traded corporation, listed on the TSX under the name CoolBrands International Inc. and trading under the symbol “COB.” On November 2, 2010, Swisher International completed the Merger with Swisher Hygiene. In the Merger, the former stockholders of Swisher International received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene, in exchange for all of the issued and outstanding shares of Swisher International. The stockholders of CoolBrands retained 52% of the company. As a result of the Merger, Swisher International is a wholly-owned subsidiary of Swisher Hygiene, which continues to trade on the TSX under the symbol “SWI.”

On November 1, 2010, in connection with the Redomestication, Swisher Hygiene issued the following securities:

(a) 56,225,433 shares of Swisher Hygiene common stock to approximately 338 holders of CoolBrands common stock in exchange for 56,225,433 shares of CoolBrands common stock;

(b) options to purchase up to 880,000 shares of Swisher Hygiene common stock to six persons, in exchange for options to purchase 880,000 shares of CoolBrands common stock; and

(c) warrants to purchase 5,500,000 shares of common stock of Swisher Hygiene to one person, in exchange for warrants to purchase 5,500,000 shares of common stock of CoolBrands.

On November 2, 2010, in connection with the Merger, Swisher Hygiene also issued the following securities:

(d) 57,789,630 shares of Swisher Hygiene common stock to 11 former stockholders of Swisher International in exchange for 1,212,890 shares of Swisher International common stock;

(e) On November 8, 2010, in connection with the acquisition certain assets of Gateway ProClean, Inc., Swisher Hygiene issued a promissory note to Gateway ProClean, Inc., which note is convertible for up to 1,312,864 shares of our common stock; and

(f) On December 7, 2010, in connection with the acquisition certain assets of Lasfam Investments Inc., Swisher Hygiene issued a promissory note to Lasfam Investments Inc., which note is convertible for up to 1,027,122 shares of our common stock.

No underwriters were involved in any of the issuances of securities described in paragraphs (a) through (f) above, all of which were exempt from the registration requirements of the Securities Act. The securities described in paragraphs (a) through (c) were issued in accordance with Section 3(a)(10) of the Securities Act following a hearing at which the Ontario Superior Court of Justice (Commercial List), upon notice duly provided to the security holders of CoolBrands and upon approval of the plan of arrangement by such security holders at a meeting held for that purpose, determined that the transactions described in the plan of arrangement were fair to the security holders of CoolBrands, including all of the persons to whom the securities were issued. Before the hearing, which was open to all CoolBrands security holders, the Ontario Superior Court of Justice (Commercial List) was informed that Swisher Hygiene intended to rely on the Court’s fairness determination to conduct the exchange transaction without registration under the Federal securities laws of the U.S. Except in the case of securities issued to affiliates of Swisher Hygiene or former affiliates of CoolBrands, the securities may be resold without restriction.

The issuance of the securities described in subparagraphs (d) through (f) above were exempt from the registration requirements of the Securities Act afforded by Section 4(2) thereof. The securities issued in this transaction are restricted and may not be resold except pursuant to an effective registration statement filed under the Securities Act or pursuant to a valid exemption from the registration requirements of the Securities Act.

A total of 55,789,632 of the 57,789,630 shares of Swisher Hygiene common stock issued in the Merger to former stockholders of Swisher International, Inc. are subject to lock-up agreements whereby such shares cannot be sold or transferred for the period ending upon the earlier of (i) the public release of the company’s consolidated earnings for fiscal year 2011 or (ii) March 31, 2012.

Item 11.	Description of Registrant’s Securities to be Registered.

The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are attached as Exhibit 3.2 and Exhibit 3.3 to this registration statement, respectively.

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.001 per share, of which 114,015,063 shares are issued and outstanding. Holders of our common stock are entitled to one vote per share on all matters on which holders of common stock are entitled to vote. Because holders of our common stock do not have cumulative voting rights, the holders of a majority of the shares of our common stock represented at a meeting for the election of directors can elect all of the directors.

Holders of our common stock have equal ratable rights to dividends from funds legally available if and when declared by our board of directors and are entitled to share ratably in all of our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs. Holders of our common stock do not have subscription rights, conversion rights, or preemptive rights with respect to any additional shares of common stock that may be issued. Therefore, we may sell shares of common stock without first offering such shares to existing stockholders. All outstanding shares of our common stock are fully paid and nonassessable.

Holders of our common stock are not entitled to take action by written consent or to call special meetings of our stockholders.

Item 12.	Indemnification of Directors and Officers.

We are a corporation organized under the laws of the State of Delaware. Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation provides that a director shall not be liable to us or our stockholders, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses (including attorneys’ fees) incurred in connection with an action or proceeding (other than an action or proceeding brought by or in the right of the corporation) to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. Section 145 of the General Corporation Law of the State of Delaware further provides that, in the case of actions brought by or in the right of the corporation, such corporation has the power to indemnify such person only against expenses (including attorneys’ fees) incurred in connection with the defense or settlement of an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believes to be in or not opposed to the best interests of the corporation, and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. Section 145 further provides that, to the extent a present or former director of the corporation has been successful on the merits or otherwise in any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. It also provides that the expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as provided by Section 145 of the General Corporation Law of the State of Delaware. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

Our bylaws provide that we will indemnify our current and former directors and officers and persons who, while serving as a director or officer of Swisher Hygiene, act or acted at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred, to the fullest extent permitted by the General Corporation Law of the State of Delaware. In addition, our bylaws provide that we will pay the expenses (including attorneys’ fees) incurred by any such person in defending any proceeding in advance of its final disposition, provided that such payment will be made only upon the receipt of an undertaking by such person to repay all amounts if it is ultimately determined that such person is not entitled to indemnification.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification or advancement is sought. We are not aware of any threatened litigation that may result in claims for advancement or indemnification.

We have been advised that in the opinion of the SEC, insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and other persons pursuant to the foregoing provisions, or otherwise, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim for indemnification against such liabilities (other than payment of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or other person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 13.	Financial Statements and Supplementary Data.

The information requested by this item is contained under the sections “Index to Pro Forma Consolidated Financial Statements” beginning on page PF-1 and “Index to Consolidated Financial Statements” beginning on page F-1.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

The consolidated financial statements of Swisher Hygiene Inc. at and for the three years ended December 31, 2009 included in this registration statement, to the extent and for the periods indicated in their report, have been audited by Scharf Pera & Co., PLLC, independent registered public accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving such report. The offices of Scharf Pera & Co., PLLC are located at 4600 Park Road, Suite 112, Charlotte, North Carolina 28209.

The consolidated financial statements of CoolBrands International, Inc. as of August 31, 2010 and 2009 and for each of the three years in the period ended August 31, 2010, included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

On November 2, 2010, we terminated the engagement of Scharf Pera & Co., PLLC as our independent registered public accounting firm. Our Audit Committee recommended and approved the decision to terminate Scharf. Scharf’s reports on the financial statements of Swisher International for the fiscal years ended December 31, 2009 and December 31, 2008 did not contain an adverse opinion nor a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with its audits of Swisher International financial statements for the fiscal years ended December 31, 2009 and December 31, 2008, and through the interim period ended November 2, 2010, we have had no disagreements with Scharf on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Scharf, would have caused Scharf to make a reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for the fiscal years ended December 31, 2009 and December 31, 2008.

A letter from Scharf dated November 16, 2010 is attached as Exhibit 16.1 to this registration statement.

On November 1, 2010, we terminated the engagement of PricewaterhouseCoopers LLP (“PWC”) as our independent registered public accounting firm. Our Board of Directors recommended and approved the decision to terminate PWC. PWC’s reports on the financial statements of CoolBrands for the fiscal year ended

August 31, 2010 and August 31, 2009 did not contain an adverse opinion nor a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with CoolBrands’ audits of its financial statements for the fiscal years ended August 31, 2010 and August 31, 2009, and through the interim period ended November 1, 2010, we have had no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PWC, would have caused PWC to make a reference to the subject matter of the disagreements in connection with it reports on the consolidated financial statements for the fiscal years ended August 31, 2010 and August 31, 2009.

Effective November 2, 2010, our Audit Committee engaged BDO USA, LLP (“BDO”) as the Company’s independent registered public accountant for the fiscal year ended December 31, 2010. Before engaging BDO, neither Swisher Hygiene nor anyone acting on Swisher Hygiene’s behalf, consulted BDO regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on Swisher Hygiene’s financial statements, and no written or oral advice was provided that was an important factor considered by Swisher Hygiene in reaching a decision as to any accounting, auditing, or financial reporting issues.

Item 15.	Financial Statements and Exhibits.

(a) Financial Statements:

See “Index to Financial Statements” set forth on page F-1.

(b) Exhibits:

The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, among CoolBrands International Inc., CoolBrands International (Nevada), Inc., Swisher International, Inc. and Steven R. Berrard, dated as of August 17, 2010.*
2.2	Plan of Arrangement, dated November 1, 2010.*
3.1	Certificate of Corporate Domestication of CoolBrands International Inc., dated November 1, 2010.*
3.2	Certificate of Incorporation of Swisher Hygiene Inc.*
3.3	Bylaws of Swisher Hygiene Inc.*
10.1	Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated November 14, 2005.
10.2	Security Agreement by and among Swisher International, Inc. and certain subsidiaries of Swisher International, Inc., dated as of November 14, 2005.*
10.3	First Amendment to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated as of April 26, 2006.*
10.4	Second Amendment and Waiver to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated as of September 8, 2006.*
10.5	Third Amendment and Waiver to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated as of March 21, 2008.*
10.6	Fourth Amendment and Waiver to Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated June 25, 2008.*
10.7	Fifth Amendment and Waiver to Credit Agreement by and between Swisher International, Inc., Wachovia Bank, National Association, and other persons party thereto, dated June 30, 2009.*
10.8	Sixth Amendment to Credit Agreement by and between Swisher International, Inc., Wachovia Bank, National Association and other persons party thereto, dated November 18, 2009.*
10.9	Credit Agreement by and between HB Service, LLC and Wachovia Bank, National Association, dated as of June 25, 2008.*
10.10	First Amendment and Waiver to Credit Agreement by and between HB Service, LLC, Wachovia Bank, National Association and other persons party thereto, dated as of June 30, 2009.*

Exhibit
Number	Description

10.11	Second Amendment to Credit Agreement by and between HB Service, LLC, Wachovia Bank, National Association, and other persons party thereto, dated November 18, 2009.*
10.12	Omnibus Amendment Agreement, Limited Consent and Waiver by and between Swisher International, Inc., HB Service, LLC, Wells Fargo Bank, National Association and other persons party thereto, dated August 13, 2010.*
10.13	Omnibus Amendment Agreement, Limited Consent and Waiver by and between Swisher International, Inc., HB Service, LLC, Wells Fargo Bank, National Association and other persons party thereto, dated October 28, 2010.*
10.14	Unconditional Guaranty by and among Swisher International, Inc., H. Wayne Huizenga and Wachovia Bank, National Association, dated June 25, 2008.*
10.15	Unconditional Guaranty by and among HB Service, LLC, H. Wayne Huizenga and Wachovia Bank, National Association, dated June 25, 2008.*
10.16	Promissory Note, dated May 26, 2010, as amended, in the principal amount of $21,445,000 to Royal Palm Mortgage Group, LLC.*
10.17	Amended and Restated Security Agreement by and between H. Wayne Huizenga and Wachovia Bank, National Association, dated January 2010.*
10.18	Capital Contribution Agreement by and among H. Wayne Huizenga, Steven R. Berrard and Swisher International, Inc., dated July 13, 2010.*
10.19	Form of Lock-Up Agreement.*
10.20	Promissory Note, dated August 9, 2010, in the principal amount of $2,000,000 to Royal Palm Mortgage Group, LLC.*
10.21	Promissory Note, dated August 9, 2010, in the principal amount of $1,500,000 to Royal Palm Mortgage Group, LLC.*
10.22	Form of Swisher Hygiene Inc. 2010 Stock Incentive Plan.*
10.23	Omnibus Amendment Agreement, Limited Consent and Waiver by and between Swisher International, Inc., HB Service, LLC, Wells Fargo Bank, National Association and other persons party thereto, dated November 5, 2010.*
16.1	Letter of Scharf Pera & Co., PLLC, dated November 16, 2010.
21.1	Subsidiaries of Swisher Hygiene Inc.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SWISHER HYGIENE INC.
(Registrant)

By:	/s/ Steven R. Berrard
Steven R. Berrard
President and Chief Executive Officer

Dated: December 14, 2010

SWISHER HYGIENE INC. AND SUBSIDIARIES
INDEX TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2010	PF-2
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009	PF-3
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010	PF-4
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	PF-5

SWISHER HYGIENE INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2010
(expressed in thousands in US Dollars)
(unaudited)

	Historical
	Swisher	CoolBrands
	Hygiene	International	Pro Forma		Consolidated
	Inc.	Inc.	Adjustments	Notes	Pro Forma

ASSETS
Current assets
Cash, cash equivalents and short term investments	$644	$60,653	$(950)	b	$60,347
Accounts receivable	5,786	—	—		5,786
Inventory	2,227	—	—		2,227
Notes receivable	63	—	—		63
Deferred income taxes	—	—	88	c	88
Other current assets	195	1,326	—		1,521

Total current assets	8,915	61,979	(862)		70,032

Property and equipment, net	9,430	—	—		9,430

Other assets
Goodwill	20,001	—	—		20,001
Customer relationships	3,029	—	—		3,029
Non-compete agreements	1,008	—	—		1,008
Other intangible assets	164	—	—		164
Notes receivable	712	—	—		712
Other noncurrent assets	779	345	—		1,124

Total other assets	25,693	345	—		26,038

	$44,038	$62,324	$(862)		$105,500

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$7,074	$693	$—		$7,767
Accrued expenses and other current liabilities	4,749	—	(700)	b	4,049
Current liabilities from discontinued operations	—	1,950	—		1,950
Advances from shareholders	22,395	—	(22,395)	b	—
Long-term debt — current	27,711	—	—		27,711

Total current liabilities	61,929	2,643	(23,095)		41,477

Long-term liabilities — non current	6,837	2,747	—		9,584
Advances from shareholder	2,000	—	—		2,000
Deferred income taxes	—	—	867	c	867
Deferred revenue — less current	125	—	—		125

Total noncurrent liabilities	8,962	2,747	867		12,576

Stockholders’ equity
Common stock	58	130,789	(130,733)	a	114
Additional paid-in capital	27,488	50,798	28,225	b	106,511
Other comprehensive income	—	(43,544)	43,544	b	—
Accumulated deficit	(54,508)	(81,109)	80,330	b c	(55,287)

Total Swisher Hygiene Inc. stockholders’ equity	(26,962)	56,934	21,366		51,338

Non-controlling interest	109	—	—		109

	$44,038	$62,324	$(862)		$105,500

SWISHER HYGIENE INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
(expressed in thousands in US Dollars, except per share data)

	Historical
	Swisher	CoolBrands
	Hygiene	International	Pro Forma		Consolidated
	Inc.	Inc.	Adjustments	Notes	Pro Forma
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$56,815	$—	$—		$56,815

Costs and Expenses
Cost of sales	22,305	—	—		22,305
Route expenses	12,520	—	—		12,520
Selling, general and administrative	24,060	1,198	—		25,258
Depreciation and amortization	4,744	57	—		4,801

Total costs and expenses	63,629	1,255	—		64,884

Loss from Operations	(6,814)	(1,255)	—		(8,069)

Other Income (Expense)
Interest income	55	913	—		968
Interest expense	(1,064)	—	185	b	(879)
Loss on foreign currency	—	(739)	—		(739)
Forgiveness of debt	500	—	—		500
Gain from bargain purchase	94	—	—		94
Impairment loss	(30)	—	—		(30)

Total other income (expense)	(445)	174	185		(86)

Net (Loss) Income from Continuing Operations Before Income Tax	(7,259)	(1,081)	185		(8,155)
Income Tax (Benefit) Expense	—	—	—		—
Net Income from Continuing Operations Attributable to Non-controlling Interest	(2)	—	—		(2)

Net Loss from Continuing Operations Attributable to Swisher Hygiene Inc.	(7,261)	(1,081)	185		(8,157)
Change in Accrued Benefit Cost of Defined Benefit Plan	—	(284)	—		(284)

Comprehensive Loss	$(7,261)	$(1,365)	$185		$(8,441)

Loss from Continuing Operations per Share
Basic and diluted					$(.07)

Weighted-Average Common Shares Used in the Computation of Loss per Share
Basic and diluted					113,865,063

SWISHER HYGIENE INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2010
(expressed in thousands in US Dollars, except per share data)

	Historical
	Swisher	CoolBrands
	Hygiene	International	Pro Forma		Consolidated
	Inc.	Inc.	Adjustments	Notes	Pro Forma
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$45,954	$—	$—		$45,954

Costs and Expenses
Cost of sales	16,870	—	—		16,870
Route expenses	9,861	—	—		9,861
Selling, general and administrative	22,321	1,349	(1,655)	d	22,015
Depreciation and amortization	3,399	38	—		3,437

Total costs and expenses	52,451	1,387	(1,655)		52,183

Loss from Operations	(6,497)	(1,387)	1,655		(6,229)

Other Income (Expense)
Interest income	50	382	—		432
Interest expense	(1,053)	—	351	b	(702)
Gain on sale of property	—	997	—		997
Reduction in accrued post retirement benefits	—	559	—		559
Gain on foreign currency	—	116	—		116

Total other income (expense)	(1,003)	2,054	351		1,402

Net (Loss) Income from Continuing Operations Before Income Tax	(7,500)	667	2,006		(4,827)
Income Tax (Benefit) Expense	—	—	—		—
Net Income from Continuing Operations Attributable to Non-controlling Interest	(7)	—	—		(7)

Net (Loss) Income from Continuing Operations Attributable to Swisher Hygiene Inc.	(7,507)	667	2,006		$(4,834)
Change in Accrued Benefit Cost of Defined Benefit Plan	—	(358)	—		(358)

Comprehensive Loss	$(7,507)	$309	$2,006		$(5,192)

Loss from Continuing Operations per Share
Basic and diluted					$(.04)

Weighted-Average Common Shares Used in the Computation of Loss per Share
Basic and diluted					113,952,719

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(expressed in thousands in US Dollars, except share amounts)
(unaudited)

1.	Basis of presentation:

On August 17, 2010, Swisher International, Inc. (“Swisher International” or the “Company”) entered into a merger agreement (the “Merger Agreement”) under which all of the outstanding common shares of Swisher International were to be exchanged for 57,789,630 common shares of CoolBrands International Inc. (“CoolBrands”), such that the Company would become a wholly-owned subsidiary of CoolBrands (the “Merger”). Immediately prior to signing the Merger Agreement, CoolBrands had 56,185,433 shares outstanding, which remain outstanding. Immediately before the Merger, CoolBrands completed its Redomestication to Delaware from Ontario, Canada and became Swisher Hygiene Inc. (“Swisher Hygiene”). On November 2, 2010, the Company completed the Merger and became a wholly-owned subsidiary of Swisher Hygiene. In the Merger, the former stockholders of Swisher International, Inc. received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene. The stockholders of CoolBrands retained 52% of the company. The share exchange will be accounted for under SEC reporting rules (Financial Reporting Manual Topic 12) constituting a reverse acquisition and is considered to be a capital transaction, in substance, rather than a business combination. The transaction is effectively a reverse recapitalization equivalent to the issuance of stock by a private company for the net monetary assets of the non-operating corporation accompanied by the recapitalization. Accordingly, the accounting for the share exchange will be similar to that resulting from a reverse acquisition; except that the transaction will be consummated at book value and no goodwill or intangible assets will be recognized. In accordance with SEC Staff Accounting Bulletin Topic 4, the accompanying financial statements of Swisher International have been adjusted to give retroactive effect for the change in reporting entity from Swisher International, Inc. to Swisher Hygiene Inc., and to reflect the change in capital structure as a result of the Merger. Such change resulted in an increase in the number of authorized shares from 15,000,000 to 400,000,000 and an increase in common stock and corresponding decrease in additional paid-in-capital of $45,661 as of December 31, 2009 and September 30, 2010. These unaudited pro forma consolidated financial statements have been prepared to give effect to the Merger Agreement between Swisher International and Swisher Hygiene and have been prepared in accordance with U.S. GAAP.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)	An unaudited pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Swisher Hygiene as of September 30, 2010 with the unaudited consolidated balance sheet of CoolBrands as of August 31, 2010 (which is the balance sheet of CoolBrands for the fiscal quarter that ends closest to September 30, 2010), giving effect to the transaction as if it occurred on September 30, 2010.

(b)	An unaudited pro forma consolidated statement of operations combining the audited consolidated statement of operations of Swisher Hygiene for the year ended December 31, 2009 with the unaudited constructed statement of operations of CoolBrands for the twelve months ended November 30, 2009 (which is the twelve month period of CoolBrands for the fiscal quarter that ends closest to December 31, 2009), giving effect to the transaction as if it occurred on January 1, 2009. The CoolBrands’ statement of operations for the twelve months ended November 30, 2009 has been constructed by adding together (a) the audited results of CoolBrands for the fiscal year ended August 31, 2009 and (b) the unaudited interim results for the three months ended November 30, 2009; then deducting the unaudited interim results for the three months ended November 30, 2008.

(c)	An unaudited pro forma consolidated statement of operations combining the unaudited consolidated statement of operations of Swisher Hygiene for the nine months ended September 30, 2010 with the unaudited constructed statement of operations of CoolBrands for the nine months ended August 31, 2010 (which is the nine month period of CoolBrands for the fiscal quarter that ends closest to

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

September 30, 2010), giving effect to the transaction as if it occurred on January 1, 2009. The CoolBrands’ statement of operations for the nine months ended August 31, 2010 has been constructed by deducting the unaudited interim results for the three months ended November 30, 2009 from the audited results for the year ended August 31, 2010.

The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of the Company for the year ended December 31, 2009 which are included elsewhere in this document. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto. It is management’s opinion that the effect of the different year ends of the companies is immaterial.

CoolBrands prepares its financial statements in Canadian dollars. CoolBrands’ financial statements have been converted, using the current rate method, from Canadian dollars to U.S. dollars at the rates described in the following table.

As at August 31, 2010	$0.9377
Average for the nine months ended August 31, 2010	$0.9632
Average for the twelve months ended November 30, 2009	$0.8646

Management of the Company has reclassified certain line items from CoolBrands’ financial statements in an attempt to conform to the presentation of the Company’s financial statements. It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transaction described above in accordance with U.S. GAAP.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed transaction been effected on the dates indicated. Further, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. In addition, the impact of integration activities, the timing of completion of the acquisition and other changes in CoolBrands’ net assets prior to the completion of the acquisition, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented.

2.	Pro forma adjustments (a, b, c, d as referenced in the financial statements):

The adjustments included in the Unaudited Pro forma Consolidated Financial Statements are those that are considered to be directly attributable to the Merger and that provide information as to how the combined historical financial statements may have been affected had those events occurred as of September 30, 2010, and at the beginning of the twelve and nine month periods ended December 31, 2009 and September 30, 2010, respectively. These adjustments are summarized below:

Note
Ref.	Description	Amount

(a)	Change in capital structure	$(130,733)
(b)	Change in additional paid-in-capital	28,225
(b)	Elimination of CoolBrands’ accumulated deficit and other comprehensive loss	124,653
(c)	Tax adjustments	(779)

	Net effect on stockholders’ equity	$21,366

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Change in Capital Structure

Prior to the Redomestication described in Note 1, the common stock of CoolBrands had no par value. This adjustment restates the capital structure to reflect the $.001 par value of the common stock of Swisher Hygiene Inc. after the Redomestication.

(b)	Change in Additional Paid-in Capital

In addition to the change in capital structure described in Note 2-(a) above, pursuant to the Merger, shareholders of Swisher Hygiene converted $21,445 of debt plus accrued interest of $700 to equity and $950 of advances from shareholders will be repaid. Secondly, in accordance with Financial Reporting Manual Topic 12 as described above, Swisher Hygiene has been deemed the accounting acquirer. Therefore, the accumulated deficit of CoolBrands has been reclassified to additional paid-in-capital. The following table summarizes the changes in additional paid-in-capital:

Change in capital structure	$130,733
Conversion of debt and interest	22,145
Elimination of CoolBrands accumulated other comprehensive loss	(43,544)
Elimination of CoolBrands accumulated deficit	(81,109)

Net effect on additional paid-in-capital	$28,225

In addition to the conversion of debt and interest to equity, pro forma adjustments have been made to eliminate $185 of interest expense on these advances for the year ended December 31, 2009 and $351 for the nine months ended September 30, 2010 since these expenses would not have been incurred had the Merger occurred on January 1, 2009.

(c)	Income Taxes

As a result of the Merger, Swisher Hygiene will be converting from a corporation taxed under the provisions of Subchapter S of the Internal Revenue Code to a tax-paying entity. As a result, the cumulative timing differences between book income and taxable income will be recorded as of the merger date. A full valuation allowance has been provided against the deferred tax benefit attributable to the net loss from operations. Accordingly, there is no recovery of income taxes provided for in these unaudited pro forma consolidated financial statements.

(d)	Merger related expenses

Swisher Hygiene and CoolBrands incurred direct incremental costs related to the Merger of $1,426 and $230, respectively, which has been removed from the pro forma income statement as a non-recurring charge directly related to the transaction.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SWISHER HYGIENE INC. AND SUBSIDIARIES
Consolidated Financial Statements As of December 31, 2009 and 2008, and for the Three Years Ended December 31, 2009
Independent Auditors’ Report	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations and Comprehensive Loss	F-4
Consolidated Statements of Stockholders’ Deficit and Accumulated Other Comprehensive Loss	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Consolidated Financial Statements As of September 30, 2010 and December 31, 2009, and for the Three and Nine Month Periods Ended September 30, 2010 and 2009
Accountants’ Review Report	F-22
Consolidated Balance Sheets	F-23
Consolidated Statements of Operations	F-24
Consolidated Statements of Stockholders’ Deficit and Accumulated Other Comprehensive Loss	F-25
Consolidated Statements of Cash Flows	F-26
Notes to Consolidated Financial Statements	F-27
COOLBRANDS INTERNATIONAL, INC.
Consolidated Financial Statements As of August 31, 2010 and 2009
Report of Independent Registered Public Accounting Firm	F-30
Consolidated Balance Sheets	F-31
Consolidated Statements of Income and Other Comprehensive Income (Loss)	F-32
Consolidated Statements of Shareholders’ Equity	F-33
Consolidated Statements of Cash Flows	F-34
Notes to Consolidated Financial Statements	F-35

Board of Directors
Swisher Hygiene Inc. and Subsidiaries
Charlotte, North Carolina

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying consolidated balance sheets of Swisher Hygiene Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit and accumulated other comprehensive loss, and cash flows for each of the three years ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Swisher Hygiene Inc. and Subsidiaries is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Swisher Hygiene Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/  Scharf Pera & Co., PLLC
Charlotte, North Carolina
November 2, 2010

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 and 2008

	2009	2008

ASSETS
Current assets
Cash and cash equivalents — Note 2	$1,270,327	$341,722
Accounts receivable, net of allowance — Note 2	4,954,010	5,584,732
Inventory	1,295,784	1,085,427
Notes receivable — Note 4	54,674	85,295
Prepaid expenses	187,419	211,108

Total current assets	7,762,214	7,308,284

Property and equipment, net — Note 5	7,859,482	6,650,816

Other assets
Goodwill — Note 6	18,353,489	13,668,316
Customer relationships — Note 6	2,766,016	1,744,981
Non-compete agreements — Note 6	814,442	631,070
Notes receivable — Note 4	731,921	—
Other noncurrent assets — Note 12	630,375	277,491

Total other assets	23,296,243	16,321,858

	$38,917,939	$30,280,958

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$3,604,266	$5,933,099
Accrued expenses and other current liabilities — Note 12	2,584,852	4,081,118
Long-term debt, current portion — Note 7	2,295,290	26,224,182
Advances from shareholder — Note 8	800,000	—

Total current liabilities	9,284,408	36,238,399

Long-term debt, less current portion — Note 7	32,029,841	1,343,346
Advances from shareholder — Note 8	16,845,000	5,000,000
Deferred revenue, less current portion — Note 4	112,000	—

Total noncurrent liabilities	48,986,841	6,343,346

Commitments and contingencies — Notes 9, 13	—	—

Stockholders’ deficit — Note 13
Common stock, par value $0.001, authorized 400,000,000 shares; 57,789,630 shares issued and outstanding at December 31, 2009 and 2008	57,790	57,790
Additional paid-in capital	27,487,740	27,602,740
Accumulated deficit	(47,000,736)	(39,739,851)
Accumulated other comprehensive loss — Note 4	—	(221,466)

Total Swisher Hygiene Inc. stockholders’ deficit	(19,455,206)	(12,300,787)
Non-controlling interest	101,896	—

Total deficit	(19,353,310)	(12,300,787)

	$38,917,939	$30,280,958

See Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE YEARS ENDED DECEMBER 31, 2009

	2009	2008	2007

Revenue
Products and service	$43,890,697	$45,831,483	$45,026,463
Franchise and other	12,923,327	18,277,408	20,163,791

Total revenue	56,814,024	64,108,891	65,190,254

Costs and Expenses
Cost of sales	22,304,515	25,071,410	25,859,043
Route expenses	12,519,891	14,201,243	15,073,727
Selling, general and administrative	24,060,048	30,112,150	29,115,436
Depreciation and amortization	4,744,052	5,206,632	4,413,566

Total costs and expenses	63,628,506	74,591,435	74,461,772

Loss from Operations	(6,814,482)	(10,482,544)	(9,271,518)

Other Income (Expense)
Interest income	54,797	10,337	56,013
Interest expense	(1,063,411)	(1,292,664)	(1,256,512)
Forgiveness of debt	500,000	—	—
Gain from bargain purchases	94,107	—	—
Impairment losses	(30,000)	(223,000)	(131,000)
Other	—	—	34,660

Total other income (expense)	(444,507)	(1,505,327)	(1,296,839)

Net Loss	(7,258,989)	(11,987,871)	(10,568,357)
Net (Income) Loss Attributable to Noncontrolling Interest	(1,896)	17,014	25,086

Net Loss Attributable to Swisher Hygiene Inc.	(7,260,885)	(11,970,857)	(10,543,271)
Foreign currency translation adjustment	—	(195,446)	(26,020)

Comprehensive Loss	$(7,260,885)	$(12,166,303)	$(10,569,291)

Loss per share -
Basic and diluted	$(0.13)	$(0.21)	$(0.18)

Weighted-average common shares used in the computation of earnings per share -
Basic and diluted	57,789,630	57,789,630	57,789,630

See Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
FOR THE THREE YEARS ENDED DECEMBER 31, 2009

					Accumulated
					Other
	Common Stock		Additional Paid-In	Accumulated	Comprehensive	Non-controlling
	Shares	Amount	Capital	Deficit	Loss	Interest	Total

Balance as of January 1, 2007	57,789,630	$57,790	$25,380,778	$(17,225,723)	$—	$53,942	$8,266,787
Foreign currency translation adjustment	—	—	—	—	(26,020)	—	(26,020)
Contributions	—	—	2,500,000	—	—	—	2,500,000
Net loss	—	—	—	(10,543,271)	—	(25,086)	(10,568,357)

Balance as of December 31, 2007	57,789,630	57,790	27,880,778	(27,768,994)	(26,020)	28,856	172,410
Foreign currency translation adjustment	—	—	—	—	(195,446)	—	(195,446)
Contributions	—	—	461,962	—	—	—	461,962
Distributions	—	—	(740,000)	—	—	(11,842)	(751,842)
Net loss	—	—	—	(11,970,857)	—	(17,014)	(11,987,871)

Balance as of December 31, 2008	57,789,630	57,790	27,602,740	(39,739,851)	(221,466)	—	(12,300,787)
Liquidation of foreign subsidiary	—	—	—	—	221,466	—	221,466
Distributions	—	—	(115,000)	—	—	—	(115,000)
Contribution of equity on acquisition	—	—	—	—	—	100,000	100,000
Net loss	—	—	—	(7,260,885)	—	1,896	(7,258,989)

Balance as of December 31, 2009	57,789,630	$57,790	$27,487,740	$(47,000,736)	$—	$101,896	$(19,353,310)

See Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 2009

	2009	2008	2007

Cash used in operating activities
Net loss	$(7,258,989)	$(11,987,871)	$(10,568,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,744,052	5,206,632	4,413,566
Impairment loss	30,000	223,000	131,000
Gain from bargain purchases	(94,107)	—	—
Provision for doubtful accounts	284,385	605,186	935,401
Changes in working capital components:
Accounts receivable	1,278,418	603,260	(389,779)
Inventory	9,553	(52,590)	(96,395)
Prepaid expenses and other assets	(366,383)	455,657	552,303
Accounts payable and accrued expenses	(4,327,249)	(1,823,712)	1,766,901

Cash used in operating activities	(5,700,320)	(6,770,438)	(3,255,360)

Cash used in investing activities
Purchases of property and equipment	(3,572,957)	(3,466,343)	(4,056,599)
Payments received on notes receivable	19,347	27,439	105,343
Acquisitions	(839,023)	(291,000)	(2,079,097)
Other	6,978	75,307	—

Cash used in investing activities	(4,385,655)	(3,654,597)	(6,030,353)

Cash provided by financing activities
Shareholder contributions	—	—	2,500,000
Distributions to shareholders	(115,000)	(704,000)	—
Distributions to noncontrolling shareholder	—	(11,842)	—
Proceeds from advances from shareholder	12,645,000	5,000,000	—
Proceeds from line of credit	—	6,296,118	7,655,000
Net principal payments on long-term debt	(1,515,420)	(886,995)	(550,361)

Cash provided by financing activities	11,014,580	9,693,281	9,604,639

Effect of exchange rates on cash	—	(160,611)	(19,339)

Net increase (decrease) in cash and cash equivalents	928,605	(892,365)	299,587
Cash and cash equivalents at beginning of year	341,722	1,234,087	934,500

Cash and cash equivalents at end of year	$1,270,327	$341,722	$1,234,087

See Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	BUSINESS DESCRIPTION

Swisher International, Inc. and its wholly-owned subsidiaries, founded in 1986 and headquartered in Charlotte, North Carolina, and operating under the trade name of Swisher®, provides hygiene solutions to customers throughout much of North America and internationally through its global network of company owned operations, franchises and master licensees. These solutions include products and services that are designed to promote superior cleanliness and sanitation in commercial environments, enhancing the safety, satisfaction and well-being of employees and patrons. These solutions are typically delivered by employees on a regularly scheduled basis and may involve 1) the sale of certain consumable products such as chemicals, soap, paper and cleaning supplies, 2) the sale and/or rental of equipment for the dispensing of such products as well as items that require regular maintenance and cleaning such as floor mats, mops, linens and dish machines, and 3) the performance of certain manual cleaning processes. Swisher International, Inc. and Subsidiaries serves customers in a wide range of end-markets, with a particular emphasis on the foodservice, hospitality, retail, industrial and healthcare industries across North America.

Swisher International, Inc. and Subsidiaries is comprised of 60 company owned operations and 15 franchise operations located throughout the United States and Canada and has entered into 10 Master License Agreements covering the United Kingdom, Ireland, Portugal, the Netherlands, Singapore, the Philippines, Taiwan, Korea, Hong Kong/Macau/China, and Mexico.

As discussed in Note 13, on November 2, 2010, Swisher International, Inc. merged with and became a wholly-owned subsidiary of Swisher Hygiene Inc. In accordance with SEC Staff Bulletin Topic 4, the accompanying consolidated audited financial statements have been adjusted to give retroactive effect for the change in reporting entity from Swisher International, Inc. to Swisher Hygiene Inc. As such, references to the “Company” within the audited consolidated financial statements refers to the former Swisher International, Inc. and Subsidiaries.

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Swisher International, Inc. and all its subsidiaries, which are wholly-owned and include the historical financial statements of HB Service, LLC. HB Service, LLC, a limited liability company related to the Company through common ownership, has acquired and operated hygiene service businesses throughout the United States since 2004. Effective July 13, 2010, Swisher International, Inc. entered into a merger agreement with HB Service, LLC. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-45 “Transactions Between Entities Under Common Control,” the financial statements include the operations of HB Service, LLC as if the merger had occurred on January 1, 2007. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and such differences could affect the results of operations reported in future periods.

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers all cash accounts and all highly liquid short-term investments purchased with an original maturity of three months or less to be cash or cash equivalents. As of December 31, 2009 and 2008, the Company did not have any investments with maturities greater than three months.

Accounts Receivable

Accounts receivable consist of amounts due from customers for product sales and services as well as from franchisees and master licensees for product sales, royalties and fees for marketing and administrative services. Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is management’s best estimate of uncollectible amounts and is based on a number of factors, including overall credit quality, age of outstanding balances, historical write-off experience and specific account analysis that projects the ultimate collectability of the outstanding balances. As of December 31, 2009 and 2008, the allowance was $334,156 and $564,635, respectively.

Inventory

Inventories consist of purchased items which are sold to customers and are stated at the lower of cost or market determined using the first in-first out (FIFO) cost method.

The Company routinely reviews inventory for excess and slow moving items as well as for damaged or otherwise obsolete items and for items selling at negative margins. When such items are identified, a reserve is recorded to adjust their carrying value to their estimated net realizable value.

Notes Receivable

Notes receivable consist of amounts due from franchisees and master licensees. Notes receivable are reported net of an allowance for doubtful accounts. The allowance is management’s best estimate of uncollectible amounts and is based on a number of factors including overall franchisee or master licensee credit quality, historical write-off experience and specific account analysis that projects the ultimate collectability of the outstanding balances.

Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Items in service	2 to 5 years
Equipment and furniture	3 to 10 years
Vehicles	3 years
Computer equipment (including leases)	3 years
Computer software	3 to 7 years
Leasehold improvements	3 to 10 years

Items in service consist of various systems that dispense the Company’s cleaning and sanitizing, dish machine and dust control products. Included in the cost of items in service are costs incurred to install the equipment of significant customers with long-term contracts. These costs include labor, parts and supplies. Costs of significant additions, renewals and betterments, are capitalized and depreciated. When an asset is sold or otherwise disposed, the related cost and accumulated depreciation or amortization are removed from the respective accounts and the gain or loss is recognized. Maintenance and repairs are charged to expense when incurred.

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with ASC 350, the Company capitalizes certain costs incurred during the application development stage associated with the development of new software products for internal use. Research and development costs in the preliminary project stage are expensed. Internal and external training costs and maintenance costs in the post-implementation operation stage are also expensed. Amortization of capitalized software development costs commences upon the completion of new products. Amortization is recorded over their estimated useful lives, or sooner if such costs are determined to be impaired.

Goodwill and Other Intangible Assets

The cost of acquisitions in excess of the fair value of the identifiable net assets acquired is recorded as goodwill. Other intangible assets include customer relationships and non-compete agreements. The fair value of these intangible assets at the time of acquisition is estimated based upon discounted future cash flow projections. The customer relationships are amortized on a straight-line basis over the expected average life of the acquired accounts, which is five years based upon a number of factors, including longevity of customers acquired, historical retention rates, etc. The non-compete agreements are amortized on a straight-line basis over the term of the agreements which are between two to five years.

The Company tests goodwill and other intangible assets for impairment for all reporting units on an annual basis or when circumstances change that would more likely than not reduce the fair value of the reporting unit to an amount that is less than its carrying amount. This test includes evaluation of operating performance and discounted cash flow analysis. Management utilizes the discounted cash flow technique as a means for estimating fair value. A discounted cash flow analysis requires making various judgmental assumptions including assumptions about future cash flows, growth rates and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and management’s forecasts. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. As part of this impairment testing, management also assesses the useful lives assigned to the customer relationships and non-compete agreements. For the years ended December 31, 2009, 2008 and 2007, impairment losses on goodwill and other intangible assets totaled $30,000, $223,000 and $131,000, respectively.

Long-lived Assets

In accordance with FASB ASC 360-10-35 “Impairment of Disposal of Long-lived Assets”, losses related to the impairment of long-lived assets are recognized when the carrying amount is not recoverable and exceeds its fair value. When facts and circumstances indicate that the carrying values of long-lived assets may be impaired, management of the Company evaluates recoverability by comparing the carrying value of the assets to projected future cash flows, in addition to other qualitative and quantitative analyses. The Company also performs a periodic assessment of the useful lives assigned to the intangible assets, as previously discussed.

Noncontrolling Interest

In the majority of its acquisitions, the Company acquired 100% of the business; however, in a few instances, the former owner retained a noncontrolling interest. Profit and loss are allocated to the noncontrolling interest based on its pro-rata share.

Revenue Recognition

Revenue from product sales and services is recognized when services are performed or the products are delivered to the customer. Franchise and other revenue include product sales, royalties and other fees charged to franchisees in accordance with the terms of their franchise agreements. Royalties and fees are recognized when earned.

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company has entered into franchise and license agreements which grant the exclusive rights to develop and operate within specified geographic territories for a fee. The initial franchise or license fee is deferred and recognized as revenue when substantially all significant services to be provided by the Company are performed. Direct incremental costs related to franchise or license sales for which revenue has not been recognized is deferred until the related revenue is recognized.

Income Taxes

Effective on January 1, 2007, the company’s shareholders elected that the corporation be taxed under the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the “Code”). Under this provision, the shareholders were taxed on their proportionate share of the company’s taxable income. As a Subchapter S corporation, the company bore no liability or expense for income taxes. For state income tax purposes, the company has net operating losses of approximately $2,247,000, which begin to expire in 2017. However, they may only be utilized if the company revokes its Subchapter S corporation status. HB Service, LLC is a limited liability company and has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under these provisions, the members are taxed on the limited liability company’s taxable income. The company bears no liability or expense for income taxes and none is reflected in these financial statements. As a result of the merger, the company’s Subchapter S election terminated, and the company became a C corporation.

FASB ASC 740-10, “Income Taxes”, clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more likely than not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company’s balance sheet.

The Company includes interest and penalties accrued in accordance with ASC 740-10 in the consolidated financial statements as a component of interest expenses. No significant amounts were required to be recorded as of December 31, 2009, 2008 and 2007. As of December 31, 2009, tax years of 2007 through 2009 remain open to inspection by the Internal Revenue Service.

Foreign Currency Translation

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. The effect of exchange rate fluctuations on translation of assets and liabilities at the balance sheet date are recorded as a component of stockholders’ deficit and accumulated other comprehensive loss. Amounts transferred from accumulated other comprehensive loss upon the sale or liquidation of an investment in a foreign entity is reported as part of the gain or loss on sale or liquidation. Results of operations for foreign operations are translated using the average exchange rates throughout the period.

Fair Value of Financial Instruments

At December 31, 2009 and 2008, the Company did not have any outstanding financial derivative instruments. The carrying amounts of cash and the current portion of accounts and notes receivable approximate fair value due to the short maturity of these instruments. The non-current notes receivable are presented at fair value due to rates generally being at current market rates. The fair value of the Company’s

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

long-term debt, estimated based on the current borrowing rates available to the Company for bank loans with similar terms and maturities, approximates the carrying value of these liabilities.

Loss per Share

Basic and diluted loss per share was computed by dividing net loss less noncontrolling interest by the weighted average number of common shares outstanding during the respective year.

Reclassifications

The consolidated financial statements for the prior years may contain certain reclassifications to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification (“Codification”) as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC”, where ASC stands for Accounting Standards Codification. SFAS 168, now included within FASB ASC 105, “Generally Accepted Accounting Principles”, is effective for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105 did not have an impact on the Company’s results of operations and financial position, but changes the referencing system for accounting standards.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”, now included in FASB ASC 810 “Consolidation”. FASB ASC 810 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. FASB ASC 810 is effective for fiscal years beginning after November 15, 2009, and interim periods within those years. The Company does not expect the adoption of FASB ASC 810 to have a material impact on its results of operations and financial position.

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140”, now included in FASB ASC 860, “Transfers and Servicing”. FASB ASC 860 amends the derecognition guidance in FASB Statement No. 140 and eliminates the exemption from consolidation for qualifying special-purpose entities. FASB ASC 860 is effective for fiscal years beginning after November 15, 2009, and interim periods within those years. The Company does not expect the adoption of FASB ASC 860 to have a material impact on its results of operations and financial position.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”, now referred to as FASB ASC 855 “Subsequent Events”. FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or are available to be issued. FASB ASC 855 requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. This disclosure is intended to alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FASB ASC 855 is effective on a prospective basis for interim or annual periods ending after June 15, 2009. The adoption of FASB ASC 855 did not have an impact on the Company’s results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, now included within FASB ASC 815, “Derivatives and Hedging”. FASB ASC 815 requires companies with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB ASC 815 and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. FASB ASC 815 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The adoption of FASB ASC 815 did not have an impact on the Company’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, now included within FASB ASC 810. FASB ASC 810 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income (loss) attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. FASB ASC 810 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption of FASB ASC 810 did not have an impact on the Company’s results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, now included within FASB ASC 805 “Business Combinations”. FASB ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. FASB ASC 805 also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. This standard is effective for fiscal years beginning after December 15, 2008 and adoption of FASB ASC 805 did not have a significant impact on the Company’s results of operations or financial position.

NOTE 3 —	ACQUISITIONS

For the three years ended December 31, 2009, the Company acquired 23 of its Franchises, the license rights to the United Kingdom and two businesses owned by unrelated parties. The results of operations of these acquisitions have been included in the Company’s consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant in relation to the Company’s consolidated financial results and therefore pro forma financial information is not presented.

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed at the date of acquisition for acquisitions made during the three years ended December 31, 2009:

	2009	2008	2007

Number of businesses acquired	19	1	5

Net tangible assets acquired:
Accounts receivable	$932,083	$61,000	$772,066
Inventory	219,910	1,000	122,300
Property and equipment	676,548	18,879	197,012
Other assets	3,860	—	1,275
Accounts payable and accrued expenses	(808,111)	—	(969,576)

	1,024,290	80,879	123,077

Identifiable intangible assets:
Customer relationships	2,210,000	128,000	607,000
Non-compete agreements	750,000	—	118,000

Total	2,960,000	128,000	725,000

Goodwill — net of bargain purchases	4,909,038	322,121	2,652,537

Aggregate purchase price	8,893,328	531,000	3,500,614
Less: Noncontrolling interest	100,000	—	—
Less: Notes issued on acquisition	7,954,305	240,000	1,421,517

Cash paid on acquisitions	$839,023	$291,000	$2,079,097

Tangible assets acquired consist of accounts receivable, inventory, and property and equipment. Liabilities assumed are accounts payable and other accrued expenses. For the year ended December 31, 2009, bargain purchases totaled $94,107 which are included in other income in the accompanying consolidated statement of operations and comprehensive loss.

NOTE 4 —	NOTES RECEIVABLE

Notes receivable represent franchisee and master licenses as of December 31, 2009 and 2008 and consist of the following:

	2009	2008

Note receivable:
Franchisee	$—	$85,295
Master license — Australia and New Zealand	357,261	357,261
Master license — United Kingdom	786,595	—

	1,143,856	442,556
Less: allowance for doubtful accounts	(357,261)	(357,261)

	786,595	85,295
Less: current portion	(54,674)	(85,295)

Long-term portion	$731,921	$—

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The note due from a franchisee bore interest of 2.75% over the 30-Day LIBOR rate. During 2009, this franchisee was acquired by the Company and the debt was part of the consideration.

As a result of a default in 2007 by the Australia and New Zealand master licensee and the uncertainty that the amount will ultimately be collected, an allowance has been provided for the entire amount due.

In January 2009, the Company entered into a UK Master License Agreement and sold certain assets of its UK subsidiary to an unrelated third party (the “UK Master Licensee”). The purchase price for the Master License was $137,650, which is payable in monthly installments through 2014 with interest at 6%. The purchase price for the assets of the business was $854,807 and is payable monthly based on the percentage of monthly revenue the Master Licensee earns from its customers through January 2019. These amounts were recorded as Notes Receivable based on the cash flow expected to be received from these payments discounted at 8.08%. The balance due at December 31, 2009 from the UK Master Licensee was $786,595 and is expected to be repaid as follows:

2010	$54,674
2011	69,305
2012	78,500
2013	88,582
2014	67,857
Thereafter	427,677

$786,595

In connection with the sale of the UK Master License discussed above, a gain of $128,481 net of a loss of $221,466 resulting from the reclassification of the accumulated other comprehensive loss to operating results was recognized under the installment sales method and was recorded as deferred revenue. During the year ended December 31, 2009, $3,723 of the gain was recognized.

NOTE 5 —	PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Items in service	$10,264,929	$7,138,496
Equipment and furniture	2,084,957	1,944,730
Vehicles	466,986	436,027
Computer equipment	895,171	899,140
Computer software	5,891,775	4,996,924
Leasehold improvements	322,707	320,780

	19,926,525	15,736,097
Less: accumulated depreciation and amortization	(12,067,043)	(9,085,281)

	$7,859,482	$6,650,816

As of December 31, 2009 and 2008, computer software includes costs of $4,688,063 and $4,004,074, respectively, for the development of a new technology platform for field service operations, accounting, billing and collections. Included in those costs are payroll and interest costs of $1,669,564 and $1,200,848 at December 31, 2009 and 2008, respectively. Depreciation and amortization expense for those assets during the years ended December 31, 2009, 2008 and 2007 was $3,018,459, $3,542,061 and $2,809,438, respectively.

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 —	GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets have been recognized in connection with the acquisitions described in Note 3, which is expected to be fully deductible for tax purposes. For the years ended December 31, 2009, 2008 and 2007, amortization was $1,725,593, $1,664,571 and $1,604,128, respectively. Total accumulated amortization on these intangible assets was $7,596,951 and $5,841,358 at December 31, 2009 and 2008, respectively.

In November 2004, HB Fairview Holdings LLC (“HB Fairview”) was formed by the Company’s shareholders to acquire Swisher International, Inc. At that time the former President of the Company and his spouse (the “Sellers”) and HB Fairview entered into a Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, HB Fairview acquired majority ownership of the Company. In connection with the sale of stock to HB Fairview and in consideration for an agreement not to compete, the Company forgave debt owed to the Company by the President in the amount of $1,447,399 (including a note receivable for stock with a discounted balance of $270,103) and made a subsequent payment of $500,000 in April 2005. The Company recorded an intangible asset for the non-compete agreement for the total amount of $1,947,399 and it was amortized over the five years ending in October 2009.

Changes in the carrying amount of goodwill and other intangible assets for the three years ended December 31, 2009, are as follows:

	2009	2008	2007

Goodwill
Beginning balance	$13,668,316	$13,659,820	$11,110,283
Goodwill acquired	5,003,145	322,121	2,652,537
Foreign currency adjustment	—	(113,625)	—
Sale of UK subsidiary	(317,972)	—	—
Impairment	—	(200,000)	(103,000)

Ending balance	$18,353,489	$13,668,316	$13,659,820

Customer Relationships
Beginning balance	$1,744,981	$2,720,330	$3,171,059
Customers acquired	2,210,000	128,000	607,000
Amortization	(1,158,965)	(1,080,349)	(1,029,729)
Impairment	(30,000)	(23,000)	(28,000)

Ending balance	$2,766,016	$1,744,981	$2,720,330

Non-compete Agreements
Beginning balance	$631,070	$1,215,292	$1,671,691
Agreements	750,000	—	118,000
Amortization	(566,628)	(584,222)	(574,399)
Impairment	—	—	—

Ending balance	$814,442	$631,070	$1,215,292

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, future amortization of customer relationships and non-compete agreements for the next five years is as follows:

2010	$1,266,526
2011	849,501
2012	671,123
2013	543,761
2014	249,547

$3,580,458

NOTE 7 —	LONG-TERM DEBT

Long-term debt as of December 31, 2009 and 2008 consists of the following:

	2009	2008

Line of credit agreement dated March 2008. Interest is payable monthly at one month LIBOR plus 2.35% at December 31, 2009, and one month LIBOR plus 1.95% at December 31, 2008, maturing in January 2011. Interest rate of 2.58% and 3.03% at December 31, 2009 and 2008, respectively	$9,946,932	$9,946,932
Line of credit agreement dated June 2008. Interest is payable monthly at one month LIBOR plus 1.50% at December 31, 2009, and one month LIBOR plus 1.35% at December 31, 2008, maturing in January 2011. Interest rate of 1.73% and 2.43% at December 31, 2009 and 2008, respectively	15,000,000	15,000,000
Notes payable under Master Loan and Security Agreement, due in monthly installments at December 31, 2009 of $62,776, maturing at various times through 2012. Interest is payable monthly at a weighted average interest rate of 6.64% and 6.94% at December 31, 2009 and 2008, respectively	899,977	1,609,903
Acquisition notes payable to sellers, due in monthly installments totaling $145,333	8,197,091	808,489
Capitalized lease obligations, due in monthly installments totaling $9,605	281,131	202,204

	34,325,131	27,567,528
Current portion	(2,295,290)	(26,224,182)

Long-term portion	$32,029,841	$1,343,346

As of December 31, 2009, principal payments due on long-term debt, including capital leases, is as follows:

2010	$2,295,290
2011	26,836,604
2012	2,037,158
2013	904,414
2014	761,033
Thereafter	1,490,632

$34,325,131

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November 2005, the Company entered into a revolving line of credit for a maximum borrowing of up to $5,000,000 which was to expire in November 2008. In March 2008, this line was replaced with a new line of credit for a maximum borrowing of up to $10,000,000. The $5,000,000 increase in the new line of credit is personally guaranteed by a shareholder. The new agreement matures on January 1, 2011. Borrowings under these lines are used for general working capital purposes, capital expenditures and acquisitions. In addition to the personal guarantee of a shareholder for $5,000,000 of the new line, both lines are secured by substantially all the assets of the Company not otherwise encumbered. This credit facility contains various restrictive covenants which limit or prevent, without the express consent of the bank, making loans, advances, or other extensions of credit, change in control, consolidation, mergers or acquisitions, issuing dividends, selling, assigning, leasing, transferring, or disposing of any part of the business and incurring indebtedness (Loan and Security Agreement discussed below). The bank has waived the Company’s noncompliance with certain reporting requirements and meeting minimum financial thresholds as of and for the year ended December 31, 2009.

In September 2006, the Company entered into a $15,000,000 revolving credit facility. The credit facility could be repaid at any time in full without penalty or could be terminated by the bank upon giving 120 days notice, which could not be earlier than September 2007. The note was personally guaranteed by the shareholders. The credit facility contained various restrictive covenants which limited or prevented, without the express consent of the bank, making loans, advances, or other extensions of credit, change in control, consolidation, mergers or acquisitions, issuing dividends, selling, assigning, leasing, transferring, or disposing of any part of the business and incurring indebtedness. In June 2008, this facility was repaid in full and the Company entered into a new revolving credit facility, which had a maturity of June 2009. The credit facility was modified in 2009 to extend the maturity date to January 1, 2011. The note is personally guaranteed by one of the shareholders. The credit facility contains various restrictive covenants which limit or prevent, without the express consent of the bank, making loans, advances, or other extensions of credit, change in control, consolidation, mergers or acquisitions, issuing dividends, selling, assigning, leasing, transferring or disposing of any part of the business and incurring indebtedness. The bank has waived the Company’s noncompliance with certain reporting requirements and meeting minimum financial thresholds as of and for the year ended December 31, 2009.

In January 2006, the Company entered into agreements for the development of a new software platform for field service operations, accounting, billings and collections. Substantially all the software development cost is being financed through a Master Loan and Security Agreement (the “Agreement”). Borrowings under the Agreement are secured by a first security interest in the software or hardware acquired. The Agreement prevents a change in control in excess of 20 percent unless the acquiring entity assumes all the obligations of the Company under the Agreement and the net tangible assets and net worth after consolidation, sale or merger is at least equal to the net tangible assets and the net worth of the Company immediately before the consolidation, sale or merger.

During the year ended December 31, 2009, 2008 and 2007, the Company incurred or assumed $8,191,440, $240,000 and $1,492,000, respectively, of debt to sellers in connection with certain acquisitions (Note 3). Two of the seller notes payable totaling $3,050,000 are secured by letters of credit, which are guaranteed by shareholders, the remaining notes payable are secured by the Company. At December 31, 2009, total seller notes payable were due in monthly installments totaling $145,333 and bore interest at rates ranging between 2.5% and 11%. At December 31, 2008, these obligations were due in monthly installments totaling $42,654 and bore interest at rates ranging between 5% and 6%. The obligations mature at various times through 2019.

The Company has entered into capitalized lease obligations with third party finance companies to finance the cost of certain warewashing equipment. At December 31, 2009, these obligations are due in monthly installments totaling $9,605 and bear interest at rates ranging between 6.74% and 11.45%. At December 31,

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008, these obligations are due in monthly installments totaling $5,543 and bear interest at rates ranging between 6.77% and 11.45%.

NOTE 8 —	ADVANCES FROM SHAREHOLDERS

The Company borrowed $16,845,000 and $5,000,000 as of December 31, 2009 and 2008, respectively, under an unsecured note payable to one of its shareholders. The note matured in June 2010 and was extended to June 2011. The note bears interest at the one-month LIBOR rate plus 2.0%. Interest was 2.23% at December 31, 2009. Interest accrued on this note is included in accrued expenses of $348,586 and $164,422 at December 31, 2009 and 2008, respectively.

Additionally, in 2009, another shareholder of the Company advanced the Company $800,000 (non-interest bearing), which was subsequently repaid in 2010. This balance of $800,000 at December 31, 2009 is included in the current portion of advances from shareholders.

NOTE 9 —	COMMITMENTS AND CONTINGENCIES

The Company has entered into a Master Guaranty Agreement with a third party lessor. As of December 31, 2009 and 2008, the total obligations guaranteed under the agreement were $195,965 and $236,590, respectively.

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company leases its headquarters and other facilities, equipment and vehicles under operating leases that expire at varying times through 2017. Future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009 are as follows:

2010	$2,120,315
2011	1,558,851
2012	1,159,900
2013	808,104
2014	655,886
Thereafter	1,189,302

$7,492,358

Total rent expense for operating leases, including those with terms of less than one year was $2,352,469, $2,270,373, and $2,172,360 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 10 —	SEGMENT INFORMATION

The Company primarily provides commercial hygiene services and products throughout much of the United States, and additionally operates a worldwide franchise and license system to provide the same products and services in markets where Company owned operations do not exist. The Company manages, allocates resources and reports in one business segment. In connection with franchisees, the Company earns royalties and fees for marketing and administrative services provided and product revenue. In 2008 and 2007, through a wholly-owned subsidiary, Swisher Hygiene Services UK, Ltd. (“SHS”), the Company operated in the UK in much the same fashion as in the US. As the franchisor, SHS had both franchisees and company operations and serviced the varied customer base on a weekly basis. In January 2009, the Company sold its UK operations to a new Master Licensee. During 2009, 2008 and 2007, SHS earned total revenue for fees and

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

product sales of $221,225, $1,955,674 and $1,155,036, respectively. In other international locations, the Company earns royalty fees and product revenue from Master Licensees. Total revenue from international locations (including the UK in 2009) was $1,805,762, $3,406,838 and $2,656,997, for the years ended December 31, 2009, 2008 and 2007, respectively.

FASB ASC 280, “Segment Reporting,” establishes standards for reporting information regarding operating segments in annual financial statements. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group in making decisions on how to allocate resources and assess performance. The Company’s chief operating decision-maker, as defined under FASB ASC 280, is the Company’s chief executive officer. Based on the information reviewed by its chief executive officer, the Company operates in one business segment.

NOTE 11 —	RELATED PARTY TRANSACTIONS

During 2009, the Company was advanced cash by a shareholder totaling $800,000. The balance is recorded as a short-term obligation as advances from shareholder. Other advances from shareholders totaling $16,845,000 and $5,000,000 as of December 31, 2009 and 2008, respectively, are included as long-term obligations under advances from shareholder. Advances from a shareholder, with an outstanding balance of $461,962 were converted to additional paid-in capital in 2008.

Prior to 2008, the Company was subleasing space at its corporate headquarters to a company owned by a shareholder/director on a year-to-year basis. For the year ended December 31, 2007, the total amount of sublease income was $60,000.

For the years ended December 31, 2009, 2008 and 2007, the Company incurred $46,200, $60,399 and $157,898, respectively, for training course development and utilization of the delivery platform from a company, the majority of which is owned by a partnership in which a shareholder and another director have a controlling interest. Included in accrued expenses at December 31, 2009 is $145,586 due to this company.

The Company had agreed to pay a company, related by common ownership with one of the members, a fee for services provided, including product development, marketing and branding strategy, and management advisory assistance. The total of these fees were $100,000, $100,000 and $200,000, for the years ended December 31, 2008, 2007 and 2006, respectively. In 2009, the related company waived it rights to these fees and accordingly, the accrued balance of $500,000, which was outstanding as of the end of 2008, has been recorded in forgiveness of debt.

NOTE 12 —	SUPPLEMENTAL FINANCIAL INFORMATION

Other Noncurrent Assets

Other noncurrent assets as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Trademarks	$123,830	$42,886
Employee advances	135,000	—
Deposits	191,864	169,047
Contract acquisition costs	152,981	—
Other noncurrent assets	26,700	65,558

	$630,375	$277,491

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities as of December 31, 2009 and 2008 consist of the following:

	2009	2008

Salaries and payroll taxes	$517,819	$999,673
Occupancy costs	312,892	410,935
Professional fees	365,000	1,173,921
Interest	367,232	174,849
Deferred revenue — current portion	12,758	—
Other accrued expenses	1,009,151	1,321,740

	$2,584,852	$4,081,118

Supplemental Disclosure of Cash Flow Information

Supplemental cash flow information with respect to the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007

Cash received during the year for:
Interest	$54,797	$10,337	$56,013
Cash paid during the year for:
Interest	$761,107	$1,310,821	$1,340,881
Notes payable issued on acquisitions	$7,954,305	$240,000	$1,421,517
Member advances converted to equity	$—	$461,962	$—

NOTE 13 —	SUBSEQUENT EVENTS

The Company evaluated all events and transactions through November 2, 2010, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events except for the following:

Effective July 13, 2010, Swisher International, Inc. entered into a merger agreement with HB Service, LLC, related through common ownership. See description of the transaction in Note 2 to the consolidated financial statements.

On August 17, 2010, the Company entered into a merger agreement (the “Merger Agreement”) under which all of the outstanding common shares of the Company were to be exchanged for 57,789,630 common shares of CoolBrands International Inc. (“CoolBrands”), such that the Company would become a wholly-owned subsidiary of CoolBrands (the “Merger”). Immediately prior to signing the Merger Agreement, CoolBrands had 56,185,433 shares outstanding, which remain outstanding. Immediately before the Merger, CoolBrands completed its Redomestication to Delaware from Ontario, Canada and became Swisher Hygiene Inc. (“Swisher Hygiene”). On November 2, 2010, the Company completed the Merger and became a wholly-owned subsidiary of Swisher Hygiene. In the Merger, the former stockholders of Swisher International, Inc. received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene. The stockholders of CoolBrands retained 52% of the company. The share exchange will be accounted for under SEC reporting rules Financial Reporting Manual Topic 12 constituting a reverse acquisition and is considered to be a capital transaction, in substance, rather than a business combination. The transaction is effectively a reverse recapitalization equivalent to the issuance of

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock by a private company for the net monetary assets of the non-operating corporation accompanied by the recapitalization. Accordingly, the accounting for the share exchange will be similar to that resulting from a reverse acquisition; except that the transaction will be consummated at book value and no goodwill or intangible assets will be recognized. In accordance with SEC Staff Accounting Bulletin Topic 4, the accompanying financial statements have been adjusted to give retroactive effect for the change in reporting entity from Swisher International, Inc. to Swisher Hygiene, Inc., and to reflect the change in capital structure as a result of the Merger. Such change resulted in an increase in the number of authorized shares from 15,000,000 to 400,000,000 and an increase in common stock and corresponding decrease in additional paid-in capital of $45,661 for the years ended December 31, 2009 and 2008.

Since December 31, 2009, the Company has acquired three franchisees and four additional companies from unrelated third-parties. The aggregate purchase price for these acquisitions was $4,020,000.

Since December 31, 2009, one of the shareholders advanced $6,600,000 to the Company for working capital purposes and $1,270,000 for the above acquisitions. Pursuant to this Merger Agreement, these advances will be repaid in November 2010. In addition $4,600,000 of the working capital advances, along with the $16,845,000 outstanding as of December 31, 2009 plus accrued interest have been converted into equity as of November 2, 2010.

On November 2, 2010, our board of directors approved the Swisher Hygiene Inc. 2010 Stock Incentive Plan (the “Plan”) to attract, retain, motivate and reward key officers and employees. The Plan, which is subject to stockholder and the Toronto Stock Exchange (“TSX”) approval, allows for grant of stock options, restricted stock units and other equity instruments up to a total of 6,000,000 shares of our common stock. Under the Plan, the board approved awards of options to purchase 1,001,137 shares of our common stock. The options vest in four equal annual installments beginning on the first anniversary of the grant date and are exercisable at $4.18 per share. The options expire in 2020. The board also approved the award of 2,507,449 restricted stock units at $4.18 per share. The restricted stock units vest in four equal annual installments beginning on the first anniversary of the grant date.

Board of Directors
Swisher Hygiene Inc.
Charlotte, North Carolina

ACCOUNTANTS’ REVIEW REPORT

We have reviewed the consolidated balance sheet of Swisher Hygiene Inc. and subsidiaries as of September 30, 2010 and the related consolidated statements of operations, for the three and nine month periods ended September 30, 2010 and 2009, and the consolidated statements of stockholders’ deficit and accumulated other comprehensive loss and cash flows for the nine month periods ended September 30, 2010 and 2009. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board, the consolidated balance sheet of Swisher Hygiene Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholders’ deficit and accumulated other comprehensive loss and cash flows for the year then ended (not presented herein); and in our report dated November 2, 2010, we expressed an unqualified opinion on those consolidated financial statements.

/s/  Scharf Pera & Co., PLLC

Charlotte, North Carolina
November 2, 2010

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2010 AND DECEMBER 31, 2009

	(Unaudited)
	September 30,	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	$643,603	$1,270,327
Accounts receivable, net of allowance	5,786,311	4,954,010
Inventory	2,226,700	1,295,784
Notes receivable	62,722	54,674
Prepaid expenses	194,816	187,419

Total current assets	8,914,152	7,762,214

Property and equipment, net	9,430,040	7,859,482

Other assets
Goodwill	20,001,494	18,353,489
Customer relationships	3,029,061	2,766,016
Non-compete agreements	1,008,451	814,442
Other intangible assets	164,334	—
Notes receivable	712,257	731,921
Other noncurrent assets	778,190	630,375

Total other assets	25,693,787	23,296,243

	$44,037,979	$38,917,939

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$7,074,209	$3,604,266
Accrued expenses and other current liabilities	4,748,796	2,584,852
Long-term debt, current portion	27,711,526	2,295,290
Advances from shareholder	22,395,000	800,000

Total current liabilities	61,929,531	9,284,408

Long-term debt, less current portion	6,837,157	32,029,841
Advances from shareholder, less current portion	2,000,000	16,845,000
Deferred revenue, less current portion	124,760	112,000

Total noncurrent liabilities	8,961,917	48,986,841

Commitments and contingencies	—	—

Stockholders’ deficit
Common stock, par value $0.001, authorized 400,000,000 shares; 57,789,630 shares issued and outstanding at June 30, 2010 and December 31, 2009	57,790	57,790
Additional paid-in capital	27,487,740	27,487,740
Accumulated deficit	(54,508,159)	(47,000,736)

Total Swisher Hygiene, Inc. stockholders’ deficit	(26,962,629)	(19,455,206)
Non-controlling interest	109,160	101,896

Total deficit	(26,853,469)	(19,353,310)

	$44,037,979	$38,917,939

See Accompanying Accountants’ Review Report and Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenue
Products and service	$13,922,134	$11,376,973	$39,489,707	$31,598,952
Franchise and other	2,138,945	3,054,293	6,463,863	10,074,268

Total revenue	16,061,079	14,431,266	45,953,570	41,673,220

Costs and Expenses
Cost of sales	6,107,686	5,810,276	16,870,196	16,293,801
Route expenses	3,511,409	3,174,906	9,859,640	9,167,683
Selling, general and administrative	7,521,046	6,368,549	20,895,398	17,065,873
Merger-related expenses	1,425,855	—	1,425,855	—
Depreciation and amortization	1,272,266	1,180,348	3,399,004	3,695,980

Total costs and expenses	19,838,262	16,534,079	52,450,093	46,223,337

Loss from Operations	(3,777,183)	(2,102,813)	(6,496,523)	(4,550,117)

Other Income (Expense)
Interest income	13,196	41,171	49,877	41,367
Interest expense	(371,093)	(257,640)	(1,053,513)	(706,460)
Gain from bargain purchases	—	56,670	—	56,670

Total other income (expense)	(357,897)	(159,799)	(1,003,636)	(608,423)

Net Loss	(4,135,080)	(2,262,612)	(7,500,159)	(5,158,540)
Net Income Attributable to Non-controlling Interest	(5,393)	—	(7,264)	—

Net Loss Attributable to Swisher Hygiene Inc.	$(4,140,473)	$(2,262,612)	$(7,507,423)	$(5,158,540)

Loss per share -
Basic and diluted	$(0.07)	$(0.04)	$(0.13)	$(0.09)

Weighted-average common shares used in the computation of earnings per share - basic and diluted	57,789,630	57,789,630	57,789,630	57,789,630

See Accompanying Accountants’ Review Report and Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND
ACCUMULATED OTHER COMPREHENSIVE LOSS FOR THE
NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

					Accumulated
			Additional		Other	Non-
	Common Stock		Paid-in	Accumulated	Comprehensive	controlling
	Shares	Amount	Capital	Deficit	Loss	Interest	Total

Balance as of December 31, 2008	57,789,630	$57,790	$27,602,740	$(39,739,851)	$(221,466)	—	$(12,300,787)
Liquidation of foreign subsidiary	—	—	—	—	221,466	—	221,466
Distributions	—	—	(115,000)	—	—	—	(115,000)
Net loss	—	—	—	(5,158,540)	—	—	(5,158,540)

Balance as of September 30, 2009 (unaudited)	57,789,630	57,790	27,487,740	(44,898,391)	—	—	(17,352,861)
Contributions of equity on acquisition	—	—	—	—	—	100,000	100,000
Net loss	—	—	—	(2,102,345)	—	1,896	(2,100,449)

Balance as of December 31, 2009	57,789,630	57,790	27,487,740	(47,000,736)	—	101,896	(19,353,310)
Net loss	—	—	—	(7,507,423)	—	7,264	(7,500,159)

Balance as of September 30, 2010 (unaudited)	57,789,630	$57,790	$27,487,740	$(54,508,159)	—	$109,160	$(26,853,469)

See Accompanying Accountants’ Review Report and Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009
(Unaudited)

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2010	2009

Cash used in operating activities
Net loss	$(7,500,159)	$(5,158,540)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,399,004	3,695,980
Gain from bargain purchase	—	(56,670)
Provision for bad debt	153,904	270,431
Changes in working capital components:
Accounts receivable	(421,065)	759,487
Inventory	(730,566)	101,629
Prepaid expenses and other assets	(142,451)	(353,081)
Accounts payable and accrued expenses	4,281,632	94,678

Cash used in operating activities	(959,701)	(646,086)

Cash used in investing activities
Purchases of property and equipment	(3,657,192)	(1,950,456)
Net change in notes receivable	11,616	(48,953)
Acquisitions	(890,000)	(529,950)
Other	—	6,979

Cash used in investing activities	(4,535,576)	(2,522,380)

Cash provided by financing activities
Distributions to shareholders	—	(115,000)
Proceeds from advances from shareholder	7,550,000	4,295,000
Repayments on advances from shareholder	(800,000)	—
Net principal payments on long-term debt	(1,881,447)	(1,118,589)

Cash provided by financing activities	4,868,553	3,061,411

Net decrease in cash and cash equivalents	(626,724)	(107,055)
Cash and cash equivalents at beginning of year	1,270,327	341,722

Cash and cash equivalents at end of period	$643,603	$234,667

See Accompanying Accountants’ Review Report and Notes to Consolidated Financial Statements

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 —	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements of Swisher Hygiene Inc. and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America and should be read in conjunction with the audited financial statements and notes thereto contained in Swisher Hygiene Inc. and Subsidiaries’ audited financial statements for the year ended December 31, 2009. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results expected for the full year. Notes to the unaudited consolidated interim financial statements which would substantially duplicate the disclosures contained in the audited consolidated financial statements for fiscal year ended December 31, 2009 have been omitted.

Effective July 13, 2010, Swisher International, Inc. entered into a merger agreement with HB Service, LLC, related through common ownership. See description of the transaction in Note 2 to the consolidated audited financial statements.

As discussed in Note 5, on November 2, 2010, Swisher International, Inc. merged with and became a wholly-owned subsidiary of Swisher Hygiene, Inc. and in accordance with SEC Staff Bulletin Topic 4, the accompanying unaudited consolidated interim financial statements have been adjusted to give retroactive effect for the change in reporting entity from Swisher International, Inc. to Swisher Hygiene Inc. As such, references to “the Company” within the unaudited consolidated interim financial statements refers to the former Swisher International, Inc. and Subsidiaries.

In accordance with SEC Staff Accounting Bulletin Topic 5, the Company is expensing all professional and legal fees incurred in connection with the ongoing registration process for the Company’s existing shares as these expenses are not being incurred in connection with the issuance of equity.

NOTE 2 —	BUSINESS DESCRIPTION

Swisher International, Inc. and its wholly-owned subsidiaries, founded in 1986 and headquartered in Charlotte, North Carolina, and operating under the trade name of Swisher®, provides hygiene solutions to customers throughout much of North America and internationally through its global network of company owned operations, franchises and master licensees. These solutions include products and services that are designed to promote superior cleanliness and sanitation in commercial environments, while enhancing the safety, satisfaction and well-being of employees and patrons. These solutions are typically delivered by employees on a regularly scheduled basis and may involve 1) the sale of certain consumable products such as chemicals, soap, paper and cleaning supplies, 2) the sale and/or rental of equipment for the dispensing of such products as well as items that require regular maintenance and cleaning such as floor mats, mops, linens and dish machines, and 3) the performance of certain manual cleaning processes. The Company serves customers in a wide range of end-markets, with a particular emphasis on the foodservice, hospitality, retail, industrial and healthcare industries across North America.

The Company has 65 company owned operations and 12 franchise operations located throughout the United States and Canada and has entered into 10 Master License Agreements covering the United Kingdom, Ireland, Portugal, the Netherlands, Singapore, the Philippines, Taiwan, Korea, Hong Kong/Macau/China, and Mexico.

See Accompanying Accountants’ Review Report

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 —	ACQUISITIONS

For the nine months ended September 30, 2010, the Company acquired three franchises, and three businesses owned by unrelated parties. The results of operations of these acquisitions have been included in the Company’s consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant to the Company’s consolidated financial results and therefore, proforma financial information is not presented.

The allocation of purchase price associated with these business combinations is provisional pending receipt of valuation reports and other analysis for certain acquired assets and assumed liabilities. The following table summarizes the current estimated aggregate fair values of the assets acquired and liabilities assumed at the date of acquisition for the acquisitions made during the nine months ended September 30, 2010:

Net tangible assets acquired
Accounts receivable	$565,140
Inventory	200,350
Property and equipment	321,083
Accounts payable and accrued expenses	(1,352,254)

(265,681)

Identifiable intangible assets:
Customer relationships	1,050,000
Non-compete agreements	395,000
Other intangible assets	170,000

Total	1,615,000

Goodwill	1,645,681

Aggregate purchase price	2,995,000
Less: Notes issued on acquisition	2,105,000

Cash paid on acquisitions	$890,000

NOTE 4 —	ADVANCES FROM SHAREHOLDER

The Company borrowed $21,445,000 and $16,845,000 as of September 30, 2010 and December 31, 2009, respectively, under an unsecured note payable to one of its shareholders. The note matured in June 2010, but was extended to June 2011. These advances, plus accrued interest, were converted to equity upon completion of the Merger (See Note 5). The note bears interest at the one month LIBOR rate plus 2.0%. Interest was 2.26% and 2.23% at September 30, 2010 and December 31, 2009, respectively. Interest accrued on this note is included in accrued expenses and was $708,213 and $348,586 at September 30, 2010 and December 31, 2009, respectively.

On August 9, 2010, the Company borrowed $2,000,000 from one of its shareholders pursuant to an unsecured promissory note. The note matures on the earlier of the one year anniversary of the effective time of the Merger or January 1, 2012. The note bears interest at the short-term Applicable Federal Rate and the interest rate will adjust on a monthly basis as the short-term Applicable Federal Rate adjusts. To date, no interest or principal has been paid. As of September 30, 2010, the outstanding amount owing under the note was $2,001,425. Upon an event of default, as defined in the promissory note, the entire unpaid principal balance of the note and accrued interest shall be immediately due and payable.

See Accompanying Accountants’ Review Report

SWISHER HYGIENE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On August 31, 2010, the Company borrowed $950,000 from one of its shareholders pursuant to an unsecured promissory note. The note bears interest at the short-term Applicable Federal Rate and the interest rate adjusts on a monthly basis as the short-term Applicable Federal Rate adjusts. The note matured at the effective time of the Merger and was paid in connection with the closing.

NOTE 5 —	SUBSEQUENT EVENTS

The Company evaluated all events and transactions through November 2, 2010, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events except for the following:

On August 17, 2010, the Company entered into a merger agreement (the “Merger Agreement”) under which all of the outstanding common shares of the Company were to be exchanged for 57,789,630 common shares of CoolBrands International Inc. (“CoolBrands”), such that the Company would become a wholly-owned subsidiary of CoolBrands (the “Merger”). Immediately prior to signing the Merger Agreement, CoolBrands had 56,185,433 shares outstanding, which remain outstanding. Immediately before the Merger, CoolBrands completed its Redomestication to Delaware from Canada and became Swisher Hygiene Inc. (“Swisher Hygiene”). On November 2, 2010, the Company completed the Merger and became a wholly-owned subsidiary of Swisher Hygiene. In the Merger, the former stockholders of Swisher International, Inc. received 57,789,630 shares of Swisher Hygiene common stock, representing, on a fully diluted basis, a 48% ownership interest in Swisher Hygiene. The stockholders of CoolBrands retained 52% of the company. The share exchange will be accounted for under SEC reporting rules Financial Reporting Manual Topic 12 constituting a reverse acquisition and is considered to be a capital transaction, in substance, rather than a business combination. The transaction is effectively a reverse recapitalization equivalent to the issuance of stock by a private company for the net monetary assets of the non-operating corporation accompanied by the recapitalization. Accordingly, the accounting for the share exchange will be similar to that resulting from a reverse acquisition; except that the transaction will be consummated at book value and no goodwill or intangible assets will be recognized. In accordance with SEC Staff Accounting Bulletin Topic 4, the accompanying financial statements have been adjusted to give retroactive effect for the change in reporting entity from Swisher International, Inc. to Swisher Hygiene Inc., and to reflect the change in capital structure as a result of the Merger. Such change resulted in an increase in the number of authorized shares from 15,000,000 to 400,000,000 and an increase in common stock and corresponding decrease in additional paid-in capital of $45,661 for the six months ended June 30, 2010 and the year ended December 31, 2009.

Since September 30, 2010, the Company has acquired a company from an unrelated third-party. The aggregate purchase price for this acquisition was $400,000.

On November 2, 2010, our board of directors approved the Swisher Hygiene Inc. 2010 Stock Incentive Plan (the “Plan”) to attract, retain, motivate and reward key officers and employees. The Plan, which is subject to stockholder and TSX approval, allows for grant of stock options, restricted stock units and other equity instruments up to a total of 6,000,000 shares of our common stock. Under the Plan, the board approved awards of options to purchase 1,001,137 shares of our common stock. The options vest in four equal annual installments beginning on the first anniversary of the grant date and are exercisable at $4.18 per share. The options expire in 2020. The board also approved the award of 2,507,449 restricted stock units at $4.18 per share. The restricted stock units vest in four equal annual installments beginning on the first anniversary of the grant date.

See Accompanying Accountants’ Review Report

Report of Independent Registered Public Accounting Firm

To the Shareholders of
CoolBrands International Inc.

We have audited the accompanying consolidated balance sheets of CoolBrands International Inc. (the Company) as of August 31, 2010 and 2009, and the related consolidated statements of income and other comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
October 25, 2010, except as to Note 16, which is as of November 2, 2010

CoolBrands International Inc.

Consolidated Balance Sheets
As at August 31, 2010 and 2009

	2010	2009
	$	$
	(Amounts expressed in thousands of Canadian dollars)

ASSETS
Current assets
Cash and cash equivalents (note 3)	28,847	17,907
Short-term investments (note 3)	35,839	43,991
Interest receivable	—	821
Current assets of discontinued operations (note 4)	50	135
Prepaid expenses	58	88
Other assets (note 6)	1,306	3,575

	66,100	66,517
Property, plant and equipment (note 5)	—	84
Other assets (note 6)	368	483

	66,468	67,084

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	741	205
Current liabilities of discontinued operations (note 4)	2,080	3,163

	2,821	3,368
Other liabilities (note 8)	2,930	3,179

	5,751	6,547

Shareholders’ Equity
Capital stock (note 9)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding 56,205,433 (2009 — 56,075,433) shares	139,485	139,388
Accumulated paid-in capital	54,176	54,070
Accumulated other comprehensive loss	(46,441)	(45,959)
Deficit	(86,503)	(86,962)

	60,717	60,537

	66,468	67,084

Contingencies (note 14)

Director	Director
Approved by the Board of Directors

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Consolidated Statements of Income and Other Comprehensive Income (Loss)
For the years ended August 31, 2010, 2009 and 2008

	2010	2009	2008
	$	$	$
	(Amounts expressed in thousands of Canadian dollars, except per share data)

Income	571	1,447	2,747
Expenses
General and administrative	1,772	1,532	1,731

(Loss) income before the following	(1,201)	(85)	1,016
Gain (loss) on foreign exchange	(62)	1,888	(23)
Gain on sale of property, plant and equipment (note 5)	1,035	—	—
Reduction in accrued post-retirement benefits	580	—	—

Income from continuing operations before income taxes	352	1,803	993

Provision for income taxes (note 10)
Current	—	—	—
Future	—	—	—

	—	—	—

Income from continuing operations	352	1,803	993
Discontinued operations
Net income from discontinued operations (note 4)	107	199	4,403

Net income for the year	459	2,002	5,396
Change in accrued benefit cost of defined benefit plan	(482)	(929)	(135)

Comprehensive income (loss) for the year	(23)	1,073	5,261

Earnings per share (note 9)
Continuing operations — basic and diluted	0.01	0.03	0.02
Discontinued operations — basic and diluted	0.00	0.00	0.08
Income for the year
Basic	0.01	0.04	0.10
Diluted	0.01	0.03	0.09

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Consolidated Statements of Shareholders’ Equity
For the years ended August 31, 2010, 2009 and 2008

			Accumulated
			Other		Total
	Capital	Contributed	Comprehensive		Shareholders’
	Stock	Surplus	Loss	Deficit	Equity
	$	$	$	$	$
	(Amounts expressed in thousands of Canadian dollars)

Balance — August 31, 2007	139,388	53,941	(44,895)	(94,360)	54,074
Income for the year	—	—	—	5,396	5,396
Stock-based compensation (note 9)	—	57	—	—	57
Change in accrued benefit cost of defined benefit plan	—	—	(135)	—	(135)

Balance — August 31, 2008	139,388	53,998	(45,030)	(88,964)	59,392
Income for the year	—	—	—	2,002	2,002
Stock-based compensation (note 9)	—	72	—	—	72
Change in accrued benefit cost of defined benefit plan	—	—	(929)	—	(929)

Balance — August 31, 2009	139,388	54,070	(45,959)	(86,962)	60,537
Income for the year	—	—	—	459	459
Stock-based compensation (note 9)	—	125	—	—	125
Exercise of stock options	97	(19)	—	—	78
Change in accrued benefit cost of defined benefit plan	—	—	(482)	—	(482)

Balance — August 31, 2010	139,485	54,176	(46,441)	(86,503)	60,717

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Consolidated Statements of Cash Flows
For the years ended August 31, 2010, 2009 and 2008

	2010	2009	2008
	$	$	$
	(Amounts expressed in thousands of Canadian dollars)

Cash and cash equivalents provided by (used in)
Operating activities
Income from continuing operations	352	1,803	993
Adjustments to reconcile income to net cash flows from operating activities
Depreciation and amortization	59	73	180
Stock-based compensation	125	72	57
Change in fair value of short-term investments	115	21	(461)
Gain on sale of property, plant and equipment	(1,035)	—	—
Cash effect of changes from continuing operations
Interest receivable	788	(72)	(117)
Prepaid expenses	30	70	(24)
Accounts payable and accrued liabilities	336	(39)	(361)
Income taxes payable	—	—	(7)
Other assets	9	364	1,743
Other liabilities	(731)	(98)	(55)

	48	2,194	1,948

Investing activities
Purchase of property, plant and equipment	—	—	(3)
Proceeds from sale of property, plant and equipment	—	—	64
Promissory note advances	(1,213)	(1,000)	—
Repayments of promissory note	4,440	725	—
Decrease (increase) in short-term investments	8,037	8,915	(50,248)
Proceeds from sale of warrants	262	—	—

	11,526	8,640	(50,187)

Financing activities
Issuance of shares on exercise of stock options	78	—	—
Repayment of notes payable	—	—	(9,784)

	78	—	(9,784)

Increase (decrease) in cash flows due to changes in foreign exchange rates	116	(366)	(2,093)

Cash flows provided by discontinued operations:
Income (loss) from discontinued operations	107	199	(1,560)
Operating	(935)	(1,132)	2,477
Investing	—	—	(780)

	(828)	(933)	137

Increase (decrease) in cash and cash equivalents during the year	10,940	9,535	(59,979)
Cash and cash equivalents — Beginning of year	17,907	8,372	68,351

Cash and cash equivalents — End of year	28,847	17,907	8,372

Non-cash financing activities
Payment by trustee in bankruptcy to 2118769 Ontario Inc. (note 7)	—	—	(6,469)
Supplemental cash flow information
Income taxes recovered (paid) relating to discontinued operations	273	296	(208)
Interest paid relating to discontinued operations	—	—	1,267

See accompanying notes to consolidated financial statements.

CoolBrands International Inc.

Notes to Consolidated Financial Statements
August 31, 2010 and 2009
(Amounts expressed in thousands of Canadian dollars)

1  Description of business

CoolBrands International Inc. (“CoolBrands” or “the company”) was formed in 1994 and had been focused on the marketing and selling of a broad range of ice cream and frozen snack products.

During fiscal 2006 and 2007, the board of directors approved the active marketing of certain of the company’s business lines for sale. As a result, the majority of the company’s operations were disposed of during fiscal 2007. During fiscal 2010, the company’s principal operations consist of the management of its cash resources, including reviewing and considering potential opportunities to deploy such cash resources, and revenue earned from renting an owned building located in New Jersey. See note 16 regarding a merger transaction on November 2, 2010.

2  Summary of significant accounting policies

Basis of presentation

These consolidated financial statements include the accounts of CoolBrands and its principal direct and indirect wholly owned subsidiaries: Integrated Brands, Inc., Eskimo Pie Corporation, Eskimo Pie Frozen Distribution, Inc., Integrated Brands Franchise Corporation and CoolBrands Smoothies Corporation, collectively referred to as the company. All significant intercompany transactions are eliminated. The company has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of estimates and measurement uncertainty

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of income and expenses during the year. Significant estimates are used in determining, but are not limited to, the allowance for doubtful accounts, income tax valuation allowances, accrued liabilities and contingencies. By their nature, these estimates are subject to measurement uncertainty. Actual results could differ from those estimates. The effect on the consolidated financial statements of changes in estimates in future periods could be material and would be accounted for in the year the change occurs.

Cash and cash equivalents and short-term investments

All highly liquid commercial paper purchased with maturities of three months or less is classified as a cash equivalent. Cash equivalents are stated at fair value. Commercial paper, bank term deposits, banker’s acceptances and bonds purchased with maturities greater than three months are classified as short-term investments.

Property, plant and equipment

Property, plant and equipment are stated at the lower of cost less accumulated depreciation and net recoverable amount, including any writedowns. Depreciation of buildings and equipment is provided by the straight-line or declining balance methods, using the estimated useful lives of the assets, being 38 years and two to ten years, respectively.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

Financial instruments

The company carries a number of financial instruments including cash and cash equivalents, short-term investments, interest receivable, promissory notes receivable, accounts payable, and accrued liabilities. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted, due to the relatively short-term nature of their maturities.

Concentration of credit risk

Financial instruments, which potentially subject the company to concentration of credit risk, consist principally of cash and cash equivalents, short-term investments and receivables. The company attempts to minimize credit risk with respect to its cash and cash equivalents and short-term investments by adhering to its statement of investment policy that specifies investments be made in institutions with minimum of A or equivalent ratings by recognized rating agencies.

Earnings per share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method.

Foreign currency translation

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Amounts transferred from cumulative comprehensive income or loss on the sale or liquidation of an investment in a foreign entity is reported as part of the gain or loss on sale or liquidation. Non-monetary assets and liabilities have been translated at historical rates and revenue and expenses have been translated at the average exchange rate for the year.

Income taxes

The company provides for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between financial statement values and income tax values of assets and liabilities and are measured using substantively enacted income tax rate laws expected to be in effect when the differences are expected to reverse. The company establishes a valuation allowance against future income tax assets if it cannot demonstrate through the use of objectively verifiable available information that it is more likely than not that the future income tax asset will be realized.

Stock-based compensation

The company accounts for stock-based compensation using the fair value method of accounting. Under this method, compensation expense is measured at fair value at the grant date using the Black-Scholes option pricing model and recognized over the vesting period using the graded vesting method, with a corresponding increase to contributed surplus.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

3  Cash and cash equivalents and short-term investments

Cash and cash equivalents and short-term investments balances comprise the following:

	2010	2009
	$	$

Cash and cash equivalents
On deposit with financial institutions	743	190
High interest savings accounts at Canadian chartered banks	8,478	—
Canadian chartered bank guaranteed investment certificate	13,248	—
Inter Pipeline Fund commercial paper	4,510	—
TransCanada Pipeline commercial paper	1,868	—
Treasury bills	—	75
Money market accounts	—	17,642

	28,847	17,907

Short-term investments
GE Capital commercial paper	10,000	—
Enbridge Inc. commercial paper	8,309	—
Inter Pipeline Fund commercial paper	1,547	—
Canadian chartered bank deposit note	5,432	—
Canadian chartered bank guaranteed investment certificate	10,551	—
Bank term deposits and banker’s acceptances	—	21,694
Government guaranteed agency bonds	—	18,093
TransCanada Pipeline commercial paper	—	4,204

	35,839	43,991

	64,686	61,898

Included in cash and cash equivalents and short-term investments is $2,586 (2009 — $4,588) held in US dollar denominated investments and deposits.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

4  Discontinued operations

Below is a summary of the components of the assets and liabilities arising from the sale of the company’s operations and the respective operating results of the business units sold for each of the years presented. Cash flows are generated from the collection of accounts receivable and deposits remaining from the discontinued operations segments. Cash flows are used primarily for payments of fees associated with litigation matters and for liabilities remaining from the discontinued operations. Due to the uncertainty of the date when the litigation matters are resolved, it is not possible to predict the period of time that cash flows will no longer continue from the discontinued operations.

	2010	2009
	$	$

Current assets of discontinued operations Accounts receivable, net	—	85
Deposits	50	50

	50	135

Current liabilities of discontinued operations
Accounts payable	63	506
Accruals and other liabilities	1,920	2,565
Income taxes payable	97	92

	2,080	3,163

Net income from discontinued operations

	2010	2009	2008
	$	$	$

Revenue	—	—	402

(Loss) for the year before income taxes	(158)	(347)	(2,063)
Recovery of income taxes	265	546	503
Gain on disposal of discontinued operations	—	—	5,963

Income from discontinued operations	107	199	4,403

5  Property, plant and equipment

	2010	2009
	$	$

Land	—	25
Building and equipment	—	2,157

	—	2,182
Less: Accumulated depreciation	—	2,098

	—	84

Depreciation expense during the year was $59 (2009 — $73; 2008 — $180). On August 26, 2010, the company entered into an agreement for sale of commercial property to sell its land and building located in Bloomfield, New Jersey. The closing of the sale took place on October 22, 2010.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

6  Other assets

	2010	2009
	$	$

Promissory notes receivable	213	3,575
Amount due from sale of property, plant and equipment	1,280	—
Warrants	—	289
Investment in marketable securities	181	194

	1,674	4,058
Less: Amount due within one year	1,306	3,575

Other assets — long-term portion	368	483

The promissory notes receivable of $3,575 and warrants of $289 outstanding as at August 31, 2009 were collected during fiscal 2010.

The amount due from sale of property, plant and equipment includes US$800 that was received on October 22, 2010 and US$400 that is due December 22, 2010. The US$400 amount due is secured by a mortgage on the property sold and bears interest at an annual rate of 10%.

7  Secured note payable and interest due to a related company

In November 2006, 2118769 Ontario Inc. (2118769), a company controlled by Michael Serruya, the chairman, president and chief executive officer of the company, purchased all of the bank indebtedness of Americana Foods Limited Partnership (Americana Foods), which aggregated US$21,407 from the lender. CoolBrands was the guarantor of the Americana Foods debt. In October 2006, Americana Foods was placed into bankruptcy and the independent trustee sold or liquidated all of the assets of Americana Foods. In March 2007, the trustee made an initial payment to 2118769 of US$13,000 and a final payment of US$6,500 was made by the trustee in March 2008. In March 2008, the company, pursuant to its guarantee, repaid the remaining balance of the secured notes payable and accrued interest owing to the related company of US$3,166 and the expenses paid by 2118769 in connection with the purchase of the Americana indebtedness of US$291.

8  Other liabilities

	2010	2009
	$	$

Accrued benefit cost of post-retirement benefits (note 11)	1,790	2,432
Accrued benefit cost of non-registered pension plan	165	177
Accrued environmental liability	—	77
Accrued benefit cost of defined benefit retirement plan	975	493

	2,930	3,179

Subsequent to August 31, 2010, the company entered into a settlement agreement and mutual release that included, among other matters, the settlement of the obligation noted in the above chart pertaining to the post-retirement benefits of former employees of one of the company’s subsidiaries. The company agreed to make a payment of US$1,300 in full settlement of this liability. The accounting gain of approximately $450 will be reflected in fiscal 2011.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

9  Shareholders’ equity and stock options

Capital stock

On May 31, 2007, the company filed articles of amendment in order to affect the elimination of its dual class share structure. As a result of the elimination of the company’s dual class structure, a total of 6,025,659 multiple voting shares and 50,049,774 subordinate voting shares were changed into 56,075,433 common shares. The company’s articles of amendment authorize an unlimited number of common shares.

The following table summarizes the changes in common shares during the three-year period ended August 31, 2010:

Number of
Shares

Outstanding — August 31, 2007, 2008 and 2009	56,075,433
Issued on exercise of stock options	130,000

Outstanding — August 31, 2010	56,205,433

Stock options

Under the company’s stock option plans, options to purchase common shares were granted to directors, officers, consultants and key employees at exercise prices equal to the fair value of the stock at the date of grant.

The following table summarizes stock option activity for all stock option plans:

			Weighted
		Weighted	Average
	Number of	Average	Contractual
	Shares	Exercise Price	Life (in Years)
	(In thousands)	$

Outstanding — August 31, 2007	—	—	—
Granted	300	0.78	5.0

Outstanding — August 31, 2008	300	0.78	3.8
Granted	400	0.60	5.0

Outstanding — August 31, 2009	700	0.68	4.1
Granted	330	1.13	5.0
Exercised	(130)	0.60	3.9

Outstanding — August 31, 2010	900	0.86	3.8

Options exercisable — August 31, 2010	900	0.86	3.8

Stock-based compensation expense was recognized in the amount of $125 (2009 — $72; 2008 — $57) in the consolidated statements of income and other comprehensive income. During fiscal 2010, the company granted an aggregate of 330,000 stock options (of which 40,000 options vested immediately and 290,000 options vested in August 2010) with a weighted average fair value of $0.30 using the Black-Scholes option pricing model.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

The value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
	$	$	$

Expected dividend yield	nil	nil	nil
Risk-free interest rate	2.50%	1.73%	3.47%
Expected volatility	25%	25%	40%
Expected life	5 years	5 years	5 years

Warrants

In connection with the purchase of bank indebtedness by 2118769, a company controlled by Michael Serruya, the president and chief executive officer of the company, as well as 2118769’s entering into a forbearance agreement and providing a letter of credit to the company’s former lenders, the board of directors of CoolBrands issued to Michael Serruya, and certain parties related to Michael Serruya, warrants to purchase up to 5.5 million common shares. The warrants expire in November 2011 and the exercise price is $0.50 per warrant.

Earnings per share

	2010	2009	2008
	$	$	$

Numerator
Net income from continuing operations	352	1,803	993
Net income from discontinued operations	107	199	4,403

Net income for the year	459	2,002	5,396

Denominator
Basic weighted average shares outstanding	56,130,995	56,075,433	56,075,433
Diluted effect of stock awards	4,370,894	1,604,023	2,146,719

	60,501,889	57,679,456	58,222,152

Income from continuing operations — basic and diluted	0.01	0.03	0.02
Income from discontinued operations — basic and diluted	0.00	0.00	0.08

Income for the year
Basic	0.01	0.04	0.10

Diluted	0.01	0.03	0.09

Potentially dilutive securities for the year ended August 31, 2009, calculated in terms of weighted average share equivalent of stock options outstanding, included 300,000 stock options with an exercise price of $0.78 that were excluded from the calculations of diluted loss per share, as their inclusion would have an anti-dilutive effect.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

10  Income taxes

The effective income tax rate on income is affected from year to year by the geographic mix of the consolidated income before income taxes. The following table reconciles income tax expense (recovery) computed by applying the combined Canadian federal/provincial statutory rate with the actual income tax provision:

	2010	2009	2008
	%	%	%

Combined basic Canadian federal and provincial income tax rate	32.30	33.17	34.38
Utilization of net operating loss carry-forwards	(32.30)	(33.17)	(34.38)

	—	—	—

Significant components of the company’s deferred tax assets as at August 31, 2010 and 2009 are as follows:

	2010	2009
	$	$

Deferred income tax asset related to losses
Federal net operating and capital loss carry-forwards	17,056	18,281
Valuation allowance	(17,056)	(18,281)

	—	—

Deferred income tax asset related to other temporary differences
Deductible temporary differences	8,213	9,642
Valuation allowance	(8,213)	(9,642)

	—	—

As at August 31, 2010, the company has net operating loss carry-forwards for federal income tax purposes of approximately $10,135 in Canada and US$36,563 in the United States expiring as follows:

	Canadian	US
	Losses	Losses
	$	US$

2026	3,157	5,757
2027	6,485	30,087
2028	493	233
2029	—	486

	10,135	36,563

11  Retirement plans

A subsidiary of the company had maintained two defined benefit pension plans covering substantially all salaried and certain executive employees. On the acquisition of the subsidiary by the company in October 2000, all future participation and all benefits under the plans were frozen. These plans provide retirement benefits based primarily on employee compensation and years of service up to the date of acquisition of the subsidiary by the company. The above mentioned plans are referred to as the pension benefits.

In addition, the subsidiary entered into an agreement with the seller of the company to indemnify the cost of retiree health care and life insurance benefits for salaried employees who had retired prior to April 1992. Under this agreement, the subsidiary may elect to prepay its remaining obligation. The subsidiary did not

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

provide post-retirement health and life insurance benefits for employees who retired subsequent to April 1992. This indemnity agreement is referred to as the other benefits.

The following table reconciles the changes in benefit obligations and plan assets of the registered defined benefit plan in 2010 and 2009, and reconciles the funded status to accrued benefit cost as at August 31, 2010 and 2009:

	Pension
	Benefits	Other Benefits
	$	$

Benefit obligation
Balance — August 31, 2007	2,257
Interest cost	127
Actuarial gain	(276)
Benefit payments	(78)

Balance — August 31, 2008	2,030	2,432
Interest cost	156	—
Actuarial loss	433	—
Benefit payments	(98)	—
Loss on foreign exchange	28	—

Balance — August 31, 2009	2,549	2,432
Interest cost	136	—
Actuarial loss	324	—
Reduction in accrued post-retirement benefits	—	(642)
Benefit payments	(97)	—
Gain on foreign exchange	(59)	—

Balance — August 31, 2010	2,853	1,790

Plan assets — basic value
Balance — August 31, 2007	2,828
Actual return on plan assets	(280)
Loss on foreign exchange	(4)
Benefit payments	(78)

Balance — August 31, 2008	2,466
Actual return on plan assets	(427)
Gain on foreign exchange and other	114
Benefit payments	(98)

Balance — August 31, 2009	2,055
Actual return on plan assets	(25)
Loss on foreign exchange	(55)
Benefit payments	(97)

Balance at August 31, 2010	1,878

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

The unfunded status for the post-retirement health and life insurance benefits is as follows:

Other
Benefits
$

Benefit obligations in excess of plan assets	1,790

Accrued benefit cost	1,790

The following table provides the components of the net periodic benefit cost:

	Pension	Other
	Benefits	Benefits
	$	$

Interest cost	136	—
Expected return on plan assets	(144)	—
Recognized net actuarial loss	8	—
Reduction in accrued post-retirement benefits	—	(642)

Net period benefit income	—	(642)

The assumptions used in the measurement of the benefit obligations are as follows:

	Pension
	Benefits
	2010	2009	2008
	%	%	%

Benefit obligation discount rate	5.69	7.11	6.0
Expected return on plan assets, during the year	7.5	7.5	7.5

The company’s allocation of pension benefit assets as at August 31, 2010 and 2009, target allocations for fiscal 2011, and expected long-term rate of return by asset category are as follows:

				Weighted
				Average
				Expected Long-
	Target			Term Rate of
	Allocation	Percentage of Plan Assets		Return
Fiscal Year	2011	2010	2009	2011
	%	%	%	%

Asset category
Large capitalization equities	26.0	32.0	34.7	2.2
Mid capitalization equities	14.4	12.9	11.7	1.3
Small capitalization equities	9.6	4.6	5.7	0.9
International equities	18.0	34.1	32.5	1.6
Fixed income bonds	26.0	12.4	11.6	1.0
Cash, cash equivalents and other	6.0	4.0	3.8	0.2

	100.0	100.0	100.0	7.2

The company’s investment strategy is to obtain the highest possible return commensurate with the level of assumed risk. Investments are well diversified within each of the major asset categories.

The expected long-term rate of return is figured by using the target allocation and expected returns for each asset class as in the table above. The actual historical returns are also relevant.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

Based on the latest actuarial report as of January 1, 2010, the company expects that there will be no minimum regulatory funding requirements that will need to be made during fiscal 2011. The next actuarial report used for funding purposes will be effective as of January 1, 2011.

Expected benefit payments under the Eskimo Pie Corporation’s defined benefit registered pension plan over future years are as follows:

Pension
Benefits
$

Fiscal year
2011	107
2012	106
2013	125
2014	125
2015	125
2016 — 2019	721

12	Financial instruments

The classification of financial instruments as at August 31, 2010 and 2009 and their respective carrying values and fair values were as follows:

	2010
				Other
	Held-for-	Held-to-	Loans and	Financial	Carrying	Fair
	Trading	Maturity	Receivables	Liabilities	Value	Value
	$	$	$	$	$	$

Cash and cash equivalents	28,847	—	—	—	28,847	28,847
Short-term investments	35,839	—	—	—	35,839	35,839
Investments in marketable securities	181	—	—	—	181	181
Promissory note receivable	—	213	—	—	213	213
Amount due from sale of capital asset	—	—	1,280	—	1,280	1,280
Accounts payable and accrued liabilities	—	—	—	2,724	2,724	2,724

	2009
				Other
	Held-for-	Held-to-	Loans and	Financial	Carrying	Fair
	Trading	Maturity	Receivables	Liabilities	Value	Value
	$	$	$	$	$	$

Cash and cash equivalents	17,907	—	—	—	17,907	17,907
Short-term investments	43,991	—	—	—	43,991	43,991
Investments in marketable securities	194	—	—	—	194	194
Promissory note receivable and accrued interest	—	4,396	—	—	4,396	4,396
Accounts receivable	—	—	85		85	85
Accounts payable and accrued liabilities	—	—	—	3,276	3,276	3,276

Fair value

Fair value is the amount of consideration that would be agreed in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. The company uses the following methods

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

and assumptions to establish the fair value for each class of financial instrument for which carrying amounts are included in the consolidated balance sheet as follows:

• Held-for-trading

Cash and cash equivalents and short-term investments

The carrying amount of cash and cash equivalents is recorded at the fair value based on the amount of funds held in the company’s bank accounts. Cash and cash equivalents invested in short-term investments are valued based on quoted market prices provided by the company’s investment managers.

Investments in marketable securities

The carrying amount is recorded at fair value based on quoted market prices provided by the investment manager.

• Held to maturity

Promissory note receivable and accrued interest

The carrying amount is recorded at amortized cost using the effective interest method.

• Loans and receivables

Accounts receivable

The carrying amount is a reasonable approximation of the fair value due to the short-term nature of these financial instruments.

• Other financial liabilities

Accounts payable and accrued liabilities

The carrying amounts included in the consolidated balance sheets are measured at amortized cost, which approximates fair value due to the short-term nature of accounts payable and accrued liabilities.

The company records all transaction costs for financial assets and financial liabilities in the consolidated statements of income and other comprehensive income as incurred.

All financial instruments that use the fair market value hierarchy are based on level 1 fair value measurement that reflect unadjusted quote prices in active markets for identical assets or liabilities.

Risk arising from financial instruments

The company does not use financial derivatives.

• Foreign exchange risk and sensitivity on foreign exchange fluctuations

The company holds financial assets and financial liabilities and incurs expenses and earns revenue denominated in US dollars.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

Included in the undernoted accounts are the following balances denominated in US dollars:

	2010	2009
	$	$

Cash and cash equivalents	675	115
Short-term investments	1,752	4,075
Interest receivable	—	750
Current assets of discontinued operations	50	128
Other assets	1,370	3,427
Current liabilities of discontinued operations	(2,307)	(2,926)
Other liabilities	(1,691)	(2,323)

Net US dollar position	(151)	3,246
Non-monetary assets and liabilities	1,498	2,053

Net US dollar monetary position	1,347	5,299

A 1% strengthening/weakening of the Canadian dollar against the US dollar as at August 31, 2010 would have decreased/increased net income for the year ended August 31, 2010 and shareholders’ equity as at August 31, 2010 by $14. This analysis assumes that all other variables remain constant. The company does not use derivative instruments to reduce its exposure to foreign exchange risk.

• Interest rate risk and sensitivity analysis on interest rate changes

The company is exposed to interest rate risk arising from its investment of its cash resources in interest-bearing securities. Reductions in interest rates would reduce the amount of interest revenue earned by the company.

As at August 31, 2010, the weighted average interest rate earned on invested funds was 0.84%. A 100 basis point change in this interest rate would result in a change in income of $645.

• Credit risk

The company is exposed to credit risk, as certain of its cash funds are invested in marketable securities issued by financial institutions and commercial enterprises with maturities extending between one and nine months. The company attempts to mitigate credit risk by investing only in institutions that provide strong liquidity and by restricting investments to less than one-year maturities.

13	Related party transactions

The following transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The party is considered related as one of the company’s directors is also a director of the related party.

	2010	2009	2008
	$	$	$

Rent paid in respect of shared premises	48	48	48
Expenses recovered in respect of shared employee	30	36	30

There were no outstanding amounts receivable or amounts payable to related parties as at August 31, 2010, 2009 and 2008.

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

14	Contingencies

Litigation

On October 31, 2006, Capricorn Investors III, L.P. (Capricorn), the parent of Americana Foods Corporation, filed a complaint in the Supreme Court of the State of New York (the court) against CoolBrands, Integrated Brands, Inc., CBA Foods LLC, CB Americana LLC and certain officers and directors of CoolBrands asserting allegations against the defendants for breaches of contract, breach of fiduciary duty, fraud and conspiracy and seeked injunctive relief and damages of over $60 million.

Following several successful decisions rendered by the court in favour of the company, on December 1, 2009, CoolBrands and certain related entities entered into a settlement agreement with Capricorn relating to this lawsuit. All claims in the lawsuit were dismissed with prejudice. Pursuant to the settlement agreement, CoolBrands agreed to make a payment to Capricorn of US$1,050. The company’s insurer agreed to contribute 50% of the settlement amount. The net amount of US$525 has been paid and was expensed in the company’s second quarter fiscal 2010 financial results.

Legal matters

The company is also a party to other legal proceedings and disputes with former franchisees and others, which arise in the ordinary course of business. In the opinion of the company, it is unlikely that the liabilities, if any, arising from the legal proceedings and disputes will have a material adverse effect on the consolidated financial position of the company. The amount of loss, if any, cannot be determined at this time.

Environmental liabilities

In February 1992, a subsidiary of the company entered into an agreement with the former owner of the subsidiary whereby the former owner agreed to indemnify the subsidiary for damages or expenses resulting from environmental contamination caused by the former owner and its predecessors on the subsidiary’s owned property located in New Jersey. Litigation was commenced by the company to demand that the former owner abide by the terms of the agreement. Prior to the sale of the property, as described in note 8, the company was liable for the costs associated with remediating the environmental contamination on the property. The cost of such remediation could not be reasonably estimated at this time. The subsidiary has provided a self-guarantee to the State of New Jersey in the amount of $370 to cover potential clean up costs.

Subsequent to August 31, 2010, the company entered into a settlement agreement and mutual release with the former owner of the subsidiary that included, among other matters, a release by the company of any claims made by the company against the former owner for damages related to the environmental contamination.

15	Segment information

As a result of the sale or closure of the operating businesses of the company in 2007, any remaining assets and liabilities of each of these businesses have been classified as current assets and current liabilities of discontinued operations on each of the consolidated balance sheets as at August 31, 2010 and 2009 and the components of their operating results have been included in income from discontinued operations on each of the consolidated statements of operations. As at August 31, 2010, the company has one segment.

16	Proposed merger with Swisher International, Inc.

On August 18, 2010, the company announced that it had agreed to enter into an agreement to merge with a US private company, Swisher International, Inc. (Swisher), a full-service hygiene solutions provider based in Charlotte, North Carolina. The transaction included a court-approved plan of arrangement, was approved by shareholders at a meeting on October 27, 2010 and closed on by November 2, 2010. Under the transaction, all

CoolBrands International Inc.

Notes to Consolidated Financial Statements — (Continued)

of the outstanding common shares of Swisher were exchanged for 57,789,630 CoolBrands common shares. Following completion of the transaction, the current CoolBrands shareholders hold approximately 52% of the merged company, on a fully diluted basis, while current shareholders of Swisher hold approximately 48%. No accounting recognition has been given to this transaction in these financial statements.

EXHIBIT INDEX

The following exhibits have been filed as part of this Registration Statement on Form 10.

Exhibit
Number	Exhibit Description

10.1	Credit Agreement by and between Swisher International, Inc. and Wachovia Bank, National Association, dated November 14, 2005.
16.1	Letter of Scharf Pera & Co., PPL, dated November 16, 2010.
21.1	Subsidiaries of Swisher Hygiene Inc.